As filed with the Securities and Exchange Commission on November 26, 1997

                                                     Registration Nos. 333-32101
                                                                        811-8736


================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  ------------
                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
        OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                                  ------------

                         THE GUARDIAN SEPARATE ACCOUNT K
                              (Exact Name of Trust)

                                  ------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                               (Name of Depositor)

                 201 Park Avenue South, New York, New York 10003
                (Complete Address of Principal Executive Offices)

                                  ------------

                          RICHARD T. POTTER, JR., ESQ.
                 The Guardian Insurance & Annuity Company, Inc.
                              201 Park Avenue South
                            New York, New York 10003
                     (Name and address of agent for service)

                                    Copy to:
                              STEPHEN E. ROTH, ESQ.
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004

                                  ------------


Variable Whole Life Insurance Policies With Modified Scheduled Premiums -- Registration of Indefinite Amount of Securities Pursuant to Rule 24F-2 Under the Investment Company Act of 1940 (Title, of securities being registered)


 Approximate date of proposed public offering: Upon the effective date of this
                             Registration Statement

                                  ------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-8B-2

N-8B-2 Item                         Heading in Prospectus
-----------                         ---------------------
1,2,3,51(a).....................    Cover Page; Summary
4...............................    Distribution of the Policy and Other
                                    Contractual Arrangements
5...............................    Summary
6(a)............................    The Separate Account
6(b)............................    The Separate Account
7...............................    Not Applicable
8...............................    Financial Statements
9...............................    Legal Proceedings

10(a),(b).......................    Partial Withdrawals; Right to Cancel;
                                    Surrender

10(d)...........................    Fixed Benefit Life Insurance During the
                                    First 24 Months; Transfers; Transfers from
                                    the Fixed-Rate Option; Dollar Cost Averaging
                                    Transfer Option; Reducing the Face Amount
10(e)...........................    Default; Grace Period; Reinstatement
10(f)...........................    Voting Rights
10(g),(h).......................    Rights Reserved by GIAC
10(i),44(a),51(g)...............    Premiums; Policy Values and Benefits; Policy
                                    Proceeds
11..............................    The Variable Investment Options
12..............................    The Variable Investment Options
13(a),(b),(c),51(g).............    Deductions from Policy Premiums and
                                    Unscheduled Payments; Deductions from the
                                    Mutual Funds
13(d),(g).......................    Not Applicable
13(e),(f).......................    Monthly Deductions from the Policy Account
                                    Value; Transaction Deductions from Policy
                                    Account Value; Deductions from the Separate
                                    Account; Distribution of the Policy and
                                    Other Contractual Arrangements
14..............................    Insureds
15..............................    Allocation of Net Premiums; Crediting
                                    Payments
16..............................    Allocation of Net Premiums; Transfers;
                                    Dollar Cost Averaging Transfer Option;
                                    Policy Loans

17..............................    Surrender; Partial Withdrawals; Right to
                                    Cancel; Policy Proceeds

18..............................    The Variable Investment Options
19..............................    Communications from GIAC
20..............................    Not Applicable
21(a),(b).......................    Policy Loans; Automatic Premium Loan; Policy
                                    Proceeds
21(c),22,23.....................    Not Applicable
24..............................    Policy Value Options; Payment Options;
                                    Limits to GIAC's Right to Challenge a
                                    Policy; Other Information
25,27,29,48.....................    Summary
26..............................    Not Applicable
28..............................    GIAC's Management
30,31,32,33,34,35,36,37.........    Not Applicable
38,39,41(a).....................    Distribution of the Policy and Other
                                    Contractual Arrangements
40..............................    The Funds' Investment Advisers
41(b),(c),42,43.................    Not Applicable
44(a)...........................    Premiums; Policy Values and Benefits
44(b)...........................    Exhibits
44(c)...........................    Premiums
45..............................    Not Applicable
46(a),47........................    Amounts in the Separate Account; Net
                                    Investment Factor; Policy Proceeds
46(b)...........................    Not Applicable
49,50...........................    Not Applicable
51(b)...........................    Cover Page
51(c),(d).......................    Death Benefit Options; Charge for the Cost
                                    of Insurance; Mortality and Expense Risk
                                    Charge
51(e),(f).......................    Policyowner and Beneficiary
51(h),(i),(j)...................    Not Applicable
52(a),(c).......................    Rights Reserved by GIAC
52(b),(d).......................    Not Applicable
53(a)...........................    GIAC's Taxes
53(b),54,55,56,57,58............    Not Applicable
59..............................    Financial Statements

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                                PARK AVENUE LIFE
                      Variable Whole Life Insurance Policy
                        With Modified Scheduled Premiums
                          Prospectus Dated ______, 1997

Park Avenue Life is a variable whole life insurance policy with modified scheduled premiums. The policy is issued by The Guardian Insurance & Annuity Company, Inc. ("GIAC"), a wholly owned subsidiary of The Guardian Life Insurance Company of America ("Guardian Life"). The policy provides guaranteed insurance coverage until the Policy Anniversary nearest the insured's 100th birthday, that at least equals the Face Amount if Policy Premiums are paid when due or skipped under the Premium Skip Option, no partial withdrawals are made and there is no Policy Debt. Park Avenue Life also provides the opportunity to increase the amount of insurance coverage and other policy benefits if investment results are sufficiently favorable.

The policy provides for the payment of Policy Premiums during the insured's lifetime, or until the Policy Anniversary nearest the insured's 100th birthday. Under certain circumstances, Policy Premium payments may be skipped. When Policy Premium payments are skipped, Net Premiums are not added to the Policy Account Value, and charges continue to be deducted under the policy.

A policyowner may allocate Net Premiums and transfer all or portions of the Unloaned Policy Account Value among the Variable Investment Options and a Fixed-Rate Option. Special limits apply to transfers out of the Fixed-Rate Option. The Variable Investment Options provide variable market returns and are offered through the investment divisions of The Guardian Separate Account K (the "Separate Account"). The Fixed-Rate Option provides a guaranteed return of at least 4% annually. The Policy Account Value increases or decreases with, among other things, the investment experience and/or credited interest provided by the Variable Investment Options and the Fixed-Rate Option, as selected by the policyowner. A policyowner bears the investment risk for amounts held in the Variable Investment Options.

Within limits, a policyowner may draw upon the Policy Account Value through policy loans or partial withdrawals. A policyowner may also surrender the policy for its Net Cash Surrender Value, but then all insurance coverage will end. Surrender charges will be assessed during the first 12 policy years if the policy lapses or is surrendered, or if the Face Amount is reduced. The Face Amount can be reduced by request or as a result of a partial withdrawal. GIAC also assesses a separate administrative processing charge in connection with each partial withdrawal.

Regardless of a policy's investment experience, until the Policy Anniversary nearest the insured's 100th birthday, it will not lapse and the death proceeds will at least equal the Face Amount set forth in the policy if Policy Premiums are paid when due or skipped under the Premium Skip Option, no partial withdrawals are made and there is no Policy Debt. Upon policy lapse, a policyowner may continue life insurance coverage for a limited period or in a reduced amount by electing a policy value option. Also, a policyowner may be able to reinstate a policy that has not been surrendered for cash for up to five years after lapse.

Upon the insured's death, GIAC will pay the policy's death proceeds to the beneficiary(ies). Two death benefit options are offered. Option 1 provides a death benefit that at least equals the Face Amount of the policy when the insured dies. Option 2 provides a variable death benefit that will be greater than the Face Amount when the Policy Account Value exceeds the policy's Benchmark Value, but that will never be less than the Face Amount when the insured dies. Under either option, a higher death benefit may apply to satisfy federal income tax law requirements or if the policy's "variable insurance amount" exceeds certain levels. Also, under either option, after the Policy Anniversary nearest the insured's 100th birthday, the death benefit is equal to the Policy Account Value.

Variable life insurance is not a short term investment. A prospective purchaser should evaluate the need for life insurance and the policy's long term investment potential before buying a policy. In addition, it may not be advantageous to replace existing life insurance coverage by purchasing a Park Avenue Life policy, particularly if the decision to replace existing coverage is based solely on a comparison of policy illustrations. For federal income tax purposes, this policy may be treated as a modified endowment contract under circumstances described in this prospectus. The policy may be examined and returned for a full refund for a limited period after the initial Policy Premium payment has been paid.

This prospectus sets forth information that a prospective purchaser should know about Park Avenue Life before investing, and should be retained for future reference. This prospectus is not valid unless it is accompanied by the current prospectuses for The Guardian Stock Fund, The Guardian Small Cap Stock Fund, The Guardian Bond Fund, The Guardian Cash Fund, Baillie Gifford International Fund, Value Line Strategic Asset Management Trust, Value Line Centurion Fund and MFS Growth With Income Series.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                       1

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                                TABLE OF CONTENTS

DEFINITIONS...............................................................    4

SUMMARY...................................................................    6

PARK AVENUE LIFE POLICY DIAGRAM...........................................   11

THE PARK AVENUE LIFE POLICY...............................................   12

      Insureds............................................................   12
      Premiums............................................................   12
            Policy Premiums...............................................   12
            Basic Scheduled Premiums......................................   12
            Unscheduled Payments..........................................   13
            Premium Skip Option...........................................   13
            Automatic Premium Loan........................................   14

            Allocation of Net Premiums....................................   15

            Crediting Payments............................................   15
            Backdating....................................................   15

            Default.......................................................   15

            Grace Period..................................................   16
            Reinstatement.................................................   16

      Deductions and Charges..............................................   16
            Deductions From Policy Premiums and Unscheduled Payments......   16
            Monthly Deductions From the Policy  Account Value.............   17
            Transaction Deductions From the Policy  Account Value.........   18
            Deductions From the Separate Account..........................   19
            Deductions From the Mutual Funds..............................   19


      Policy Values and Benefits..........................................   20
            Death Benefit Options.........................................   20

            Policy Values.................................................   20
            Amounts In the Separate Account...............................   21
            Net Investment Factor.........................................   21

      Other Policy Features...............................................   22
            Policy Loans..................................................   22
            Reducing the Face Amount......................................   23
            Partial Withdrawals...........................................   23

            Surrender.....................................................   24

            Transfers.....................................................   24
            Transfers From the Fixed-Rate Option..........................   25
            Dollar Cost Averaging Transfer Option.........................   25
            Policy Proceeds...............................................   25
            Policy Value Options..........................................   26
            Fixed-benefit Insurance During the First 24 Months............   27
            Payment Options...............................................   28

      Tax Effects.........................................................   28
            Treatment of Policy Proceeds..................................   28
            Exchanges.....................................................   30
            Diversification...............................................   30
            Policy Changes................................................   30
            Tax Changes...................................................   30
            Estate and Generation Skipping Transfer Taxes.................   30
            Legal Considerations for Employers............................   30
            Other Tax Consequences........................................   31
            GIAC's Taxes..................................................   31
            Income Tax Withholding........................................   31

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                                       2

THE VARIABLE INVESTMENT OPTIONS...........................................   32
      The Separate Account................................................   32
      The Funds...........................................................   32
            Investment Objectives and Policies of the Funds...............   32
            Investment Performance of the Funds...........................   32
      The Funds' Investment Advisers......................................   33
            Guardian Investor Services Corporation........................   33
            Guardian Baillie Gifford Limited..............................   33
            Baillie Gifford Overseas Limited..............................   33
            Value Line, Inc...............................................   33

            Massachusetts Financial Services Company......................   33

THE FIXED-RATE OPTION.....................................................   34
      General Information.................................................   34
      Amounts In the Fixed-Rate Option....................................   34

VOTING RIGHTS.............................................................   35

DISTRIBUTION OF THE POLICY AND OTHER CONTRACTUAL ARRANGEMENTS.............   36

LIMITS TO GIAC'S RIGHT TO CHALLENGE A POLICY..............................   37
      Incontestability....................................................   37
      Misstatement of Age or Sex..........................................   37
      Suicide Exclusion...................................................   37

GIAC'S MANAGEMENT.........................................................   38

OTHER INFORMATION.........................................................   41
      Rights Reserved by GIAC.............................................   41
      Right to Cancel.....................................................   41
      Policyowner and Beneficiary.........................................   41
      Assignment..........................................................   42
      Communications From GIAC............................................   42
      Communications With GIAC............................................   42
      Special Provisions For Group or Sponsored Arrangements..............   42
      Advertising Practices...............................................   42
      Legal Proceedings...................................................   43
      Legal Matters.......................................................   43
      Registration Statement..............................................   43
      Financial and Actuarial Experts.....................................   43

FINANCIAL STATEMENTS OF THE GUARDIAN SEPARATE ACCOUNT K...................   44

STATUTORY BASIS FINANCIAL STATEMENTS OF THE GUARDIAN INSURANCE & ANNUITY
  COMPANY, INC............................................................   54


APPENDIX A: POLICY ILLUSTRATIONS..........................................  A-1

APPENDIX B: INVESTMENT EXPERIENCE INFORMATION.............................  B-1

APPENDIX C: LONG TERM MARKET TRENDS.......................................  C-1

APPENDIX D: USES OF LIFE INSURANCE........................................  D-1

APPENDIX E: ADDITIONAL BENEFITS BY RIDER..................................  E-1

APPENDIX F: VARIABLE WHOLE LIFE INSURANCE WITH MODIFIED SCHEDULED
            PREMIUMS - FIRST YEAR SURRENDER CHARGE RATES PER $1000........  F-1

THE PARK AVENUE LIFE POLICY MAY NOT BE AVAILABLE IN ALL STATES OR JURISDICTIONS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. GIAC DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR ANY ATTACHED SUPPLEMENT THERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY GIAC.

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                                       3

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                                  DEFINITIONS

Important terms used in this prospectus are defined below. Defined terms appear in this prospectus with initial upper case letters.

Age:  The insured's age on his or her birthday nearest the Policy Date.

Attained Age: The insured's Age plus the number of policy years completed since the Policy Date.

Basic Scheduled Premium: The premium amount set forth in a policy which must be paid to obtain the benefits provided by the policy exclusive of additional benefit riders. Rating charges may be added to the Basic Scheduled Premium when the insured does not satisfy GIAC's underwriting requirements for standard insurance.

Benchmark Value: A hypothetical account value that GIAC compares to the actual Policy Account Value or Cash Surrender Value to determine whether and to what extent certain policy privileges can be exercised, and to redetermine the Basic Scheduled Premium in policy years after the Guaranteed Premium Period. A Benchmark Value for each Policy Anniversary is set forth in the policy.

After the Guaranteed Premium Period, the Benchmark Value is equal to the greater of (1) the Tabular Account Value plus the product of 0.955 and the difference between the maximum Basic Scheduled Premium and the Basic Scheduled Premium payable during the Guaranteed Premium Period for the current Face Amount and (2) the amount which, along with the payment, when due, of Basic Scheduled Premiums for the current Face Amount through the Policy Anniversary nearest the insured's 100th birthday, would cause the Policy Account Value to at least equal the Face Amount on the Policy Anniversary nearest the insured's 100th birthday if, assuming a $100,000 Face Amount and premiums paid monthly, (i) the policyowner paid all such Basic Scheduled Premiums, (ii) no Unscheduled Payments were made and no loans or withdrawals were taken, (iii) the policy's current cost of insurance charges and maximum other charges and deductions were assessed and
(iv) the Policy Account Value earned a 4% annual net return throughout the life of the policy.

During the Guaranteed Premium Period, the Benchmark Value is the greater of (1) the Tabular Account Value and (2) the amount which, along with payment, when due, of Basic Scheduled Premiums through the Guaranteed Premium Period, would cause the Policy Account Value to at least equal the Benchmark Value at the end of the Guaranteed Premium Period if, assuming a $250,000 Face Amount and premiums paid annually,: (i) the policy's current cost of insurance charges are assessed and (ii) the Policy Account Value earned a 6.59% annual gross return throughout the Guaranteed Premium Period. The Benchmark Value on any day during a policy year is based on the Benchmark Values for the immediately preceding and immediately succeeding Policy Anniversaries, adjusted for the number of days to such Anniversaries from the given day. GIAC does not guarantee that the Policy Account Value will equal or exceed the Benchmark Values set forth in a policy.

Business Day: Each date on which the New York Stock Exchange or its successor is open for trading and GIAC is open for business. GIAC's close of business is 4:00 p.m. New York City time.

Cash Surrender Value: The Policy Account Value minus any surrender charges.

Executive Office: GIAC's office at 201 Park Avenue South, Mail Station 215-B, New York, New York 10003.

Face Amount or Guaranteed Insurance Amount: The guaranteed minimum amount of death proceeds provided by a Park Avenue Life policy until the Policy Anniversary nearest the insured's 100th birthday if Policy Premiums are paid when due, or skipped under the Premium Skip Option, no partial withdrawals are made and there is no Policy Debt. The Guaranteed Insurance amount is set forth in the policy. The minimum initial Face Amount for a policy is currently $100,000.

Fixed-Rate Option: The allocation option which provides a guaranteed rate of return.

Guaranteed Premium Period: The period during which the Basic Scheduled Premium specified in a policy is payable and guaranteed to remain level. The Guaranteed Premium Period begins on the Policy Date and ends on the later of the Policy Anniversary nearest the insured's 70th birthday or the 10th Policy Anniversary. If the Face Amount is reduced during the Guaranteed Premium Period, the amount of the level Basic Scheduled Premium to be paid through the remainder of the Guaranteed Premium Period will be reduced.

Internal Revenue Code: The Internal Revenue Code of 1986, as amended, and its related rules and regulations.

Issue Date: The date the policy is issued at the Executive Office.

Loan Collateral Account: An account within GIAC's general account to which values from the Variable Investment Options and the Fixed-Rate Option are transferred when the policyowner takes a policy loan.

Monthly Date: The same date of each calendar month as the Policy Date, or the last date of a calendar month, if earlier.

Monthly Deductions: Deductions from the Policy Account Value attributable to the Variable Investment Options and the Fixed-Rate Option which are processed on each Monthly Date to pay the policy charge,

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                                       4
administration charge, cost of insurance charge and guaranteed insurance amount charge.

Net Amount at Risk: The amount of death benefit provided under the death benefit option then in force minus the Policy Account Value.

Net Cash Surrender Value: The amount payable upon the surrender of a policy. The Net Cash Surrender Value on any date is the Cash Surrender Value as reduced by any Policy Debt and increased by any amounts already paid as Policy Premium Assessments for periods beyond the next Monthly Date.

Net Premium: The portion of a Basic Scheduled Premium or an Unscheduled Payment which is allocated among the Variable Investment Options and the Fixed-Rate Option according to instructions provided by the policyowner.

Policy Account Value: The sum of the values attributable to a policy which are allocated to the Variable Investment Options, the Fixed-Rate Option and the Loan Collateral Account.

Policy Anniversary: The annual anniversary measured from the Policy Date.

Policy Date: The date set forth in the policy that is used to measure policy months and policy years. Policy Anniversaries and Monthly Dates are measured from the Policy Date.

Policy Debt: All outstanding and unpaid policy loans plus accrued and unpaid loan interest.

Policy Premium: The amount payable for coverage provided under the entire contract, including any additional benefit riders elected by the policyowner. A Policy Premium equals the Basic Scheduled Premium plus any applicable Policy Premium Assessments.

Policy Premium Assessments: (1) Rating charges which are added to the Basic Scheduled Premium when the insured does not satisfy GIAC's underwriting requirements for standard insurance; and/or (2) premiums payable for any additional benefits provided by riders to a policy.

Policy Review Date: The Monthly Date prior to the beginning of a given policy year.

Premium Charge: A charge deducted from Basic Scheduled Premiums and Unscheduled Payments at a rate of 7.5% per payment until an amount equal to 12 Basic Scheduled Premiums payable during the Guaranteed Premium Period for the current Face Amount has been paid, and thereafter at a rate of 4.5% per payment.

Tabular Account Value: A hypothetical account value that GIAC compares to the actual Policy Account Value to redetermine the Basic Scheduled Premium in policy years after the Guaranteed Premium Period, and uses to calculate Benchmark Values. The Tabular Account Value is equal to the hypothetical account value that would result if, assuming a policy with a Face Amount of $100,000 and premiums paid monthly, (i) a policyowner paid the Basic Scheduled Premium during the Guaranteed Premium Period and the maximum Basic Scheduled Premium thereafter, (ii) GIAC assessed guaranteed charges beginning on the Policy Date and (iii) the Policy Account Value earned a 4% annual net return throughout the life of the policy. The Tabular Account Value on any day during a policy year is based on the Tabular Account Values for the immediately preceding and immediately succeeding Policy Anniversaries, adjusted for the number of days to such anniversaries from the given day. GIAC does not guarantee that the Policy Account Value will equal or exceed the Tabular Account Values set forth in a policy.

Unloaned Policy Account Value: The Policy Account Value minus any Policy Debt.

Unscheduled Payments: Payments made in addition to the Policy Premium payable for each policy year.

Variable Investment Options: The investment divisions of the Separate Account which correspond to the mutual funds in which the Separate Account invests.

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                                       5
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                                     SUMMARY

The following summary is qualified in its entirety by: (1) the terms of the Park Avenue Life policy issued to the policyowner, exclusive of any riders; (2) the more detailed information appearing elsewhere in this prospectus; and (3) the accompanying prospectuses for the mutual funds in which the Separate Account invests.

How does variable life insurance differ from conventional, fixed-benefit whole life insurance?

Like conventional, fixed-benefit whole life insurance, variable life insurance provides two important benefits: (1) an income tax-free death benefit and (2) a cash value that can grow tax-deferred. What sets variable life insurance apart from conventional whole life insurance is that the owner of a variable life insurance policy can direct premiums and cash values to investment options that provide variable, rather than fixed, returns. If investment results are sufficiently favorable, the policyowner can experience an increase in a variable life insurance policy's cash value and, in certain cases, the amount of the death benefit. However, the variable life insurance policyowner also bears the risk of investment losses and no cash value is guaranteed. In contrast, a conventional whole life insurance policy generally provides cash values that are fixed and guaranteed by the issuing insurance company when the policy is issued.

How does Park Avenue Life differ from universal life insurance policies?

A universal life insurance policy typically allows the policyowner to select and change the death benefit option that applies to his or her policy, increase or decrease the face amount of insurance provided by the policy, and choose the amount and frequency of premium payments with reference to "target premiums." This flexibility permits a policyowner to provide for changing insurance needs within a single policy. However, there are risks that a universal life insurance policy will lapse without cash value, because even the recommended target premiums may be insufficient to support the policy's face amount and other benefits when investment experience is unfavorable. This risk increases if the policyowner chooses not to pay the target premiums according to the recommended schedule.

Park Avenue Life offers many of the features available under universal life insurance policies. Policyowners may select and, within limits, change the death benefit option, reduce the Face Amount, make Unscheduled Payments or skip annual Policy Premiums. However, unlike universal life insurance policies, Park Avenue Life is guaranteed by GIAC to remain in force, regardless of investment performance, until the Policy Anniversary nearest the insured's 100th birthday, if required Policy Premiums are paid when due, or skipped under the Premium Skip Option, and Policy Debt does not exceed the Cash Surrender Value. See "Premiums" and "Policy Loans."

Who issues Park Avenue Life?

The policy is issued through the Separate Account by The Guardian Insurance & Annuity Company, Inc. ("GIAC"). GIAC is wholly owned by The Guardian Life Insurance Company of America ("Guardian Life"). GIAC is a Delaware stock insurance company. It was organized in 1970 and is licensed to sell life insurance and annuities in all 50 states of the United States and the District of Columbia. As of December 31, 1996, GIAC had total assets (statutory basis) in excess of $6.0 billion. Guardian Life is a New York mutual insurance company. Guardian Life and the Executive Offices of GIAC are located at 201 Park Avenue South, New York, New York 10003. Written communications about Park Avenue Life should be directed to Mail Station 215-B at that address.

As of the date of this prospectus, GIAC and its parent, Guardian Life, have consistently received exemplary ratings from Moody's Investors Service, Inc., Standard & Poor's Corporation, Duff & Phelps and A.M. Best. These ratings may change at any time, and only reflect GIAC's ability to satisfy its insurance-related obligations and meet its guarantee of the policy's Fixed-Rate Option. These ratings do not apply to Park Avenue Life's Variable Investment Options, which are subject to the risks of investing in securities. Guardian Life is not the issuer of Park Avenue Life policies and does not guarantee the benefits provided therein.

Who can buy a Park Avenue Life Policy?

GIAC will issue a policy to a purchaser who resides in a state or jurisdiction where the policy may be offered to insure the life of anyone Age 80 or under (Age 70 and under on and after May 1, 1998) who meets GIAC's underwriting requirements. Owners of certain fixed-benefit life insurance policies issued by GIAC or its parent, Guardian Life, may be able to purchase Park Avenue Life (i) without evidence of insurability, by exchanging their present policies, or (ii) without evidence of insurability, or with simplified underwriting, by exercising applicable riders to their fixed-benefit life insurance policies. Policyowners of convertible term policies and whole life policies with convertible term riders who elect to convert to a Park Avenue Life Policy may receive a credit upon conversion in an amount up to one Basic Scheduled Premium. Interested policyowners should consult their legal and tax advisers about the consequences of exchanging their existing policies for a Park Avenue Life policy. See "Deductions and Charges," "Tax Effects," and "Special Provisions For Group Or Sponsored Arrangements."

How are premiums set and when are they due?

The policy specifies a Basic Scheduled Premium that is

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                                       6
payable each policy year for life insurance coverage. The amount of a Basic Scheduled Premium depends on: (1) the Face Amount of insurance; and (2) the insured's Age, sex (unless unisex rates are required by law) and premium class.

The Basic Scheduled Premium remains level during the Guaranteed Premium Period, though it will be reduced to a lower level amount if the policy's Face Amount is reduced. After the Guaranteed Premium Period, GIAC will annually review the Basic Scheduled Premium to determine if the amount payable for a policy year should be changed. If changed, the Basic Scheduled Premium will never be greater than the maximum Basic Scheduled Premium set forth in the policy. Nor will it be lower than the Basic Scheduled Premium set forth in the policy for the Guaranteed Premium Period, unless the Face Amount is reduced.

If the insured does not satisfy GIAC's underwriting requirements for standard insurance, rating charges are added to the Basic Scheduled Premium. If the policyowner acquires additional insurance benefits by purchasing one or more of the available riders to the policy, rider premiums are also added to the Basic Scheduled Premium to set the "Policy Premium" amount. Rating charges and rider premiums are collectively called "Policy Premium Assessments." Policy Premium Assessment amounts are not allocated to the Variable Investment Options or the Fixed-Rate Option under the policy.

After the first Policy Premium has been paid, all Policy Premiums are payable annually, though they may, at the policyowner's request, be paid semi-annually, quarterly, monthly pursuant to a pre-authorized payment plan, or at another frequency that is agreeable to GIAC. Unscheduled Payments are permitted within limits. See "Premiums."

After the first policy year and under the circumstances described under "Premium Skip Option," a policyowner who has elected this privilege may "skip" paying one or more annual Policy Premiums without causing the policy to lapse or reducing its Face Amount. Policyowners may also elect to pay Policy Premiums by using Park Avenue Life's Automatic Premium Loan feature. Although exercise of the Premium Skip Option will not cause a policy lapse or loss of the Guaranteed Death Benefit, skipping Policy Premiums or paying them through Automatic Premium Loans can have a permanent and possibly adverse effect on the Policy Account Value.

What charges are assessed in connection with the policy?

All of the charges, fees and deductions that a policyowner may pay directly or indirectly under a Park Avenue Life policy are summarized below and described more fully under "Deductions and Charges."

Deductions From Policy Premiums and Unscheduled Payments

Policy Premium Assessments

These are the rating charges and rider premiums described under "Premiums." Policy Premium Assessments are added to the Basic Scheduled Premium to set the Policy Premium to be paid for insurance coverage under the policy and any additional benefit rider(s).

Premium Charge

A charge of 7.5% is deducted from each Basic Scheduled Premium and Unscheduled Payment paid under a policy (the "Premium Charge"). This charge covers premium taxes, a portion of GIAC's federal income tax burden, and a premium sales charge. The Premium Charge will be reduced to 4.5% after an amount equal to 12 Basic Scheduled Premiums payable during the Guaranteed Premium Period for the current Face Amount has been paid under a policy through either Basic Scheduled Premiums or Unscheduled Payments.

Handling Fee

GIAC reserves the right to charge a maximum handling fee of $2.00 for each Unscheduled Payment it receives. If charged, this fee would be deducted from each Unscheduled Payment before the Premium Charge is calculated. GIAC does not impose this fee now.

Deductions From the Policy Account Value

Charges which are deducted from the Policy Account Value as of the Policy Date and on each Monthly Date are called "Monthly Deductions." Amounts that are deducted from the Policy Account Value if certain events occur are called "Transaction Deductions." Monthly Deductions end on the Policy Anniversary nearest the insured's 100th birthday.

Monthly Deductions:

Policy Charge

For the first three policy years, this charge is $10 per month. Thereafter, this charge is currently $4 per month, and is guaranteed never to exceed $8 per month.

Administration Charge

For the first 12 policy years, this level charge per $1,000 of Face Amount is based on the insured's Age. The highest possible administration charge during this period is $0.04 per $1,000 of Face Amount. After the 12th policy year, the monthly administration charge is $0.015 per $1,000 of Face Amount.

Guaranteed Insurance Amount Charge

This level charge is $0.01 per $1,000 of Face Amount for all policies.

Charge For The Cost Of Insurance

This charge is based upon GIAC's current cost of insurance rates for the insured's Attained Age, sex and premium class. The maximum cost of insurance rates that GIAC may charge per $1,000 of Net Amount at Risk are set

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                                       7
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forth in the policy.

Transaction Deductions:

Surrender Charge

During the first 12 policy years, GIAC assesses a surrender charge when the policy lapses or is surrendered, or if the Face Amount is reduced by request or as the result of a partial withdrawal. The amount of the surrender charge depends upon the policy year in which the event occurs and declines each policy year. The surrender charge is a flat charge per $1000 of Face Amount beginning in policy year 1 and declining proportionally on an annual basis to $0 in policy year 13. The charge per $1000 varies by issue age, sex and underwriting class. The applicable surrender charge is set forth in the policy. See "Surrender" and "Deductions and Charges."

Partial Withdrawal Charge

GIAC charges an administrative fee equal to the lesser of $25 or 2% of the requested partial withdrawal amount in connection with each partial withdrawal. The partial withdrawal charge is payable in addition to any surrender charges that may apply. See above.

Premium Skip Option Deduction

GIAC deducts amounts needed to pay any Policy Premium Assessments if a policyowner exercises Park Avenue Life's Premium Skip Option.

Transfer Charge

GIAC reserves the right to charge $25 for each transfer after the twelfth transfer in a policy year. GIAC does not impose this charge now.

Deductions From the Separate Account

Mortality And Expense Risk Charge

GIAC currently assesses a daily charge at an annual rate of 0.60% of the Separate Account's assets for the mortality and expense risks it assumes for Park Avenue Life policies. This charge is guaranteed never to exceed an annual rate of 0.90% of the Separate Account's assets.

Income Tax Charge

GIAC has reserved the right to charge the Separate Account to cover its federal, state or local income taxes that are attributable to the Separate Account or the policies. GIAC does not impose this charge now.

Deductions From the Mutual Funds

Advisory Fees And Operational Expenses

Charges for investment advisory fees and operational expenses are deducted daily from the assets of the mutual funds in which the Separate Account invests. As a result, policyowners bear these fees and expenses indirectly. These fees and expenses are described in more detail in the prospectuses for the mutual funds that accompany this prospectus.

What is the difference between "guaranteed or maximum charges" and "current charges"?

Certain charges made under a policy (for example, the cost of insurance charge) can increase under certain circumstances. A guaranteed or maximum charge is the highest amount that GIAC is entitled to charge for a particular item. A current charge is the lower amount that GIAC is now charging for the same item. Generally, GIAC intends to assess current charges for the indefinite future. However, GIAC reserves the right to increase each current charge up to the guaranteed charge when permissible under the policy. GIAC will provide notice of any such increases if required by law. See "Deductions and Charges."

What Variable Investment Options are offered under Park Avenue Life?

Park Avenue Life offers Variable Investment Options that provide variable returns. The Variable Investment Options are provided through the Separate Account, which is a separate investment account of GIAC. Each Separate Account investment division invests solely in the shares of a corresponding mutual fund or series of a mutual fund. The Variable Investment Options currently available are: The Guardian Stock Fund, The Guardian Small Cap Stock Fund, The Guardian Bond Fund, The Guardian Cash Fund, Baillie Gifford International Fund, Value Line Strategic Asset Management Trust, Value Line Centurion Fund, and MFS Growth With Income Series. There is no minimum guaranteed Policy Account Value for amounts held in the Variable Investment Options.

Prospectuses for the mutual funds, which describe their respective investment objectives, risks, and all of their fees and expenses, accompany this prospectus. Those prospectuses should be read carefully before Policy Account Values are allocated or transferred to or from the Variable Investment Options. Summary information about the investment objectives of these mutual funds and the risks and potential rewards of investing in securities appears in "The Variable Investment Options" and Appendix C. The Separate Account and the mutual funds are registered with the Securities and Exchange Commission ("SEC") as investment companies under the Investment Company Act of 1940 (the "1940 Act").

What is the Fixed-Rate Option?

The Fixed-Rate Option is another allocation choice offered under Park Avenue Life. Amounts allocated or transferred to the Fixed-Rate Option are credited with a fixed rate of interest that is guaranteed from the date of allocation or transfer until the next succeeding Policy Anniversary. On each Policy Anniversary, the entire Policy Account Value that is then attributable to the Fixed-Rate Option (including earned interest) is aggregated to be credited with the interest rate in effect on that Policy Anniversary. Such rate will remain in effect for these monies until the next Policy Anniversary. The minimum guaranteed annual interest rate provided by the Fixed-Rate Option is 4%.

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                                       8
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Amounts attributable to the Fixed-Rate Option are held in GIAC's general account. See "The Fixed-Rate Option."

Is it possible to change how the Policy Account Value is invested under a Park Avenue Life policy?

Yes. Presently, a policyowner may transfer all or part of the Unloaned Policy Account Value among the Variable Investment Options and into the Fixed-Rate Option at any time without charge. Currently, the maximum number of options in which the Policy Account Value may be invested is 7. In addition, special limits apply to transfers out of the Fixed-Rate Option. See "Transfers From The Fixed-Rate Option."

What insurance benefits are available under a Park Avenue Life policy?

A prospective policyowner can obtain death benefits and optional rider benefits through a Park Avenue Life policy.

Death Benefits

GIAC will pay a policy's death proceeds to the beneficiary upon its receipt of due proof that the insured died while the policy was in force. The policy provides two death benefit options both of which provide insurance coverage until the Policy Anniversary nearest the insured's 100th birthday:

      Option 1 provides a death benefit that at least equals the policy's Face Amount when the insured dies; and

      Option 2 provides a variable death benefit that is greater than the Face Amount when the Policy Account Value exceeds the policy's Benchmark Value, but which will never be less than the Face Amount when the insured dies.

After the Policy Anniversary nearest the insured's 100th birthday, the death benefit is equal to the Policy Account Value.

A higher death benefit may apply under either option to satisfy federal income tax law requirements or if the policy's variable insurance amount exceeds certain levels. The policy's variable insurance amount is described under "Death Benefit Options."

After the first Policy Anniversary, the policyowner can change death benefit options once each policy year if the insured is then living. Evidence of insurability is required when the requested change is from Option 1 to Option 2. See "Death Benefit Options."

Rider Benefits

Additional benefits can be provided by riders to the policy, subject to GIAC's underwriting and issuance standards. The following additional benefit riders are currently available, though perhaps not in every state: Waiver of Premium; Accidental Death Benefit; Guaranteed Purchase Option; Simplified Insurability Option; and Adjustable Renewable Term Insurance. Premiums for additional rider benefits are included in the Policy Premiums charged to a Park Avenue Life policyowner, but rider premiums are not allocated to the Variable Investment Options or the Fixed-Rate Option and riders have no cash value. The riders are briefly described in Appendix E.

What is the amount of death proceeds payable under a Park Avenue Life policy?

The amount of the death proceeds will be based on the benefit provided by the death benefit option in effect when the insured dies and any insurance proceeds provided by additional benefit riders. To determine the payable proceeds, GIAC will deduct any outstanding Policy Debt and, if applicable, any due but unpaid Policy Premium from the death benefit. If, on the other hand, the policyowner has paid a Policy Premium to provide coverage after the policy month during which the insured died, a pro-rata portion of any Policy Premium Assessments that were included in such premium will be added to the death benefit proceeds. Death proceeds may be received in a lump sum or under one of the payment options described in the policy. See "Policy Proceeds" and "Payment Options."

Does a policyowner have access to the monies invested in a Park Avenue Life policy?

The policyowner may, within limits, (1) make partial withdrawals of Net Cash Surrender Value; and/or (2) borrow up to 90% of the policy's Cash Surrender Value less the amount of any Policy Debt. Interest at an annual rate of 8% accrues daily against outstanding policy loans. The annual rate of interest on policy loans decreases to 5% after the later of the twentieth Policy Anniversary or the insured's Attained Age 65. See "Partial Withdrawals" and "Policy Loans."

Also, a policy may be surrendered at any time for its then Net Cash Surrender Value. Upon surrender, insurance coverage ends.

See "Deductions and Charges" and "Tax Effects" for information about the possible impact of these policy transactions on (1) policy benefits and (2) the amounts invested in a policy.

Are increases in Policy Account Value or the death proceeds taxed under the income tax provisions of the Internal Revenue Code?

Under current federal tax law, increases in Policy Account Value are not generally subject to federal income tax unless they are distributed before the insured dies. Death proceeds are not subject to federal income tax, but may be subject to federal estate and/or generation skipping transfer taxes. See "Tax Effects."

What is the federal income tax treatment of partial withdrawals, surrenders and policy loans?

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                                       9

Each of these transactions results in a pre-death distribution from the policy. The federal income tax treatment of the proceeds of a pre-death distribution depends on whether a policy is treated as a "modified endowment contract" under the Internal Revenue Code.

If a Park Avenue Life policy is not treated as a modified endowment contract:

      (1) Distributions through partial withdrawals or upon surrender will generally be taxed only if the sum of all such distributions exceeds the policyowner's "basis" in the policy (i.e., the sum of the Policy Premiums and Unscheduled Payments paid minus any amounts previously withdrawn through tax-free distributions). Amounts received in excess of the policyowner's basis in the policy will be recognized and taxable as ordinary income.

      (2) Policy loans should be treated as indebtedness, not as taxable distributions, so long as the policy remains in force. Generally, policy loan interest payments are not tax deductible by the policyowner. There may be adverse tax consequences if a policy lapses with Policy Debt outstanding.

If a Park Avenue Life policy is treated as a modified endowment contract:

All pre-death distributions, including policy loans, will be taxed first as ordinary income, to the extent of gain in the policy, and then treated as a return of the basis in the policy. With few exceptions, a 10% penalty tax will also apply to the taxable portion of a distribution from a modified endowment contract.

Under the circumstances which are summarized under "Tax Effects," a policy could be treated as a modified endowment contract. A legal or tax adviser should be consulted before taking actions that could cause a policy to be treated as a modified endowment contract. Neither GIAC nor its agents are authorized to provide this type of advice to policyowners.

When would a policy lapse?

A policy can lapse if a required Policy Premium or loan repayment remains unpaid 31 days after its due date. A Policy Premium must be paid in cash when due, unless the policyowner has elected and is eligible for the policy's Premium Skip Option or Automatic Premium Loan feature. See "Premium Skip Option" and "Automatic Premium Loan." GIAC will notify the policyowner that a loan repayment is required when the Policy Debt exceeds the policy's Cash Surrender Value.

GIAC will provide the policyowner with notice of an impending policy lapse, and will maintain the policy in force if the amount specified in the notice is received on a timely basis at the Executive Office. See "Grace Period." Upon lapse, insurance coverage can be continued for a limited period or in a reduced amount under a policy value option. See "Policy Value Options." A lapsed policy that has not been surrendered for cash may be eligible for reinstatement for up to five years. See "Reinstatement."

Can a policy be exchanged for a fixed-benefit life insurance policy?

A policyowner has the right to exchange a Park Avenue Life policy for a fixed-benefit whole life insurance policy on the life of the insured that is issued by GIAC or one of its affiliates, without evidence of insurability, within 24 months of the Issue Date. See "Fixed-Benefit Insurance During the First 24 Months."

Can the policy be cancelled after the Issue Date?

A policyowner may cancel a policy by returning the policy and a written cancellation notice to GIAC's Executive Office or the agent from whom such policy was purchased by the later of: 10 days after receiving the policy; or 45 days from the date Part 1 of the completed application for the policy was signed. GIAC will promptly refund all Policy Premiums and Unscheduled Payments submitted before cancellation. Longer periods may apply in certain states. A policy that is returned for cancellation will be void from the beginning. See "Right to Cancel."

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                                       10
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                        Park Avenue Life Policy Diagram*


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                                       11
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                          THE PARK AVENUE LIFE POLICY

This section of the prospectus provides an overview of the policy's provisions exclusive of any riders. Since GIAC is subject to the insurance laws and regulations of every jurisdiction in which Park Avenue Life is sold, some of the policy's terms may vary from jurisdiction to jurisdiction. Specific variations to a policy will be set forth in the policy issued to the policyowner.

INSUREDS

GIAC will issue a policy with an initial Face Amount of at least $100,000 to anyone who resides in a state or jurisdiction where the policy may be offered. The policy can be issued to insure the life of anyone Age 80 or under (Age 70 and under on and after May 1, 1998). The insured and the policyowner may be the same person or different individuals. GIAC requires satisfactory evidence of insurability before it will issue or reinstate a policy. Owners of certain fixed-benefit life insurance policies issued by GIAC or its parent, Guardian Life, may be able to purchase Park Avenue Life (i) without evidence of insurability, by exchanging their present policies or (ii) without evidence of insurability, or with simplified underwriting, by exercising applicable riders to their fixed-benefit life insurance policies. Policyowners of convertible term policies and whole life policies with convertible term riders who elect to convert to a Park Avenue Life policy may receive a credit upon conversion in an amount up to one Basic Scheduled Premium. Interested policyowners should consult their legal and tax advisers about the consequences of exchanging their existing policies for Park Avenue Life. See "Deductions and Charges," "Tax Effects," and "Special Provisions For Group Or Sponsored Arrangements."

PREMIUMS

Policy Premiums

Policy Premiums are payable during the insured's lifetime or until the Policy Anniversary nearest the insured's 100th birthday. If such premiums are paid when due or skipped under the Premium Skip Option, the policy will not lapse and the death proceeds will be at least equal to the Face Amount set forth in the policy until the Policy Anniversary nearest the insured's 100th birthday, so long as no partial withdrawals are made and there is no Policy Debt outstanding. Policy Premiums must be received at GIAC's Executive Office.

The annual Policy Premium amount includes rating charges if the insured does not satisfy GIAC's underwriting requirements for standard insurance, as well as premiums for insurance benefits that the policyowner can add by riders to the policy. Any rating charges are set forth in the policy. Rider premiums are also stated in the policy. Rating charges and rider premiums are called "Policy Premium Assessments" in this prospectus.

Policy Premiums may be paid annually or periodically (i.e., semi-annually, quarterly, monthly pursuant to a pre-authorized payment plan, or at any other frequency that is acceptable to GIAC). Each "periodic" premium payment must be at least $100. GIAC determines the amount of each periodic Policy Premium by multiplying the annual Policy Premium by a specific percentage factor. The sum of the periodic Policy Premiums paid for a policy year will be higher than one annual Policy Premium. For semi-annual periodic Policy Premiums, where the factor is .515, the sum of the periodic Policy Premiums is 3% higher than one annual Policy Premium. For quarterly periodic Policy Premiums, where the factor is .26265, the sum of the periodic Policy Premiums is 5.06% higher than one annual Policy Premium. For monthly periodic Policy Premiums, where the factor is
 .085833, the sum of the periodic Policy Premiums is 3% higher than one annual Policy Premium. The Policy Account Value can be influenced favorably or unfavorably by paying Policy Premiums on a periodic basis. GIAC will change the payment frequency mode for a policyowner if it receives a proper written request at its Executive Office. Unless the request is received sufficiently before the next premium due date, GIAC will be unable to change the frequency mode until the premium cycle that follows such premium due date.

Basic Scheduled Premiums

The Basic Scheduled Premium is the Policy Premium minus any Policy Premium Assessments. The policy sets forth the level Basic Scheduled Premium that is payable for each policy year during the Guaranteed Premium Period, as well as the maximum Basic Scheduled Premium that may be charged for any policy year after the Guaranteed Premium Period ends.

The Guaranteed Premium Period starts on the Policy Date and ends on the later of the Policy Anniversary nearest the insured's 70th birthday or the 10th Policy Anniversary. GIAC cannot increase the Basic Scheduled Premium during the Guaranteed Premium Period. However, GIAC will reduce such premium if the policy's Face Amount is reduced during the Guaranteed Premium Period. New policy pages that set forth the lowered level Basic Scheduled Premium will be sent to the policyowner when the Face Amount is reduced. See "Reducing the Face Amount."

On the Policy Review Date immediately preceding the end of the Guaranteed Premium Period and on each Policy Review Date thereafter, GIAC redetermines the amount of Basic Scheduled Premium payable for the next policy year by comparing the Policy Account Value on such date to the Benchmark Value and the Tabular Account Value as adjusted to that date. If the Policy Account Value is less than or equal to the Tabular Account Value, the policyowner will be assessed the maximum Basic Scheduled Premium set forth in the policy. If the Policy Account Value is greater than or

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                                       12
equal to the Benchmark Value, the policyowner will be assessed the Basic Scheduled Premium payable during the Guaranteed Premium Period for the current Face Amount. If the Policy Account Value is greater than the Tabular Account Value and less than the Benchmark Value, the policyowner will be assessed a Basic Scheduled Premium, determined by linear interpolation between these two values, which will be an amount greater than the Basic Scheduled Premium payable during the Guaranteed Premium Period for the current Face Amount but less than the maximum Basic Scheduled Premium for the current Face Amount. GIAC will notify the policyowner of any change in the Basic Scheduled Premium in premium billing notices.

Unscheduled Payments

A policyowner may choose to make Unscheduled Payments in addition to the Policy Premium payable for each policy year. Unscheduled Payments can help build Policy Account Value and perhaps increase an Option 2 death benefit.

There is a $100 minimum for each Unscheduled Payment unless an Unscheduled Payment accompanies a Policy Premium payment. No Unscheduled Payments are permitted while Policy Premiums are waived under a waiver of premium rider, or while a policy value option is in effect, or from and after the Policy Anniversary nearest the insured's 100th birthday. GIAC reserves the right to refuse to accept an Unscheduled Payment before the eleventh policy year from a policyowner who, after the first policy year, has not made an Unscheduled Payment for three consecutive policy years. GIAC also reserves the right to deduct a maximum handling fee of $2.00 from each Unscheduled Payment before deducting certain other charges and crediting the resulting Net Premium under the policy. See "Policy Value Options," "Deductions and Charges" and "Crediting Payments."

GIAC restricts the amount of total Unscheduled Payments that may be submitted in policy year 1 to the lesser of $1,000,000, or the Basic Scheduled Premium for that year multiplied by the number set forth below for the insured's Age on the Policy Date:

                AGE                    MULTIPLIER
                ---                    ----------

                0-35                       17
               36-40                       16
               41-45                       15
               46-50                       14
               51-55                       13
               56-60                       12
               61-65                       11
               66-70                       10
                71                          9
                72                          8
                73                          7
                74                          6
               75-80                        5

See "Allocation of Net Premiums" for further allocation restrictions applicable to certain amounts received before the later of (a) 45 days from the date Part 1 of the completed application is signed and (b) 15 days after the Issue Date.

In policy years 2-10, GIAC restricts the amount of total Unscheduled Payments that may be submitted to the lesser of (a) $500,000 or (b) three times the initial Basic Scheduled Premium for the current Face Amount.

After the tenth Policy Anniversary, the aggregate amount of Unscheduled Payments that may be submitted in any one policy year is restricted as follows: (i) if any Unscheduled Payment has been made during the previous three policy years, the policyowner may make Unscheduled Payments that in the aggregate do not exceed the lesser of (a) 1.25 times the largest amount of total Unscheduled Payments made during any one of the previous three policy years, up to a maximum of 3 times the Basic Scheduled Premium payable during the Guaranteed Premium Period for the current Face Amount, and (b) $500,000; or (ii) if no Unscheduled Payment has been made during the previous three policy years, the policyowner may make Unscheduled Payments that in the aggregate do not exceed 1 Basic Scheduled Premium payable during the Guaranteed Premium Period for the current Face Amount provided evidence of insurability satisfactory to GIAC accompanies said payment.

Upon receipt of satisfactory evidence of insurability, GIAC may permit the policyowner to make an Unscheduled Payment which exceeds the Unscheduled Payment which would be allowed under (i) above in an amount not to exceed 1 initial Basic Scheduled Premium for the current Face Amount.

Notwithstanding the foregoing, for any year in which the Premium Skip Option is in effect, the maximum amount of Unscheduled Payments that may be made shall not be less than the Policy Premium.

GIAC will return to the policyowner that portion of any Unscheduled Payment which exceeds the then applicable maximum.

Unscheduled Payments may cause a policy to be treated as a modified endowment contract under the Internal Revenue Code. Because a wide variety of policyowner-directed policy transactions could also cause a policy to be treated as a modified endowment contract, GIAC cannot assure that a policy will never be treated as a modified endowment contract. See "Tax Effects." Premium Skip Option

After the first policy year, the policyowner may "skip" paying the annual Policy Premium due on a Policy Anniversary if:

      o GIAC receives the owner's written election of the Premium Skip Option by the end of the grace period for the annual Policy Premium that is to be skipped initially; and

      o     on the date that each premium skip is effected,

            - the Policy Account Value exceeds the Benchmark Value, as adjusted to such date, by at least the amount of the annual Policy Premium; and

            - the policy's Net Cash Surrender Value then equals or exceeds that portion of the Policy Premium which pays any Policy Premium Assessments; and

            - Policy Premiums are not then being waived under a waiver of premium rider.

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                                       13

If the policyowner's written election of this option is received during the grace period for the annual Policy Premium that is to be skipped initially, the first premium skip will be effected as of the date that GIAC received such election. Otherwise, each premium skip will be effected as of the Policy Anniversary on which an annual Policy Premium would be due. A policyowner who had been paying periodic Policy Premiums will be placed on the annual mode when this option is effected, but remains responsible for paying any periodic Policy Premiums that are due before the option is effected.

While the Premium Skip Option is in effect, GIAC will continue to send the policyowner annual Policy Premium billing notices. If the criteria for skipping Policy Premiums continue to be satisfied, the policyowner will not be required to pay Policy Premiums in response to such notices to keep the policy in force. In fact, GIAC will treat the receipt of a Policy Premium as a revocation of the Premium Skip Option (see below).

A policyowner can call 1-800-935-4128 to learn the Policy Account Value and Net Cash Surrender Value of his or her policy on any day that GIAC is open for business. GIAC also provides these values and the policy's Benchmark Value as of the most recent Policy Anniversary on the policyowner's annual policy statement. See "Communications From GIAC." In addition, Benchmark Values for each Policy Anniversary are set forth in the policy.

If the values under a policy for which the Premium Skip Option has been elected fail to satisfy the foregoing minimums as of the date that a premium skip would be effected, GIAC will notify the policyowner that the policy will lapse if he or she fails, before the end of the grace period, to pay the annual Policy Premium. Upon receipt of this notice, the policyowner may elect a more frequent periodic Policy Premium payment mode and pay the lower periodic Policy Premium amount. The policyowner's periodic Policy Premium election and payment must be received at GIAC's Executive Office. Alternatively, a policyowner who has elected and is eligible for the policy's Automatic Premium Loan feature may pay the Policy Premium through such a loan. See "Automatic Premium Loan" and "Policy Loans."

When a premium skip is effected, GIAC deducts from the Policy Account Value an amount equal to 92.5% of any Policy Premium Assessments that would be due on the Policy Anniversary to pay such assessments for the coming policy year. This amount will be deducted proportionately from the Policy Account Value attributable to the Variable Investment Options. If some or all of the required deduction exceeds the Policy Account Value held in the Variable Investment Options, GIAC will deduct the remainder from the Policy Account Value held in the Fixed-Rate Option. These deductions reduce the amount invested under a Park Avenue Life policy and the policy's loan value. GIAC will continue to process Monthly Deductions as described under "Deductions and Charges." Frequently, the Net Amount at Risk increases initially when an annual Policy Premium is skipped, which means that the dollar amount of the monthly cost of insurance charge will also increase.

A policyowner's election of the Premium Skip Option remains in effect until:

      o GIAC receives the policyowner's written revocation notice at the Executive Office; or

      o GIAC receives a payment that is credited as a then due Policy Premium (see "Crediting Payments"); or

      o GIAC receives the policyowner's written request to pay Policy Premiums periodically rather than annually; or

      o A Policy Premium must be paid because the Policy Account Value or Net Cash Surrender Value on a Policy Anniversary is no longer sufficient to keep the Premium Skip Option in effect; or

      o     Premiums are waived under a waiver of premium rider.

A policyowner is not required to "make-up" any Policy Premiums that were skipped while the Premium Skip Option was effective. A policyowner may re-elect and re-exercise the Premium Skip Option after cancellation, subject to all of the conditions described above.

Important Note: a policyowner who uses the Premium Skip Option foregoes the opportunity to invest an additional amount under the policy through the actual payment of a Policy Premium until the following Policy Anniversary.

Automatic Premium Loan

The policy's "loan value" (as defined under "Policy Loans") can be used to pay a Policy Premium if the policyowner has elected and is eligible for Park Avenue Life's Automatic Premium Loan feature. The policyowner can elect this feature in the application to purchase a policy or at a later time by written request. GIAC must receive any such written request at the Executive Office by the end of the grace period for a then due Policy Premium or it will be unable to effect an Automatic Premium Loan to pay such Policy Premium. A policyowner never actually receives the proceeds of a loan effected under Park Avenue Life's Automatic Premium Loan feature. Rather, GIAC transfers the required amount from the Unloaned Policy Account Value to the Loan Collateral Account, as explained under "Policy Loans," and uses the loan proceeds to pay the Policy Premium due.

Loan interest accrues on Automatic Premium Loans from the end of the grace period, which will be the effective date of the loan. If the policy's loan value is insufficient to pay an overdue Policy Premium, GIAC will be unable to effect an Automatic Premium Loan and the policy could lapse. If a policyowner has elected both the Premium Skip Option and the Automatic Premium Loan feature, GIAC will, if possible, treat an overdue Policy Premium as a skipped premium before it effects an Automatic Premium Loan.

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                                       14

GIAC will cancel a policyowner's election of the Automatic Premium Loan feature upon receipt of the owner's written cancellation request. See "Policy Loans" and "Tax Effects" for additional information about the treatment of policy loans.

Important Note: a policyowner who uses the Automatic Premium Loan feature foregoes the opportunity to invest an additional amount under the policy through the actual payment of a Policy Premium.

Allocation of Net Premiums

A Net Premium is the portion of a Basic Scheduled Premium or Unscheduled Payment that is available for allocation among the Variable Investment Options and the Fixed-Rate Option after the deduction of certain charges described under "Deductions and Charges." See "Crediting Payments" for information about when Net Premiums and other payments are credited and allocated under a policy. Upon allocation, each Net Premium becomes part of the Policy Account Value.

                            EXAMPLE -- Policy Year 1
                              Male insured, Age 45
                    Preferred Plus Premium Class - Nonsmoker
                              Face Amount $250,000

Basic Scheduled Premium ("BSP").................... $3,195.00
Premium Charge (7.5% of BSP).......................    239.63
                                                    ---------
Net Premium Allocated.............................. $2,955.37

The policyowner provides his or her initial allocation instructions for Net Premiums in the policy application. All percentage allocations must be in whole numbers. The total of all percentage allocations must be 100%. The policyowner may change the allocation instructions at any time. The new allocation instructions will be effective for Net Premiums that are allocated after GIAC receives the changed instructions at its Executive Office. Allocation instructions can only be changed in writing.

The allocation of amounts already held under a policy will not be affected by changing the allocation instructions for Net Premiums. Policyowners may transfer such amounts among the Variable Investment Options and the Fixed-Rate Option as described under "Transfers," "Transfers From the Fixed-Rate Option" and "Dollar Cost Averaging". Currently, the maximum number of options in which the Policy Account Value may be invested or held at any one time is 7. GIAC reserves the right to change this number from time to time.

If Policy Premiums and/or Unscheduled Payments in excess of $100,000 are received from the policyowner prior to the later of (i) 45 days from the date
Part 1 of the completed application is signed or (ii)15 days after the Issue Date, GIAC will allocate any Net Premium in excess of $100,000 ("Excess Net Premium") to The Guardian Cash Fund. On the later of (i) or (ii), any Excess Net Premium allocated to The Guardian Cash Fund pursuant to this provision, and any earnings attributable thereto, will be re-allocated in accordance with the policyowner's then current allocation instructions. See "Transfers." Any amounts which the policyowner has allocated to the Fixed-Rate Option or The Guardian Cash Fund will not be counted towards the $100,000 limit and will be allocated to the Fixed-Rate Option and/or The Guardian Cash Fund as of the Business Day of receipt.

Crediting Payments

The policyowner may provide specific crediting instructions for each payment he or she submits. If a payment that equals or exceeds a Policy Premium is received on or during the 31 days preceding a premium due date without specific crediting instructions, GIAC will use the payment:

      o     to pay the Policy Premium;

      o     then, to pay any outstanding Policy Debt; and

      o     last, to credit an Unscheduled Payment.

GIAC will use all other unidentified payments:

      o     to pay any outstanding Policy Debt; and

      o     then, to credit Unscheduled Payments.

GIAC normally credits and allocates each payment as of the Business Day of receipt, if it receives the payment before the close of business at its Executive Office. There are two exceptions to this practice:

      o (1) GIAC credits and allocates any payment received prior to the Issue Date on the Issue Date; and

      o (2) GIAC credits and allocates that portion of any payment that is used to pay a Policy Premium on the premium due date if such payment is received on or during the 31 days preceding such premium due date.

GIAC's close of business is 4:00 p.m. New York City time. See "Allocation of Net Premiums" and "Policy Loans" for information about how payments are allocated among the Variable Investment Options and the Fixed-Rate Option.

Backdating

Under certain circumstances, GIAC will permit a policy to be backdated, upon request, but only to a Policy Date not earlier than six months prior to the date the application is signed. Backdating may be desirable, for example, so that a policyowner can purchase a Face Amount for a lower premium based on younger Age at policy issuance. To backdate a policy, GIAC will require the payment of all Policy Premiums that would have been due had the application date coincided with the backdated Policy Date. Also, on the Issue Date, all monthly deductions for the period from the backdated Policy Date to the Issue Date will be deducted.

Default

If a Policy Premium or loan repayment that GIAC requires to be paid remains unpaid on its due date, the policy will

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                                       15
be in default. Unless the policyowner has elected and is eligible for Park Avenue Life's Premium Skip Option or Automatic Premium Loan feature, all Policy Premiums are required when due. The due date for Policy Premiums paid annually is each Policy Anniversary. Periodic Policy Premiums are due on the Monthly Dates specified by GIAC for the selected frequency mode. A loan repayment is required if the Policy Debt exceeds the Cash Surrender Value of a policy on a Monthly Date. GIAC will notify the policyowner when a loan repayment is required, and will specify its amount and due date. See "Premium Skip Option," "Automatic Premium Loan" and "Policy Loans."

Grace Period

The policy provides a 31-day grace period for each Policy Premium (after the first Policy Premium payment) and for each required loan repayment. Insurance continues in full force and effect during the grace period, but if the insured should die during the grace period, the death proceeds payable to the beneficiary will be reduced by any outstanding Policy Debt and any due and unpaid Policy Premium for the period through the policy month of death.

If GIAC does not receive payment before the grace period ends and, for Policy Premiums, neither the Premium Skip Option nor the Automatic Premium Loan feature are available, the policy will lapse. Upon policy lapse, all insurance coverage ends as of the end of the grace period, unless a policy value option becomes effective. See "Policy Value Options" for a description of the types of insurance coverage available under such options. The policyowner can surrender the policy for its then Net Cash Surrender Value at any time during the grace period. In that event, GIAC will pay the Net Cash Surrender Value to the policyowner in cash and all insurance coverage will cease. See "Surrender."

Reinstatement

A lapsed policy that has not been surrendered for cash may be eligible for reinstatement for up to five years after the date of default. The insured must be living when GIAC effects the reinstatement. A written application for reinstatement, which includes satisfactory evidence of insurability, must be received at GIAC's Executive Office for approval. In addition, GIAC requires:

      o repayment of any outstanding Policy Debt with interest compounded yearly at the loan interest rate then in effect; and

      o     payment of the greater of:

            - all overdue Policy Premiums with 6% interest compounded yearly; or

            - 110% of the increase in the Cash Surrender Value that results from reinstatement, plus any overdue Policy Premium Assessments, with 6% interest compounded yearly.

A reinstated policy has the same Policy Date, Face Amount and death benefit option as the policy that lapsed. The policyowner must re-elect the Premium Skip Option and/or Automatic Premium Loan feature if he or she wants to have these privileges under the reinstated policy.

DEDUCTIONS AND CHARGES

GIAC deducts the amounts detailed below from: Policy Premiums and Unscheduled Payments; the Policy Account Value; and the Separate Account. In addition, the mutual funds that are offered through the Separate Account's investment divisions incur advisory fees and other expenses that are reflected in the prices of their shares each day. Once amounts are deducted under a policy, they are unavailable for investment in the Variable Investment Options and the Fixed-Rate Option.

Deductions From Policy Premiums and Unscheduled Payments

Policy Premium Assessments

These are the rating charges and rider premiums that are added to the Basic Scheduled Premium to set the Policy Premium. GIAC deducts these amounts from each Policy Premium payment and uses the amounts collected to cover its risks and meet its costs associated with: (1) providing insurance coverage to higher risk insureds (rating charges); or (2) providing additional insurance benefits through policy riders (rider premiums). Policy Premium Assessments can change if the circumstances that gave rise to rating charges change or if the policyowner drops the additional benefit riders to his or her policy. Amounts paid through Policy Premium Assessments are not subject to the Premium Charge, described below. Policy Premium Assessments are not added to or deducted from Unscheduled Payments.

Premium Charge

This charge is initially equal to 7.5% of each Basic Scheduled Premium and Unscheduled Payment (after deduction of any handling fees from each Unscheduled Payment; see below). It will decrease to 4.5% after an amount equal to 12 Basic Scheduled Premiums payable during the Guaranteed Premium Period for the current Face Amount has been paid under a policy either through Basic Scheduled Premiums or Unscheduled Payments. Because a policyowner may make Unscheduled Payments under the policy, he or she may pay an amount equal to 12 Basic Scheduled Premiums payable during the Guaranteed Premium Period for the current Face Amount before 12 policy years have elapsed. Amounts paid as Policy Premium Assessments are not counted towards the amount that triggers the reduced Premium Charge and, thus, do not affect when the Premium Charge is reduced.

A portion of this charge is used by GIAC to pay premium taxes that are assessed against GIAC by the states and jurisdictions where the policy is sold. Premium taxes vary from jurisdiction to jurisdiction and currently range from 0% to 4%. GIAC reserves the right to increase the Premium

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                                       16

Charge if changes in the law result in an increase in the premium taxes that GIAC pays.

A portion of the Premium Charge is also used to pay certain federal income taxes imposed on GIAC. GIAC reserves the right to increase the Premium Charge, if necessary, to reflect any changes in the tax burden on GIAC imposed by Section 848 of the Internal Revenue Code or interpretations thereof. See "GIAC's Taxes."

Since these premium taxes and federal income taxes are incurred by GIAC, no portion of the Premium Charge that is used to pay these taxes is deductible by policyowners for federal income tax purposes.

A portion of the Premium Charge also compensates GIAC for sales and promotional expenses that it incurs in connection with selling the policies. Such expenses may include commissions, advertising, and the cost of preparing and printing sales literature and prospectuses. See "Deductions From The Separate Account" and "Transaction Deductions From the Policy Account Value."

Handling Fee

GIAC reserves the right to charge a maximum handling fee of $2.00 for each Unscheduled Payment it receives. If charged, this fee would be deducted from each Unscheduled Payment before the Premium Charge is calculated. GIAC would then use the proceeds to cover the costs of crediting and allocating Unscheduled Payments under the policy. GIAC does not impose this fee now.

Monthly Deductions From the Policy Account Value

As of the Policy Date and on each Monthly Date thereafter, GIAC deducts the following charges proportionately from the Policy Account Value attributable to the Variable Investment Options and the Fixed-Rate Option. Monthly Deductions end on the Policy Anniversary nearest the insured's 100th birthday.

Policy Charge and Administration Charge

For the first three policy years, the policy charge is $10 per month. Thereafter, this charge is currently $4 per month. GIAC reserves the right to increase this charge in the fourth and subsequent policy years, but guarantees that the charge will never exceed $8 per month.

For the first 12 policy years, the administration charge per $1,000 of Face Amount is based on the insured's Age. The highest monthly administration charge during this period is $0.04 per $1,000 of Face Amount, which applies to policies issued for insureds at Ages 35-80 years. The administration charge rates are lower for younger insureds during the first 12 policy years. After the 12th policy year, the monthly administration charge is $0.015 per $1,000 of Face Amount for all policies. The specific monthly dollar amount of this charge is set forth in each policy.

Initially, these charges compensate GIAC for the cost of underwriting and issuing a policy. In later policy years, GIAC uses amounts collected through these charges to defray the ongoing costs of maintaining a policy, such as: preparing and sending premium billing notices, reports and statements to policyowners; communications with insurance agents; and other policy-related overhead costs.

Guaranteed Insurance Amount Charge

This monthly charge is $0.01 per $1,000 of the Face Amount on the Monthly Date that it is deducted. GIAC assesses this charge at the same rate for all policies. Proceeds from the Guaranteed Insurance Amount charge compensate GIAC for the risk GIAC assumes by guaranteeing that, no matter how unfavorable investment experience may be, the death proceeds will never be less than the Face Amount if all required Policy Premiums are paid when due, no partial withdrawals are taken and there is no Policy Debt. See "Policy Proceeds." The specific monthly dollar amount of this charge is set forth in each policy.

Charge For The Cost Of Insurance

This monthly charge is based upon GIAC's current monthly cost of insurance rates for the insured's Attained Age, sex (unless unisex rates are required by law) and premium class. The maximum cost of insurance rate that GIAC may charge per $1,000 of Net Amount at Risk per policy year is set forth in the policy. The maximum rates are based upon the 1980 Commissioners' Standard Ordinary Mortality Tables published by the National Association of Insurance Commissioners. Cost of insurance rates for policies with Face Amounts equal to or greater than $500,000 are currently lower than such rates for policies with lower Face Amounts in the same class.

Cost of insurance charges enable GIAC to pay death benefits, particularly in early policy years when the death benefit will be significantly larger than the Policy Account Value. GIAC calculates the cost of insurance charge by multiplying the Net Amount at Risk on a Monthly Date by the applicable monthly cost of insurance rate, and dividing the result by $1,000. GIAC determines the Net Amount at Risk on a Monthly Date after it has processed the other Monthly Deductions, excluding cost of insurance, for such date.

GIAC's current monthly cost of insurance rates are lower than the guaranteed maximum rates set forth in the policy. Generally, cost of insurance rates increase with advancing age.

GIAC may use its discretion to change its current cost of insurance rates, subject to the guaranteed maximum rates. GIAC will not change its current cost of insurance rates if the insured's health deteriorates. Rather, GIAC will only change its rates for all insureds of the same premium class, Attained Age or sex because it expects: increased mortality among such insureds; higher expenses or federal income taxes; declining persistency for Park Avenue Life policies; or lower earnings in its general account. Any changes in

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                                       17
the cost of insurance rates that GIAC chooses to implement will only be effective prospectively and will apply to all affected Park Avenue Life policies in the same manner.

The dollar amount of the cost of insurance charge deducted from a policy varies from month to month with changes in the Net Amount at Risk. Generally, reducing the Net Amount at Risk results in lower cost of insurance charges. Under an Option 1 policy where the death benefit is the Face Amount, paying Policy Premiums and making Unscheduled Payments can reduce the Net Amount at Risk by increasing the Policy Account Value, assuming favorable or neutral investment performance. Under an Option 2 policy, at any time when the Policy Account Value exceeds the Benchmark Value and, as a result, the death benefit can increase over the Face Amount, paying Policy Premiums or making Unscheduled Payments will not affect the Net Amount at Risk.

The Net Amount at Risk increases, for example, when the death benefit for any policy increases to satisfy Internal Revenue Code requirements or if the policy's variable insurance amount exceeds certain levels, as discussed under "Death Benefit Options." Increasing the Net Amount at Risk results in higher cost of insurance charge deductions.

Transaction Deductions from the Policy Account Value

GIAC makes transaction deductions only when certain events occur at the policyowner's direction. Except as explained below, GIAC makes transaction deductions proportionately from the Policy Account Value attributable to the Variable Investment Options until exhausted, and then from the Fixed-Rate Option.

Surrender Charge

During the first 12 policy years, GIAC assesses a surrender charge when the policy lapses or is surrendered, if the Face Amount is reduced by request or through a partial withdrawal, or the policy is in default and a policy value option takes effect. See "Reducing the Face Amount" and "Partial Withdrawals." The amount of the surrender charge depends upon the policy year in which the event occurs.

The surrender charge is expressed as a flat charge per $1000 of Face Amount for the first year and that charge will vary from $5.37 to $58.87 based upon the issue age, sex and underwriting class of the insured. The applicable charge will be set forth in the policy. The surrender charge will decrease proportionally on an annual basis over the first 12 years so that the surrender charge beginning in year 13 is $0. The charge per $1000 for a particular issue age, sex (including unisex) and underwriting class are set forth in Appendix F of this prospectus.

After imposition of the surrender charge, a policy's Net Cash Surrender Value may be zero, particularly in the early policy years.

The surrender charge is intended to compensate GIAC for certain administrative and sales related expenses.

EXAMPLE

The example below shows how the surrender charge declines over a twelve year period so that in year 13 it equals $0.

Male Insured,  Age 45
Preferred Plus Premium Class - Nonsmoker
Face Amount $250,000

Surrender Charge per $1000 of Face Amount in policy year one (from Appendix F):
$21.39

Surrender charge in policy year one is the surrender charge per $1000 x 250, divided by 1000 or ($21.39 x $250,000) divided by 1000 = $5347.50

Proportional reduction in surrender charge over 12 year period: $21.39 divided by 12 or $1.78 per year

All figures in the example below are rounded to the nearest $ .01.

                         Surrender Charge
                           per $1000 of         Actual Surrender
      Policy Year           Face Amount              Charge
--------------------------------------------------------------------------------
           1                  $21.39                $5347.50
           2                   19.61                 4902.50
           3                   17.83                 4457.50
           4                   16.04                 4010.00
           5                   14.26                 3565.00
           6                   12.48                 3120.00
           7                   10.70                 2675.00
           8                    8.91                 2227.50
           9                    7.13                 1782.50
          10                    5.35                 1337.50
          11                    3.57                  892.50
          12                    1.78                  445.00
          13                    0                       0

GIAC pro-rates the surrender charges in connection with a Face Amount reduction by multiplying the surrender charges determined as described above by the following fraction to reduce the payable charges:

                           the amount of the reduction
--------------------------------------------------------------------------------
                    the Face Amount just before the reduction

The adjusted surrender charge is paid by deduction from the Unloaned Policy Account Value.

Partial Withdrawal Charge

To recover its processing costs, GIAC charges the lesser of $25 or 2% of the requested withdrawal amount in connection with each partial withdrawal. This charge is in addition to the surrender charges that are assessed when partial withdrawals during the first 12 policy years result in Face Amount reductions. See "Partial Withdrawals." The requested withdrawal amount is not reduced to pay surrender and partial withdrawal charges.

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                                       18

Instead, such charges are separately (and additionally) deducted from the Unloaned Policy Account Value.

Premium Skip Option Deduction

If a policyowner exercises Park Avenue Life's Premium Skip Option, GIAC deducts 92.5% of the amount needed to pay any Policy Premium Assessments, which are set forth in the policy and any rider(s). The Premium Skip Option is described under "Premium Skip Option."

Transfer Charge

Presently, GIAC does not impose a charge on transfers among the Variable Investment Options and the Fixed-Rate Option. However, GIAC reserves the right to charge $25 for each transfer after the twelfth transfer in a policy year. GIAC will deduct the transfer charge from the option(s) from which amounts are transferred and use the proceeds to pay its processing costs.

GIAC will not assess the transfer charge against the transfer from The Guardian Cash Fund of Excess Net Premium and related earnings. GIAC will also not assess the transfer charge against multiple transfers effected under the policy's Dollar Cost Averaging feature, or in connection with taking or repaying policy loans. In addition, no transfer charge will apply to transfers effected when a policyowner transfers out of a Variable Investment Option because fundamental investment policies of its corresponding mutual fund have been materially changed. See "Transfers," "Dollar Cost Averaging Transfer Option," "Policy Loans," "Automatic Premium Loan" "Rights Reserved by GIAC," and "Allocation of Net Premiums."

Deductions From the Separate Account

Mortality And Expense Risk Charge

GIAC charges the Separate Account for the mortality and expense risks it assumes under the policies. The charge is made daily at a current annual rate of 0.60% of the Separate Account's average daily net assets. This charge is guaranteed never to exceed an annual rate of 0.90% of the Separate Account's average daily net assets. The mortality and expense risk charge is not assessed against Policy Account Values deposited in the Fixed-Rate Option.

The mortality risk that GIAC assumes is that insureds may live for shorter periods of time than GIAC estimated when setting its cost of insurance rates for Park Avenue Life. The expense risk that GIAC assumes is that GIAC's expenses for issuing and administering policies may be higher than GIAC estimated when setting the administrative charges for Park Avenue Life.

Income Tax Charge

GIAC currently makes no specific charge for federal, state or local income taxes attributable to the Separate Account. However, GIAC reserves the right to impose additional charges if the income tax treatment of variable life insurance changes for insurance companies, or if there is a change in GIAC's tax status, or if GIAC becomes subject to any other tax-related economic burdens that are attributable to the Separate Account or the policies. See "Tax Effects."

Deductions From the Mutual Funds

Advisory Fees And Operational Expenses

Charges for investment advisory fees and operational expenses are deducted daily from the assets of the mutual funds offered through the Separate Account. As a result, policyowners bear these fees and expenses indirectly. Investment advisory fees compensate the investment advisers of the mutual funds for the services and facilities they provide to the funds. Except as noted below, the following chart shows each fund's expenses for the year ended December 31, 1996, expressed as a percentage of average daily net assets.


                                             OPERATIONAL    TOTAL
                                               EXPENSES    EXPENSES
                              ADVISORY     (after applicable waivers and
FUND NAME                       FEE           expense reimbursements)
--------------------------------------------------------------------------------

Guardian Stock Fund             0.50%            0.03%      0.53%
Guardian Small Cap
  Stock Fund                    0.75%            0.55%*     1.30%
Guardian Bond Fund              0.50%            0.04%      0.54%
Guardian Cash Fund              0.50%            0.04%      0.54%
Baillie Gifford
  International Fund            0.80%            0.18%      0.98%
Value Line Strategic
  Asset Mgt. Trust              0.50%            0.08%      0.58%
Value Line Centurion
  Fund                          0.50%            0.10%      0.60%
MFS Growth With
  Income Series                 0.75%            0.25%*     1.00%

*See explanation below.

Expenses that relate to the investment operations of the funds vary from year to year. These percentages reflect the actual fees and expenses incurred by each fund during the year ended December 31, 1996, except that the percentages for The Guardian Small Cap Stock Fund are estimated, since the fund did not commence operations until 1997. The percentages for MFS Growth With Income Series reflect the agreement by the series' Adviser to bear expenses for the series, subject to reimbursement by the series, such that the series' operational expenses shall not exceed 0.25% of the average daily net assets of the series for the fiscal year ended December 31, 1996. The agreement is also in effect for the current fiscal year. (In the absence of this agreement, operational expenses and total expenses for the series for the year ended December 31, 1996 would be 1.32% and 2.07%, respectively.) The operational expenses for Value Line Strategic Asset Management Trust and Value Line Centurion Fund reflect the effects of expense reimbursements paid by those funds to GIAC for certain administrative and shareholder servicing expenses incurred by GIAC on their behalf. For the year ended December 31, 1996, GIAC was reimbursed $601,135 by Value Line Strategic Asset Management Trust, and $406,412 by Value Line Centurion Fund. GIAC has also entered into an agreement pursuant to which it will be reimbursed for certain administrative costs and expenses it incurs as a result of offering the MFS Growth With Income Series to its policyowners.

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                                       19

POLICY VALUES AND BENEFITS

Death Benefit Options

Park Avenue Life provides two death benefit options. A policyowner must choose an option on the policy application. Regardless which death benefit option is chosen by the policyowner, after the Policy Anniversary nearest to the insured's 100th birthday, the death benefit is equal to the Policy Account Value.

The death benefit provided under Option 1 is the greater of:

      o     the Face Amount on the date of the insured's death; or

      o the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the Monthly Date preceding the insured's death; or

      o after the first policy year, the policy's "variable insurance amount," which is defined below.

The death benefit provided under Option 2 is the greater of:

      o the Face Amount on the date of the insured's death plus any amount by which the Policy Account Value then exceeds the Benchmark Value as adjusted to the Monthly Date preceding the date of death; or

      o the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the Monthly Date preceding the insured's death; or

      o     after the first policy year, the policy's variable insurance amount.

Any partial withdrawal taken after the Monthly Date preceding the date of death will reduce the death benefit under Option 1 or Option 2 by the amount of the partial withdrawal and any applicable charge if the insured dies after said Monthly Date but prior to the next succeeding Monthly Date.

The minimum death benefit required under Section 7702 of the Internal Revenue Code on any Monthly Date is $1,000 multiplied by the Policy Account Value, divided by the net single premium per $1,000 for the insured's Attained Age, sex and premium class. The net single premium is adjusted to the Monthly Date preceding the date of death. A table of net single premiums is set forth in the policy.

The variable insurance amount provides a guarantee that the death benefit will be greater than the then effective Face Amount if Policy Account Value is greater than the net single premium on any Policy Review Date. GIAC determines the variable insurance amount for each policy year after the first by multiplying $1,000 by the Policy Account Value on each Policy Review Date and dividing the result by the net single premium per $1,000 that applies for such Policy Review Date. The variable insurance amount will be reduced during a policy year if the Face Amount is reduced or if a partial withdrawal is effected. The net single premium for a Policy Review Date is based on the net single premiums for the immediately preceding and immediately succeeding Policy Anniversaries, as adjusted for the number of days between such Anniversaries.

Under an Option 1 policy, when favorable investment performance and Unscheduled Payments increase the Policy Account Value, the Net Amount at Risk under the policy will decrease. When the Net Amount at Risk is reduced, the dollar amount of the cost of insurance charges deducted on each Monthly Date may also decline. See "Monthly Deductions From The Policy Account Value."

Under an Option 2 policy, favorable investment performance and the addition of Unscheduled Payments can possibly increase the Policy Account Value sufficiently to increase the death benefit. At such time, however, the Net Amount at Risk will not change as a result of the favorable investment performance or Unscheduled Payments. Unfavorable investment performance can reduce an Option 2 policy's death benefit, but the benefit will never be lower than the Face Amount.

Prospective policyowners should select the death benefit option that best meets their needs and objectives. Those who prefer to have the opportunity to increase their insurance coverage over the guaranteed Face Amount should choose Option 2. Those who prefer to have insurance coverage that generally does not vary with investment experience and potentially lower monthly cost of insurance charges should choose Option 1. If a policyowner's personal circumstances change, on or after the first Policy Anniversary he or she may change the then effective death benefit option if the insured is alive. However, only one death benefit option change is permitted in any single policy year.

A change in the death benefit option will be effective on the Monthly Date that next follows the date that GIAC approves the change. GIAC will not approve a request to change from Option 1 to Option 2 if Policy Premiums are then being waived under a waiver of premium rider. Evidence of insurability that is satisfactory to GIAC must be submitted with any request to change from Option 1 to Option 2, because the death benefit will increase by any positive amount by which the Policy Account Value exceeds the Benchmark Value on the date the change takes effect. The death benefit will decrease by this amount if the change is from Option 2 to Option 1. Changing the death benefit option does not change the Face Amount of a policy.

Death proceeds are payable to the beneficiary(ies) upon GIAC's receipt of due proof that the insured died while the policy was in force. GIAC may delay payment of the death proceeds if it contests a policy. See "Policy Proceeds" and "Incontestability."

Policy Values

The Policy Account Value is the sum of the values attributable to the Variable Investment Options, the Fixed-

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                                       20

Rate Option and the Loan Collateral Account. While a policy is in force, such values are comprised of:

      o     the Net Premiums credited under a policy; plus or minus

      o the cumulative effects of the net investment experience of amounts held in the Variable Investment Options; plus

      o any interest paid on amounts in the Fixed-Rate Option or on amounts transferred to and held in the Loan Collateral Account; minus

      o     cumulative Monthly Deductions; minus

      o     any previously effected partial withdrawals; minus

      o the surrender charges and/or partial withdrawal charges assessed upon previously effected partial withdrawals; minus

      o     the surrender charges assessed upon any Face Amount reductions;
            minus

      o     any Premium Skip Option deductions; minus

      o     any transfer charges that may have been assessed.

A Park Avenue Life policy's Cash Surrender Value is the Policy Account Value minus the policy's surrender charges. After policy year 12, there are no surrender charges under a Park Avenue Life policy.

The Net Cash Surrender Value is the amount that may be obtained upon surrender of a policy. The Net Cash Surrender Value is calculated by subtracting any Policy Debt from the Cash Surrender Value and then adding to the result the portion of any previously paid Policy Premium Assessments which relate to periods beyond the next Monthly Date.

The Benchmark Value is a hypothetical account value that GIAC uses to determine:

      o whether the death benefit under an Option 2 policy has increased and, if so, the amount of such increase;

      o     if a premium skip can be effected;

      o     whether a partial withdrawal can be taken; and

      o after the Guaranteed Premium Period ends, whether the Basic Scheduled Premium will change for a policy year.

A Benchmark Value for each Policy Anniversary is set forth in the policy. See "Benchmark Value" under "Definitions" for a description of how the Benchmark Value for each Policy Anniversary is determined. The Benchmark Value on any day during a policy year is based on the Benchmark Values for the immediately preceding and immediately succeeding Policy Anniversaries, as adjusted for the number of days to such Anniversaries from the given day. GIAC does not guarantee that the Policy Account Value will equal or exceed the Benchmark Values set forth in a policy.

Values held in the Variable Investment Options may increase or decrease daily depending on the net investment experience of such options. The combination of partial withdrawals, unfavorable investment performance and ongoing Monthly Deductions can cause a policy's Policy Account Value to drop below zero (i.e., become negative). Even if this occurs, the policy will not lapse if all Policy Premiums are paid when due and there is no Policy Debt. However, GIAC will continue to accrue Monthly Deductions under the policy, which will increase the amount of the negative balance. While a policy has a negative balance, GIAC will calculate cost of insurance charges based on a Policy Account Value of zero, and all Net Premiums, including Net Premiums derived from Unscheduled Payments, will be applied to reduce the negative balance. Once the Policy Account Value equals or exceeds zero, Net Premiums will be allocated and credited as explained under "Allocation of Net Premiums" and "Crediting Payments."

Amounts In the Separate Account

Amounts allocated, transferred or added to a Variable Investment Option are used to purchase units of the applicable Separate Account investment division. Units are redeemed and cancelled when amounts are withdrawn or transferred as a result of policyowner transactions, or when GIAC effects Monthly Deductions, Dollar Cost Averaging transfers or policy loans. The number of units purchased or redeemed in an investment division is calculated by dividing the dollar amount of the transaction by the division's unit value for the day of the transaction. On any given day, a policyowner's value in an investment division is the division's current unit value multiplied by the number of units credited to the policy for that division.

Unit values change daily, reflecting investment results and daily deductions of the charge for mortality and expense risks. GIAC determines unit values for the investment divisions of the Separate Account at the end of each day.

Policyowners bear the entire investment risk with respect to amounts held in the Separate Account.

Net Investment Factor

GIAC calculates the unit value for each investment division by multiplying the division's immediately preceding unit value by the applicable net investment factor for the subject day.

On any Business Day, the net investment factor for a Variable Investment Option is determined by dividing the sum of (a) and (b) by (c), and subtracting (d) from the result, where:

(a) is the net asset value per share of the Variable Investment Option's corresponding mutual fund at the close of the current Business Day;

(b) is the per share amount of any dividends or capital gains distributed by the mutual fund on the current Business Day;

(c) is the net asset value per share of such mutual fund at the close of the Business Day immediately preceding the current Business Day;

(d) is the sum of the daily charges GIAC deducts from the Variable Investment Options for:

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                                       21

      o the mortality and expense risks assumed by GIAC. The daily deduction for mortality and expense risks will not exceed .00002477 or the equivalent of a charge not exceeding .90% annually; and

      o     any federal, state or local taxes.

On any day that is not a Business Day, the net investment factor for a Variable Investment Option is determined by subtracting the sum of the daily charges in
(d) from 1.0.

The accompanying prospectuses for the funds describe the procedures used by the funds to calculate their respective net asset values per share. Currently, there is no daily deduction from the Separate Account for income taxes. See "Deductions From the Separate Account."

OTHER POLICY FEATURES

Policy Loans

While the insured is alive, a policyowner may borrow all or part of a policy's "loan value," by assigning the policy to GIAC as security for the loan. A policy's loan value is 90% of the Cash Surrender Value on the date that GIAC receives a proper written loan request (which includes an assignment of the policy) at its Executive Office, minus any then outstanding Policy Debt. The sum of any outstanding loan amounts plus accrued loan interest is the Policy Debt. A policy has no loan value when it is continued under the fixed-benefit Extended Term Insurance policy value option after lapse. See "Policy Value Options." Policy loan proceeds will ordinarily be paid to the policyowner within seven days of the date that GIAC received the loan request. For exceptions to this general rule, see "Policy Proceeds." The minimum loan amount is $500, unless the loan is an Automatic Premium Loan. A policyowner never actually receives the proceeds of a loan effected under Park Avenue Life's Automatic Premium Loan feature, as GIAC uses such proceeds to pay the Policy Premium due. See "Automatic Premium Loan."

When a policyowner takes a loan, GIAC transfers the amount of the loan from the Variable Investment Options and the Fixed-Rate Option into a Loan Collateral Account within GIAC's general account. GIAC will first transfer amounts held in the Variable Investment Options in proportion to the Policy Account Value held in such options as of the date it received the loan request. If the requested loan exceeds the Policy Account Value held in the Variable Investment Options, GIAC will transfer the excess amount from any Policy Account Value then held in the Fixed-Rate Option.

GIAC charges the policyowner interest on all outstanding loans at an annual rate of 8%, payable in arrears, until the later of the twentieth Policy Anniversary or the insured's Attained Age 65, at which time the annual rate decreases to 5%, payable in arrears, for all existing and new loans. Interest accrues daily and is due on Policy Anniversaries. If loan interest is not paid when due, GIAC automatically increases the outstanding loan by transferring amounts from the Variable Investment Options and the Fixed-Rate Option to the Loan Collateral Account, in the manner and order described above, so that the Loan Collateral Account will be equal to the Policy Debt as of the Policy Anniversary that loan interest was not paid. Amounts in the Loan Collateral Account earn interest at a minimum annual rate which is 2% less than the loan interest rate then in effect. Even though this means that the policyowner effectively pays GIAC loan interest at an annual rate of no more than 2% when he or she borrows under a policy, the policyowner is expected to pay all accrued loan interest when due.

Amounts transferred to the Loan Collateral Account in connection with policy loans no longer share the investment experience or returns of the options from which they were transferred. Accordingly, a policy loan will have a permanent effect on Policy Account Value and the benefits provided under a policy, even if the loan is repaid. The effect could be favorable or unfavorable, depending on the investment experience of the Variable Investment Options or the rate of interest credited under the Fixed-Rate Option while the loan is outstanding. In addition, the amount available for withdrawal or surrender and the death proceeds payable under the policy are reduced dollar-for-dollar by the amount of any outstanding Policy Debt.

The policyowner may repay all or part of the Policy Debt at any time while the insured is alive and while the policy is in force or continued after lapse as Reduced Paid-Up Insurance or Variable Reduced Paid-Up Insurance. See "Policy Value Options." The minimum loan repayment amount is the lesser of $100, unless the repayment accompanies a then due Policy Premium, or the then outstanding Policy Debt. See "Crediting Payments." If the death proceeds have not already been paid in cash or applied under a payment option, outstanding Policy Debt may also be repaid within 60 days after the insured's death. The proceeds payable to the beneficiary will then be increased by the amount of the repayment.

When GIAC credits and allocates a loan repayment, it transfers from the Loan Collateral Account the amount of the repayment, minus a proportional amount of accrued loan interest, plus a proportional amount of accrued Loan Collateral Account interest, as follows:

      o first, into the Fixed-Rate Option to repay all loans provided by Policy Account Value that had been attributable to the Fixed-Rate Option; and

      o then, into the Variable Investment Options in accordance with the Net Premium allocation instructions then in effect.

No transfer in or out of the Loan Collateral Account in connection with policy loans will be subject to transfer charges. Loan repayment amounts that are allocated to the Fixed-Rate Option will be credited with the Fixed-Rate Option interest rate then in effect until the next Policy Anniversary.

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                                       22

If Policy Debt is outstanding, it may be more advantageous to repay the debt than to make Unscheduled Payments. Unlike Unscheduled Payments, loan repayments are not subject to the Premium Charge. See "Deductions From Policy Premiums and Unscheduled Payments" and "Crediting Payments."

If the Policy Debt exceeds a policy's Cash Surrender Value on a Monthly Date, GIAC will notify the policyowner that a loan repayment is required to continue the policy in force. The policy will lapse 31 days after the default date set forth in the notice if GIAC does not receive a loan repayment that at least equals the amount specified in the notice, which will be the sum of

      o the amount by which the Policy Debt exceeded the Cash Surrender Value as of the Monthly Date that GIAC identified the shortfall, plus

      o     10% of the Cash Surrender Value on that Monthly Date.

If the insured dies after a loan repayment notice is mailed but before the 31 days have expired, GIAC will pay the beneficiary the death proceeds minus the unpaid Policy Debt. See "Grace Period" and "Policy Proceeds."

If a policy is treated as a modified endowment contract under the Internal Revenue Code, there may be tax consequences associated with taking a policy loan. See "Tax Effects" for a discussion of the circumstances under which a policy may be treated as a modified endowment contract and the corollary effects on policy loans. These tax consequences also apply to loans effected under the Automatic Premium Loan feature.

Reducing The Face Amount

After the first policy year, a policyowner may ask GIAC to reduce the Face Amount of his or her policy. GIAC will process a Face Amount reduction upon receipt of a proper written request at its Executive Office. GIAC additionally requires:

      o that the insured be living on the date that GIAC receives the request;

      o that the reduction be for at least $10,000, unless it is caused by a partial withdrawal (in which case, the partial withdrawal rules apply); and

      o that the reduced Face Amount will not be lower than GIAC's then current minimum Face Amount, unless the reduction is caused by a partial withdrawal.

The reduction will take effect on the Monthly Date next following the date that GIAC approves the change. GIAC will deduct a surrender charge from the Policy Account Value in the manner described under "Transaction Deductions From the Policy Account Value" if the Face Amount is reduced during the first 12 policy years. GIAC will also deduct a withdrawal charge from the Policy Account Value if a Face Amount reduction is caused by a partial withdrawal. A partial withdrawal from an Option 1 policy will typically result in an immediate Face Amount reduction. A partial withdrawal from an Option 2 policy will not reduce the Face Amount so long as the Policy Account Value exceeds the applicable Benchmark Value. However, the Option 2 death benefit will decline with each partial withdrawal. See "Death Benefit Options" and "Partial Withdrawals." Reducing the Face Amount could cause a policy to be treated as a modified endowment contract under the Internal Revenue Code. See "Tax Effects."

The Basic Scheduled Premium, Benchmark Values, surrender charge, Policy Account Value, Monthly Deductions, variable insurance amount and any benefits provided under additional benefit riders that relate to the policy's Face Amount will generally decrease when a Face Amount reduction takes effect. GIAC will send the owner revised policy pages reflecting any changes caused by a Face Amount reduction.

The Face Amount of a Park Avenue Life policy cannot be increased.

Partial Withdrawals

After the first policy year and while the insured is living, the policyowner may withdraw portions of the policy's Net Cash Surrender Value. Any such withdrawal must be requested in writing, and is subject to GIAC's approval. GIAC will process an approved partial withdrawal as of the Business Day on which it receives a proper written request at its Executive Office. The minimum net partial withdrawal amount is $500.

GIAC will not approve or process a partial withdrawal if, after withdrawing the requested amount and imposing all applicable charges,

      o the remaining Cash Surrender Value would be less than the Benchmark Value, as adjusted to the date of withdrawal (see below); or

      o     the policy would have no positive Net Cash Surrender Value.

For the purpose of processing partial withdrawals, the adjusted Benchmark Value shall be calculated as follows:

      o If the partial withdrawal occurs on a Policy Anniversary, the Benchmark Value is equal to the Benchmark Value on that date plus the Basic Scheduled Premium payable during the Guaranteed Premium Period for the current Face Amount.

      o If the partial withdrawal occurs on other than a Policy Anniversary, the Benchmark Value is based on linear interpolation between (a) and
            (b) where (a) equals the Benchmark Value on the preceding anniversary plus the Basic Scheduled Premium payable during the Guaranteed Premium Period for the current Face Amount and (b) equals the Benchmark Value on the next Policy Anniversary.

GIAC will notify the policyowner if a requested partial withdrawal cannot be effected.

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                                       23

GIAC assesses the following charges in connection with partial withdrawals: (1) a partial withdrawal charge that equals the lesser of $25 or 2% of the requested withdrawal amount; and (2) the applicable surrender charge if the partial withdrawal causes a Face Amount reduction during the first 12 policy years. See "Transaction Deductions From the Policy Account Value" and "Reducing the Face Amount."

To effect a partial withdrawal, GIAC will deduct the requested partial withdrawal amount and any applicable charges from the Policy Account Value held in the Variable Investment Options specified in the policyowner's request as of the Business Day it received the partial withdrawal request. If the sum of the requested withdrawal amount and all applicable charges exceeds the amounts held in the specified Variable Investment Options, GIAC will deduct the excess amount proportionately from the Policy Account Value held in the other Variable Investment Options. If this is still insufficient to provide the requested partial withdrawal amount, GIAC will withdraw the remaining excess amount from any Policy Account Value that is then held in the Fixed-Rate Option.

If no options have been specified by the policyowner, GIAC will deduct the requested partial withdrawal amount and any applicable charges proportionately from the Policy Account Value held in the Variable Investment Options as of the Business Day it received the request. If the sum of the requested withdrawal amount and all applicable charges exceeds the Policy Account Value held in the Variable Investment Options, GIAC will withdraw the excess amount from any Policy Account Value that is then held in the Fixed-Rate Option.

The proceeds of a partial withdrawal will ordinarily be paid within seven days of the date that GIAC receives the withdrawal request. For exceptions to this general rule, see "Policy Proceeds."

In addition to reducing the Net Cash Surrender Value of a policy, a partial withdrawal reduces the death benefit on a dollar-for-dollar basis. Under an Option 1 policy, the Face Amount will generally be reduced with each partial withdrawal. Under an Option 2 policy, the death benefit reduction will generally mirror the Net Cash Surrender Value reduction. The tax consequences of partial withdrawals are discussed under "Tax Effects."

Surrender

A Park Avenue Life policy may be surrendered for its Net Cash Surrender Value at any time while the insured is living. GIAC will compute the Net Cash Surrender Value as of the Business Day on which it receives a written surrender request in proper and complete form at its Executive Office. A surrender request is incomplete if it is not accompanied by the policy or an acceptable affidavit confirming the policy's loss. The Net Cash Surrender Value equals:

      o     the Policy Account Value, minus

      o     any surrender charge, minus

      o     any Policy Debt, plus

      o the portion of any Policy Premium Assessments paid for periods beyond the next Monthly Date.

                      EXAMPLE - Surrender in Policy Year 5
                              Male insured, Age 35
                    Preferred Plus Premium Class - Nonsmoker
                              Face Amount $250,000
                          Annual Policy Premium $2,030
            Assuming, 6% hypothetical gross return; 4.61% net return
                                See "Appendix A"

Policy Account Value                                       $7,808.79
Surrender Charge                                           (2,265.00)
Policy Debt                                                      -0-
Pre-paid Policy Premium Assessments                              -0-
                                                           ---------
  Net Cash Surrender Value                                 $5,543.79

The Net Cash Surrender Value will ordinarily be paid within seven days of the date that GIAC receives a proper and complete surrender request. For exceptions to this general rule, see "Policy Proceeds." All insurance coverage ends as of the Business Day that GIAC computes the Net Cash Surrender Value in response to a proper and complete surrender request. See "Tax Effects" for a discussion of the tax consequences of surrendering a policy.

Transfers

The policyowner may request transfers in and out of the Variable Investment Options or into the Fixed-Rate Option at any time. However, the number of allocation options in which the Policy Account Value may be invested or held at any one time cannot currently exceed 7. Restrictions on transfers out of the Fixed-Rate Option are discussed under "Transfers From The Fixed-Rate Option." Transfer requests may be submitted to GIAC's Executive Office in writing or by telephoning 1-800-935-4128. Presently, transfers may be effected without charge or tax consequences.

The minimum transfer amount is the lesser of $500 or the entire amount held in the option from which GIAC effects a transfer. Transfers are effective as of the end of the Business Day on which the request is received. Written transfer requests received after 4:00 p.m. New York City time will be treated as received on the next succeeding Business Day. GIAC reserves the right to limit the frequency of transfers to not more than once every 30 days. GIAC also reserves the right to charge $25 for each transfer after the twelfth in a policy year. GIAC does not impose this charge currently. See "Deductions and Charges."

GIAC accepts telephone transfer instructions between 9:00 a.m. and 3:30 p.m. New York City time on each day that it is open for business. GIAC effects telephone transfer instructions at the unit values calculated at the close of business on the Business Day such instructions are received. GIAC will not honor telephone transfer instructions unless it has received a written authorization form from the policyowner. Callers are asked to provide

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                                       24
precise identification and the personal security code for the policy. GIAC will accept telephone transfer instructions from any person who can provide the requested information, and is not responsible for any loss, damage, cost or expense resulting from following the foregoing procedures to implement telephone transfer instructions that it reasonably believes to be genuine. This means that the policyowner bears the risk of loss when unauthorized or fraudulent transfers are requested by telephone and GIAC has followed its procedures. Telephone transfer requests may be recorded without prior disclosure to the caller.

During periods of extreme market activity or drastic economic change, it may be very difficult to contact GIAC to request a telephone transfer. If this occurs, written transfer requests should be sent to the Executive Office. The rules for telephone transfers are subject to change, and GIAC reserves the right to suspend or withdraw this privilege without notice.

Transfers From the Fixed-Rate Option

Transfers from the Fixed-Rate Option are permitted once per policy year during the period starting on a Policy Anniversary and ending 30 days thereafter. Requests received on or within the 30 days before a Policy Anniversary will be effected on the Policy Anniversary. Requests received within the 30 days following a Policy Anniversary will be effected on the Business Day of receipt. GIAC will not honor requests for transfers out of the Fixed-Rate Option that are received at other times during a policy year.

GIAC transfers amounts from the Fixed-Rate Option in the same order as the amounts were allocated to such option. This means that amounts on deposit in the Fixed-Rate Option for the longest period of time will be the first amounts transferred out. The maximum amount that may be transferred out of the Fixed-Rate Option each policy year is the greater of 33 1/3% of the Policy Account Value in the Fixed-Rate Option on the Policy Anniversary on or immediately preceding the date of transfer or $2,500.

Dollar Cost Averaging Transfer Option

The policyowner may elect to have designated dollar amounts automatically transferred on each Monthly Date from The Guardian Cash Fund investment division of the Separate Account to one or more of the other options offered under the policy. GIAC will not implement automatic transfers unless it has received a properly completed authorization form.

The period selected for the Dollar Cost Averaging option to be in effect shall be at least 12 months, and the minimum amount that may be transferred into each other option on each Monthly Date is $100 per transfer. Before the policyowner's Dollar Cost Averaging transfer program goes into effect, the Policy Account Value attributable to The Guardian Cash Fund investment division must be at least equal to the product of the number of months in the selected duration multiplied by the aggregate amount designated for transfer each month (e.g., 12 x $100 = $1200). GIAC will notify the policyowner if this minimum is not satisfied. No Dollar Cost Averaging transfers will be effected until the minimum is satisfied. The policyowner may add to the Policy Account Value attributable to the Cash Fund investment division to extend the period that the Dollar Cost Averaging transfer program remains in effect.

Automatic transfers under a Dollar Cost Averaging program will end when:

      o the period set forth in the Dollar Cost Averaging authorization form ends; or

      o the Policy Account Value attributable to The Guardian Cash Fund investment division is less than the amount designated for transfer on a Monthly Date (though GIAC will transfer the remaining amount on a pro-rata basis to the options that were last designated by the policyowner for automatic transfers, leaving a zero balance in the Cash Fund investment division); or

      o a written request to terminate the program is received at GIAC's Executive Office at least three Business Days prior to the next scheduled transfer; or

      o     the policy is surrendered or lapses; or

      o     a policy value option takes effect.

Automatic transfers can be reinstated or changed, subject to the rules described above, if GIAC receives a new authorization form within three Business Days before the Monthly Date on which the reinstatement or change is to be effective.

Periodic investing of the same dollar amount permits a policyowner to acquire more units in a receiving Variable Investment Option when the price per share of its corresponding mutual fund is low, and fewer when such price is high. Accordingly, this strategy may reduce the impact of fluctuations in the receiving Option's unit value over the period that automatic transfers are effected. However, there can be no assurance of profit or protection against loss in a declining market.

Policy Proceeds

Death proceeds are determined as set forth in "Death Benefit Options" and become payable upon GIAC's receipt at the Executive Office of due proof that the insured died while the policy was in force. The amount(s) involved in all other policy transactions will be determined as of the end of the Business Day on which GIAC receives satisfactory information, instructions or documentation at its Executive Office. See "Communications With GIAC." GIAC will ordinarily pay any Net Cash Surrender Value, policy loan, partial withdrawal, death proceeds or other policy transaction proceeds from the Variable Investment Options within seven days after it has received the information it needs to determine the payable amount. However, GIAC may delay transfers, loans or other payments from some or all of the Variable Investment Options when: (1) the NYSE is closed for other than weekends or holidays,

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                                       25
or trading is restricted; (2) the SEC determines that a state of emergency exists that may make policy transactions impracticable; or (3) at any other time when one or more of the Variable Investment Options' corresponding mutual funds lawfully suspends payment or redemption of their shares.

Requests for transfers, loans or any other payment out of the Fixed-Rate Option will normally be effected promptly after GIAC receives the required information or documentation. However, GIAC has the right to delay such transfers, loans or payments for up to six months from the date of a request. GIAC will pay interest at a rate not less than 3% per year on payments out of the Fixed-Rate Option deferred 30 days or more. Requests for transfers out of the Fixed-Rate Option may only be made during certain periods. See "Transfers From the Fixed-Rate Option."

The death proceeds actually paid to the beneficiary(ies) of a Park Avenue Life policy will include that portion of previously paid Policy Premium Assessments that relate to a period beyond the policy month of death. GIAC will also include any proceeds provided by additional benefit riders in the death proceeds paid. Any outstanding Policy Debt will be deducted from the death proceeds paid. If the insured dies during the grace period for an unpaid Policy Premium, GIAC will calculate the death benefit as though the Policy Premium had been paid when due and then deduct the portion of such premium that relates to periods through the policy month of death from the death proceeds to be paid. If the insured is Attained Age 100 or older at death, the death proceeds will be the Policy Account Value minus any Policy Debt as of the date of death.

Death proceeds may also be adjusted as a result of: (1) a misstatement of the insured's Age or sex on the application for a policy; (2) the insured's suicide within two years from the Issue Date or the effective date of a change in the death benefit from Option 1 to Option 2 (but only to the extent of any increase in the death benefit over the Face Amount that resulted from the change in options); or (3) any limits imposed by a rider to the policy.

Policy Value Options

If a policy has no Cash Surrender Value when it lapses, GIAC will terminate the policy and all insurance coverage will end. If a lapsed policy has Cash Surrender Value, insurance coverage can be continued after lapse under one of the policy value options described below. Alternatively, the policyowner can:
(1) request payment of the Net Cash Surrender Value, in which case all insurance coverage will end; or (2) take steps to fulfill the conditions to reinstate the policy. See "Reinstatement."

Generally, policy value Option A is the automatic option if the policyowner neither elects another option, nor requests payment of the Net Cash Surrender Value or reinstatement of the policy by the end of the grace period. However, policy value Option B will be implemented if the lapsed policy does not qualify for Option A, or if the insurance coverage provided under policy value Option B equals or exceeds that which would be provided under Option A. A Park Avenue Life policy issued in premium class 3 or higher, or with a temporary rating charge, does not qualify for policy value Option A.

Of the policy value options available, only Option C provides for continuing investment through the Variable Investment Options. Partial withdrawals and loans are permitted under Option B and Option C, but not Option A. See "Tax Effects" for information about the effects of cancelling Policy Debt when a policy value option becomes effective.

While the insured is living, the policyowner may surrender the insurance provided by a policy value option for the option's then net cash surrender value. An option's net cash surrender value is its cash value minus any outstanding policy debt. The cash value under policy value Option A is the then present value of the insurance provided by the option. The cash value under policy value Option B is the sum of the values attributable to the Fixed-Rate Option and the Loan Collateral Account (see below). The cash value under policy value Option C is the sum of the values attributable to the Variable Investment Options, the Fixed-Rate Option and the Loan Collateral Account (see below).

Option A is Non-Participating fixed-benefit Extended Term Insurance. This limited term insurance provides a death benefit that is equal to the death benefit under the lapsed policy, less any outstanding Policy Debt. The length of time that coverage will continue under policy value Option A depends on the Net Cash Surrender Value of the lapsed Park Avenue Life policy, as such value will be used as a net single premium for the term coverage that can be provided for the insured's Attained Age, sex and premium class. To implement policy value Option A, GIAC irrevocably transfers the lapsed policy's Net Cash Surrender Value to its general account. No further Policy Premiums will be due; no Unscheduled Payments or partial withdrawals will be permitted and no further Monthly Deductions will be taken while Option A is in force. Extended term insurance has a cash surrender value that declines to zero at the end of the term, but no loan value.

Option B is Non-Participating Reduced Paid-Up Insurance. Policy value Option B provides lifetime insurance coverage on the insured. The initial amount of the death benefit under this option will be the benefit that can be purchased by using the policy's Cash Surrender Value on the default date as a net single premium for the insured's Attained Age, sex and premium class. If Policy Debt is to be cancelled when Option B takes effect, the Net Cash Surrender Value will be used as the net single premium. See "Tax Effects." Any Policy Debt continued or incurred under policy value Option B is subject to the policy's provisions regarding policy loans. The death benefit under policy value Option B is likely to be smaller than the death benefit under the lapsed policy.

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                                       26

To implement policy value Option B, GIAC irrevocably transfers the lapsed policy's Unloaned Policy Account Value to the Fixed-Rate Option and deducts all applicable surrender charges. GIAC also deducts the Policy Debt if the policyowner has asked to have such debt cancelled when this option takes effect. The remaining amount will be credited with a guaranteed rate of interest of at least 4%. If the amounts retained under Option B earn interest at higher rates, the Option's death benefit may increase. The death benefit under policy value Option B will never be lower than the death benefit that would be required by
Section 7702 of the Internal Revenue Code for the Option. See "The Fixed-Rate Option" and "Death Benefit Options."

No further Policy Premiums will be due, and no Unscheduled Payments are permitted under policy value Option B. GIAC will deduct the monthly cost of insurance charge and any partial withdrawal charges from the Fixed-Rate Option while policy value Option B is in force. See "Deductions and Charges."

Non-participating reduced paid-up insurance has a net cash surrender value and loan value.

Option C is Non-Participating Variable Reduced Paid-Up Insurance. If a lapsed Park Avenue Life policy had provided coverage for an insured in a standard or better premium class for at least one year from its Issue Date, and its Cash Surrender Value was at least $10,000 as of the default date, the policyowner can use policy value Option C to continue lifetime insurance coverage for the insured. GIAC will implement policy value Option B if a policyowner who elected Option C is ineligible for it when an option is to be implemented.

Under this option, values can be retained in the Variable Investment Options and/or the Fixed-Rate Option, and the policyowner can continue to make transfers in the same manner as permitted under the Park Avenue Life policy.

The initial amount of the death benefit under this option will be the benefit that can be purchased by using the policy's Cash Surrender Value on the default date as a net single premium for the insured's Attained Age, sex and premium class. If Policy Debt is to be cancelled when Option C takes effect, the Net Cash Surrender Value will be used as the net single premium. See "Tax Effects." Any Policy Debt continued or incurred under policy value Option C is subject to the policy's provisions regarding policy loans. The death benefit under policy value Option C is initially likely to be smaller than the death benefit under the lapsed policy. Once policy value Option C is in force, the death benefit will vary with the net investment experience of the policyowner's Variable Investment Option selections.

Unlike the Park Avenue Life policy, this option does not provide a guaranteed minimum face amount of insurance. Accordingly, unfavorable investment performance, partial withdrawals and/or loans can reduce or eliminate this option's death benefit. If this option's cash value declines to zero, there can be no death benefit and the option will lapse. Variable reduced paid-up insurance can (but may not) have net cash surrender value and loan value.

No further Policy Premiums will be due, and no Unscheduled Payments will be permitted while policy value Option C is in force. GIAC will deduct the monthly cost of insurance charge and any partial withdrawal charges or transfer charges in the same manner as under the policy while this option is in force. Deductions from the Separate Account and the mutual funds will continue to have an impact under policy value Option C. See "Deductions and Charges."

Fixed-Benefit Insurance During the First 24 Months

During the first 24 policy months, the policyowner has the right to exchange his or her Park Avenue Life policy and replace it with a fixed-benefit whole life insurance policy issued by GIAC or an affiliate of GIAC (the "new policy"). No evidence of insurability will be required. Policy values under the new policy will be held in the issuer's general account. The new policy's face amount will be the same as the Park Avenue Life policy's Face Amount as of the exchange date. The insured's Age under the original policy will be retained under the new policy. The policyowner must repay all outstanding Policy Debt before the exchange is effected.

There may be a cost or credit to be paid upon this type of exchange, depending on the amount applied to the new policy. The amount applied to the new policy is the greater of (1) or (2) where:

      o (1) is the cumulative premiums for the new policy with interest at 6% minus the cumulative Policy Premiums for the exchanged Park Avenue Life policy with interest at 6%; and

      o (2) is the guaranteed cash value of the new policy minus the Cash Surrender Value of the exchanged Park Avenue Life policy on the exchange date. The cash value will depend on the new policy's face amount, premium class, and the insured's age and sex on the policy date.

If the greater amount is less than zero, the issuer of the new policy will pay an exchange credit to the policyowner. If the greater amount is more than zero, the policyowner must pay the exchange cost to the issuer of the new policy.

The exchange date is the date that the new policy is issued. The new policy will be issued upon the later of:

      o the Business Day GIAC receives the policyowner's written exchange request and his or her Park Avenue Life policy at its Executive Office; or

      o the Business Day any exchange cost payable by the policyowner is received by the issuer of the new policy.

Waiver of premium and accidental death benefit riders from the Park Avenue Life policy can be attached to the

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                                       27
new policy. Other additional benefit riders are only available upon the consent of the issuer of the new policy. Competent legal and tax advice should be sought in connection with exchanging a policy.

Payment Options

The death proceeds or Net Cash Surrender Value of a Park Avenue Life policy can be paid in a lump sum, or under one or more of the payment options described below. The policyowner may select the payment option(s) while the insured is living. If no election has been made when policy proceeds become payable, the payee may select the payment option(s). A payment option election for death proceeds must be made within one year of the insured's death. The payment election for other proceeds must be made within 60 days after the proceeds become payable. A payee under any payment option must be a natural person. The policyowner may appoint a secondary payee to receive any payments remaining after the death of the initial payee. Amounts applied to a payment option will not share in the income, gains or losses of the Variable Investment Options, nor be credited interest in the amount or manner provided by the Fixed-Rate Option. At least $5,000 must be applied under each option selected. See "Death Benefit Options," "Partial Withdrawals," "Surrender" and "Policy Proceeds" for information about when the proceeds of a Park Avenue Life policy are payable.

Under Option 1, GIAC will hold the proceeds and make monthly interest payments at a guaranteed annual rate of 3%.

Under Option 2, GIAC will make monthly payments of a specified amount until the proceeds and interest are fully paid. At least 10% of the original proceeds must be paid each year. Guaranteed interest of 3% will be added to the proceeds each year.

Under Option 3, GIAC will make monthly payments for a specified number of years. The amount of the payments will include interest at 3% per year.

Under Option 4, GIAC will make monthly payments for the longer of the life of the payee or 10 years. The minimum amount of each payment will include interest at 3% per year.

Under Option 5, GIAC will make monthly payments until the amount paid equals the proceeds settled, and for the remaining life of the payee. The minimum amount of each payment will include interest at 3% per year.

Under Option 6, GIAC will make monthly payments for 10 years and for the remaining life of the last surviving of two payees. The minimum amount of each payment will include interest at 3% per year.

Payment option tables for Options 4, 5, and 6 are based on the Annuity 2000 Mortality Tables (male and female) projected 20 years to the year 2020 by 100% of the male scale G Factors (for males) and 50% of the female scale G Factors (for females).

Monthly payments under a payment option must be at least $50. The policy sets forth the amount payable each month per $1,000 of proceeds applied under Options 3, 4, 5 and 6, as well as the amount payable upon the termination of a payment option.

TAX EFFECTS

This discussion is based on GIAC's understanding of the effects of current federal income tax laws, as currently interpreted, on Park Avenue Life policies. This discussion is general in nature, and should not be considered to be tax advice. Anyone interested in purchasing a policy or effecting policy transactions should consult a legal or tax adviser regarding such person's particular circumstances. There can be no guarantee that the federal income tax laws, including related rules and regulations, or interpretations of them, will not change while this prospectus is in use or while a policy is in force.

Treatment of Policy Proceeds

GIAC believes that a Park Avenue Life policy will be treated as "life insurance" as defined in the Internal Revenue Code. Accordingly, under federal income tax law:

      o the death proceeds received by a beneficiary will not be subject to federal income tax; and

      o increases in the Policy Account Value resulting from interest or investment experience will not be subject to federal income tax unless they are distributed from the policy before the insured's death.

Income recognized when a pre-death distribution is taken will be characterized and taxed as "ordinary income."

The definition of "life insurance" under the Code can be met if a life insurance policy satisfies either one of two tests that are set forth in the Code. The manner in which these tests should be applied to certain features of the Policy is not clearly addressed by the Code, regulations or pertinent authorities thereunder. The presence of these policy features, and the absence of any pertinent interpretations of the tests, thus creates some uncertainty about the application of the tests to the policy.

The federal income tax consequences of taking distributions from a policy will depend on whether the policy is determined to be a "modified endowment contract."

A modified endowment contract is an insurance policy that fails to meet a "seven-pay" test. In general, a policy will fail the seven-pay test if the cumulative amount of premiums paid under the policy at any time during the first seven policy years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical policy issued on the same insured and for the same initial death benefit that, under specified conditions (including the absence of expense, administrative and surrender charges), would be fully paid for after seven level annual payments.

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

A Park Avenue Life policy could be treated as a modified endowment contract if the cumulative premiums paid (whether through scheduled Policy Premiums or Unscheduled Payments) at any time during the first seven policy years exceeds the cumulative seven-pay premiums that can be paid under the hypothetical policy.

Whenever there is a "material change" under a policy, the policy will generally be treated as a new contract and become subject to a new seven-pay period and new seven-pay limit. A materially changed policy would become a modified endowment contract if it failed to satisfy the new seven-pay limit. Increasing a policy's future benefits might result in a material change. Future benefits can increase, for example, if the death benefit is changed from Option 1 to Option 2, benefits are added by rider, or a lapsed policy is reinstated. An exchange is treated as a material change.

If the benefits under a policy are reduced during the first seven policy years (or within seven years after a material change), the applicable seven-pay limit must be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay limit, the policy will become a modified endowment contract. Policy benefits are reduced, for example, when the Face Amount is reduced, when certain partial withdrawals are taken, when the death benefit is changed from Option 2 to Option 1, or when a policy value option takes effect.

A life insurance policy received in exchange for a modified endowment contract, or a modified endowment contract that lapses and is reinstated, will be treated as a modified endowment contract.

Once a policy becomes a modified endowment contract, it will remain a modified endowment contract unless the violating transaction is reversed within thirty days of its occurrence. The policyowner will be notified if a transaction has caused or will cause the policy to be classified as a modified endowment contract. If a transaction has caused the policy to be classified as a modified endowment contract, the policyowner will be given the option of reversing the transaction not later than 30 days from the date of notification.

The rules relating to whether a policy will be treated as a modified endowment contract are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the policy to be treated as a modified endowment contract.

Pre-death distributions from a Park Avenue Life policy that is NOT a modified endowment contract will generally receive the following federal income tax treatment:

      (1) Partial withdrawals should generally be treated as first recovering the policyowner's "basis" in the policy and then as distributing taxable income. However, during the first 15 policy years, distributions may first be treated wholly or partially as taxable income if the ratio of the Policy Account Value to the death benefit exceeds the applicable ratio under Section 7702 of the Internal Revenue Code. The basis in a policy generally equals the premiums paid minus any amounts previously recovered through tax-free policy distributions.

      (2) If a policy is surrendered, the excess, if any, of the Cash Surrender Value (which includes the amount of any Policy Debt) over the basis will be subject to federal income tax. Any loss incurred upon surrender is generally not deductible. The tax consequences of surrender may differ if the proceeds are received under a payment option.

      (3) Loans will ordinarily be treated as indebtedness, and no part of a loan will be subject to current federal income tax, as long as the policy remains in force. Upon lapse, however, cancellation of a loan will be treated as a distribution and may be taxed. Generally, policy loan interest is not tax deductible by the policyowner.

Pre-death distributions from a Park Avenue Life policy that IS a modified endowment contract will generally receive the following federal income tax treatment:

      (1) Any distribution will be taxed on an "income-first" basis to the extent that the Policy Account Value exceeds the basis in the policy. For this purpose, distributions include partial withdrawals, surrenders, assignments and policy loans (including any automatic premium loans or automatic increases in policy loans to pay loan interest). Loans that are treated as taxable income are added to the basis of modified endowment contracts.

      (2) For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by GIAC or its affiliates to a policyowner during any calendar year shall be treated as one modified endowment contract.

      (3) A 10% penalty tax will also apply to any taxable distribution, unless the distribution is: (a) made to a taxpayer who is 59 1/2 years of age or older; (b) attributable to disability (as defined in the Internal Revenue Code); or (c) received as part of a series of substantially equal periodic payments for the taxpayer's life (or life expectancy) or the joint lives (or joint life expectancies) of the taxpayer and a beneficiary.

The Secretary of the Treasury is authorized to prescribe additional rules to prevent avoidance of income-first taxation on distributions from modified endowment contracts.

If a policy becomes a modified endowment contract,

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                                       29
distributions that occurred during the policy year in which such policy became a modified endowment contract, and distributions in any subsequent policy year will be taxed as described above. In addition, distributions that occurred within the preceding two years will be subject to such tax treatment. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Secretary of the Treasury is authorized to prescribe rules that would similarly treat other distributions made in anticipation of a policy becoming a modified endowment contract.

Exchanges

Typically, there are no federal income tax consequences when one life insurance policy is exchanged for another to cover the same insured. However, the new policy will be subject to the seven-pay test from the date of the exchange, and can be treated as a modified endowment contract if it fails to satisfy such test. Additionally, a policy may lose any privileges to be excused by "grandfathering" from statutory or regulatory changes made after its issuance if it is exchanged for another policy. For these reasons, anyone who is (1) considering exchanging another life insurance policy to obtain a Park Avenue Life policy, or (2) considering exchanging a Park Avenue Life policy to obtain a different life insurance policy should consult a competent tax adviser.

Diversification

If a policy does not qualify as "life insurance" under the Internal Revenue Code, the policyowner can become immediately subject to federal income tax on the income under his or her policy. For variable life insurance policies to qualify as life insurance, section 817(h) of the Internal Revenue Code requires their underlying investments to be adequately diversified. Treasury Department regulations specify the diversification requirements. GIAC believes that the investment divisions of the Separate Account, through their corresponding mutual funds, comply fully with such requirements.

To date, no regulations or rulings have been issued to provide guidance regarding the circumstances under which a policyowner's ability to control his or her investments under a policy by exercising premium allocation and transfer privileges would cause him or her to be treated as the owner of a pro-rata portion of the assets in an insurance company's separate account. If a Park Avenue Life policyowner was considered the owner of assets in the Separate Account, the income and gains attributable to his or her Policy Account Value in the Variable Investment Options would be included in his or her gross income. GIAC currently believes that it, and not its policyowners, is considered to own the Separate Account's assets. However, GIAC cannot predict when the Treasury Department or the Internal Revenue Service ("IRS") will issue guidance regarding these matters, nor the nature of any such guidance.

Policy Changes

GIAC may, to the extent it deems necessary, make changes to the policy or its riders (1) to assure that Park Avenue Life initially qualifies and continues to qualify as life insurance under the Internal Revenue Code; or (2) to attempt to prevent a policyowner from being considered the owner of a pro-rata portion of the Separate Account's assets (see above). Any such change will apply uniformly to all policies that are affected. If required by state insurance regulatory authorities, advance written notice of such changes will be provided.

Tax Changes

From time to time the United States Congress considers legislation that, if enacted, could change the tax treatment of life insurance policies prospectively or even retroactively. In addition, the Treasury Department and IRS may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws or regulations. Also, state or local tax laws that relate to owning or benefiting from a policy can be changed from time to time without notice. It is impossible to predict whether, when or how any such change would be adopted. Anyone with questions about such matters should consult a legal or tax adviser.

Estate and Generation Skipping Transfer Taxes

If the policyowner is also the insured, the death benefit under a Park Avenue Life policy will generally be included in the policyowner's estate for purposes of federal estate tax. If the policyowner is not the insured, under certain circumstances only the Cash Surrender Value would be so included. In general, estates of U.S. citizens or residents that are valued at less than $600,000 will not incur federal estate tax liability, and an unlimited marital deduction may be available for federal estate and gift tax purposes. Federal estate tax is integrated with federal gift tax under a unified rate schedule.

As a general rule, designating a beneficiary or paying proceeds to a person who is two or more generations younger than the policyowner, may cause a generation skipping transfer ("GST") tax to be payable. The GST tax is imposed at a rate that equals the maximum estate tax rate. Individuals are generally allowed an aggregate GST tax exemption of $1 million. Because these rules are complex, a legal or tax adviser should be consulted for specific information.

The particular situation of each policyowner or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate and GST taxes, as well as state and local estate, inheritance and other taxes.

Legal Considerations for Employers

In 1983, the United States Supreme Court held that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Court applied its decision to benefits

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                                       30
derived from contributions made on or after August 1, 1983. Lower federal courts have since held that the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, some states prohibit using sex-distinct mortality tables.

The Policy uses sex-distinct actuarial tables, unless state law requires the use of sex-neutral actuarial tables. As a result, the Policy generally provides different benefits to men and women of the same age. Employers and employee organizations which may consider buying Policies in connection with any employment-related insurance or benefits program should consult their legal advisers to determine whether the Policy is appropriate for this purpose.

Other Tax Consequences

The policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if a policyowner is contemplating the use of a policy in any arrangement the value of which depends in part on its tax consequences, the policyowner should consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

GIAC's Taxes

Under the current life insurance company tax provisions of the Internal Revenue Code, an insurer's variable life insurance business is treated in a manner consistent with a fixed-benefit life insurance business. Accordingly, GIAC pays no income tax on investment income and capital gains reflected in its variable life insurance policy reserves, and no charge is currently being made to any investment division of the Separate Account for taxes. GIAC reserves the right to assess a charge against the Separate Account in the future for taxes or other tax-related economic burdens which it incurs that are attributable to the Separate Account or allocable to the policy. The operations of the Separate Account are reported on GIAC's federal income tax return, which is then consolidated with that of GIAC's parent, Guardian Life.

GIAC may have to pay state, local and other taxes in addition to premium taxes. At present, these taxes are not substantial. If they increase, charges may be made for such taxes that are attributable to the Separate Account or allocable to the policy.

Income Tax Withholding

GIAC is generally required to withhold for income taxes applicable to taxable distributions. A policyowner can elect in writing to not have income taxes withheld. If income tax is not withheld for a taxable distribution, or if an insufficient amount is withheld, tax payments may be required from the policyowner later. Under the applicable tax rules, penalties may be assessed against the policyowner if withholding or estimated tax payments are insufficient. GIAC may also be required to withhold GST taxes if it does not receive satisfactory written notification that no such taxes are due.

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                                       31

--------------------------------------------------------------------------------

                        THE VARIABLE INVESTMENT OPTIONS

THE SEPARATE ACCOUNT

The Separate Account was established by resolution of GIAC's Board of Directors on November 18, 1993 under the insurance law of the state of Delaware, and meets the definition of "separate account" under the federal securities laws. The Separate Account is registered with the SEC as a unit investment trust, which is a type of investment company under the Investment Company Act of 1940 (the "1940 Act"). A unit investment trust invests its assets in specified securities, such as the shares of one or more registered mutual funds, rather than a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the investment management or programs of the Separate Account or GIAC. Under Delaware law, however, both GIAC and the Separate Account are subject to regulation by the Delaware Insurance Commissioner. GIAC is also subject to the insurance laws and regulations of all states and jurisdictions where it is authorized to conduct business.

GIAC owns the assets held in the Separate Account. The assets equal to the reserves and other liabilities of the Separate Account are used only to support the variable life insurance policies issued through the Separate Account. Delaware insurance law provides that such assets may not be used to satisfy liabilities arising from any other business that GIAC may conduct. This means that the assets supporting Policy Account Values maintained in the Variable Investment Options are not available to meet the claims of GIAC's general creditors. GIAC may also retain in the Separate Account assets that exceed the reserves and other liabilities of the Separate Account. Such assets can include GIAC's direct contributions to the Account, accumulated charges for mortality and expense risks, or the investment results attributable to GIAC's retained assets. Because such retained assets do not support Policy Account Values, GIAC may transfer them from the Separate Account to its general account.

The Separate Account has several investment divisions, each of which invests in shares of a corresponding mutual fund. The funds are briefly described below. More complete information about the mutual funds, including all fees and expenses, appear in the prospectuses which accompany this prospectus.

THE FUNDS

Each of the funds is an open-end diversified management investment company, and is registered with the SEC under the 1940 Act. Such registration does not involve any supervision by the SEC of the investment management or policies of the funds. The funds do not impose a sales charge or "load" for buying and selling their shares, so GIAC buys and sells shares at net asset value in response to policyowner-requested and other policy transactions.

Presently, policy and contract values attributable to both variable life insurance policies and variable annuities may be invested in the funds through GIAC's separate accounts. While each fund's Board of Directors intends to monitor events in order to identify and, if deemed necessary, act upon any material irreconcilable conflicts that may possibly arise, GIAC may also take action to protect policyowners. See "Rights Reserved by GIAC" and the accompanying prospectuses for the mutual funds.

Investment Objectives and Policies of the Funds

Each fund has a different investment objective that it tries to achieve by following specified investment policies. The objective and policies of each fund will affect its potential returns and its risks. There is no guarantee that a fund will achieve its investment objective. The following chart states each fund's objective and lists typical portfolio investments.

FUND                INVESTMENT OBJECTIVE             TYPICAL INVESTMENTS
--------------------------------------------------------------------------------

Guardian            Long-term growth of              U.S. common stocks
 Stock Fund         capital                          and convertible securities

Guardian Small      Long-term growth of              U.S. common stocks
 Cap Stock          capital                          and convertible securities
 Fund

Guardian Bond       Maximum income with-             investment grade
 Fund               out undue risk of                debt obligations and
                    principal                        U.S. government securities

Guardian Cash       High level of current            money market
 Fund               income; preservation             instruments
                    of capital

Baillie Gifford     Long-term capital                common stocks and
 International      appreciation                     convertible securities
 Fund                                                issued by foreign
                                                     companies

Value Line          Long-term growth of              U.S. common stocks
 Centurion          capital                          ranked 1 or 2 by the
 Fund                                                Value Line Ranking
                                                     System*

Value Line          High total investment            U.S. common stocks,
 Strategic Asset    return consistent                ranked 1 or 2 by the
 Management         with reasonable risk             Value Line Ranking
 Trust                                               System,* bonds and
                                                     money market
                                                     instruments

MFS Growth          Reasonable current               common stocks and
 With Income        income and long-term             convertible securities
 Series             growth of capital                issued by U.S. and foreign
                    and income                       companies


* The Value Line Ranking System has been used substantially in its present form since 1965. The System ranks stocks on a scale of 1 (highest) to 5 (lowest) for year-ahead relative performance (timeliness).

Investment Performance of the Funds

The average annual total returns shown below are based on the actual investment performance of the mutual funds for years ended December 31, 1996. They reflect the deduction of investment advisory fees and operating expenses, and assume the reinvestment of all dividends and capital gains distributed by the funds. These returns are not illustrative of how actual investment performance will affect the benefits provided by a Park Avenue Life policy because they do not reflect the effects of the deductions and charges that GIAC makes under the policy's terms. Moreover, these returns are not an estimate or prediction of future performance. They may be useful,

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                                       32
though, in assessing the past performance of the investment advisers of the funds. Total returns for The Guardian Small Cap Stock Fund (which commenced operation in 1997) and The Guardian Cash Fund are not presented.

FUND NAME                           YEARS ENDING DECEMBER 31, 1996
 AND                                                                     Since
 INCEPTION DATE          1 Year       5 Years       10 Years         Inception
--------------------------------------------------------------------------------

Guardian Stock           26.90%        19.43%         16.00%           16.72%
 (4/13/83)

Guardian Bond             2.88%         6.68%          8.03%            9.40%
 (5/1/83)

Baillie Gifford          15.41%         NA             NA              12.34%
 International
(2/8/91)

Value Line               15.87%        12.76%          NA              14.23%
 Strategic Asset
Management
(10/1/87)

Value Line               17.34%        13.21%         15.17%           13.59%
 Centurion
(11/15/83)

MFS Growth               24.46%         N/A            N/A             25.88%
 With Income*
(10/9/95)


* Total returns for the Growth With Income Series reflect the agreement by the series' Adviser to bear expenses for the series, subject to reimbursement by the series, such that the series' operational expenses shall not exceed 0.25% of the average daily net assets of the series for each fiscal year since inception. Total returns would be lower in the absence of this agreement.

For more information about past performance, see Appendix B.

THESE TOTAL RETURNS ARE FOR THE FUNDS ONLY AND DO NOT REFLECT THE EFFECTS OF DEDUCTIONS FROM POLICY PREMIUMS AND UNSCHEDULED PAYMENTS, MONTHLY DEDUCTIONS, TRANSACTION DEDUCTIONS OR DEDUCTIONS FROM THE SEPARATE ACCOUNT. FOR INFORMATION ABOUT THE POSSIBLE EFFECTS OF THESE DEDUCTIONS, SEE APPENDIX B. INCLUDING THE EFFECTS OF THESE DEDUCTIONS REDUCES RETURNS. SEE ALSO "DEFINITIONS" AND "DEDUCTIONS AND CHARGES" FOR ADDITIONAL INFORMATION.

THE FUNDS' INVESTMENT ADVISERS

Guardian Investor Services Corporation

The Guardian Stock Fund, The Guardian Small Cap Stock Fund, The Guardian Bond Fund and The Guardian Cash Fund (the "Guardian funds") are advised by Guardian Investor Services Corporation ("GISC"), 201 Park Avenue South, New York, New York 10003. GISC is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). GISC is wholly owned by GIAC. Each of the Guardian funds, except the Small Cap Stock Fund, pays GISC an investment advisory fee at an annual rate of 0.50% of the fund's average daily net assets for the services and facilities GISC provides to the fund. The Small Cap Stock Fund pays GISC 0.75% of the Fund's average daily net assets. GISC also serves as the investment adviser to six of the eight series comprising The Park Avenue Portfolio, a family of mutual funds, serves as manager of Gabelli Capital Asset Fund and The Guardian Small Cap Stock Fund series of GIAC Funds, Inc. and is co-adviser of another GIAC separate account.

Guardian Baillie Gifford Limited

The Baillie Gifford International Fund series of GIAC Funds, Inc. is advised by Guardian Baillie Gifford Limited ("GBG"), 1 Rutland Court, Edinburgh, EH3 8EY, Scotland. GBG is registered as an investment adviser under the Advisers Act and is a member of Great Britain's Investment Management Regulatory Organization Limited ("IMRO"). GBG was incorporated in Scotland by GIAC and Baillie Gifford Overseas Limited ("BG Overseas") in November 1990. GBG is also the investment adviser of two of the eight series comprising The Park Avenue Portfolio and Baillie Gifford Emerging Markets Fund. Baillie Gifford International Fund pays GBG an investment advisory fee at an annual rate of 0.80% of the fund's average daily net assets for the services and facilities GBG provides to the fund.

Baillie Gifford Overseas Limited

GBG has appointed BG Overseas to serve as sub-investment adviser to Baillie Gifford International Fund. Like GBG, BG Overseas is located at 1 Rutland Court, Edinburgh, EH3 8EY, Scotland. BG Overseas is also registered under the Advisers Act and is a member of IMRO. BG Overseas is wholly owned by Baillie Gifford & Co., which is currently one of the largest investment management partnerships in the United Kingdom. BG Overseas advises several institutional clients situated outside of the United Kingdom, and is also the sub-investment adviser to the two series of The Park Avenue Portfolio that are advised by GBG and Baillie Gifford Emerging Markets Fund. One half of the investment advisory fee paid by Baillie Gifford International Fund to GBG is payable by GBG to BG Overseas for its services as the fund's sub-investment adviser. No separate or additional fee is paid by the fund to BG Overseas.

Value Line, Inc.

Value Line Strategic Asset Management Trust and Value Line Centurion Fund are advised by Value Line, Inc. ("Value Line"), 220 East 42nd Street, New York, New York 10017. Value Line is registered as an investment adviser under the Advisers Act. Each of the Value Line funds pays Value Line an investment advisory fee at an annual rate of 0.50% of the fund's average daily net assets for the services and facilities Value Line provides to the fund. Value Line also serves as the investment adviser to its own family of mutual funds and publishes The Value Line Investment Survey and The Value Line Mutual Fund Survey.

Massachusetts Financial Services Company

MFS Growth With Income Series is advised by Massachusetts Financial Services Company ("MFS"), 500 Boylston Street, Boston, MA. MFS is registered as an investment adviser under the Advisers Act and is a subsidiary of Sun Life of Canada (U.S.) which is itself an indirect wholly owned subsidiary of Sun Life Assurance company of Canada. MFS provides advisory services to other open- and closed-end registered investment companies, as well as private and institutional investors. As compensation for its services to the Series, MFS receives a fee, payable monthly, at an annual rate of .75% of the Series' average daily net assets.

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                                       33
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                               FIXED-RATE OPTION

GENERAL INFORMATION


The policyowner may allocate some or all of the Net Premiums paid under a policy or transfer some or all of the Policy Account Value that is attributable to the Variable Investment Options to Park Avenue Life's Fixed-Rate Option. As described elsewhere in this prospectus, certain restrictions apply to transfers out of the Fixed-Rate Option, and GIAC will use amounts in the Fixed-Rate Option as the last source of funds for certain policy transactions. The Fixed-Rate Option is backed by GIAC's general account.


Because of exemptive and exclusionary provisions, interests in the Fixed-Rate Option are not registered under the Securities Act of 1933, and neither the Fixed-Rate Option nor GIAC's general account are registered as investment companies under the 1940 Act. GIAC has been advised that the staff of the SEC does not review prospectus disclosures relating to unregistered allocation and transfer options, but such disclosures may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

The Fixed-Rate Option is only available under the policy in states where it has been approved by the state insurance department.

AMOUNTS IN THE FIXED-RATE OPTION

The sources of the Policy Account Value attributable to the Fixed-Rate Option are:

      o Net Premiums and loan repayments that have been allocated and remain credited to the option, plus

      o amounts transferred to the option from the Variable Investment Options which remain credited to the Fixed-Rate Option, plus

      o     interest paid on amounts held in the option.

GIAC guarantees that amounts invested in the Fixed-Rate Option will accrue interest daily at an effective annual rate of at least 4%. GIAC is not obligated to credit interest at a rate higher than 4%, although it may do so at its sole discretion. GIAC declares the current interest rate for the Fixed-Rate Option periodically.

The Policy Account Value attributable to the Fixed-Rate Option on the Policy Date or any Policy Anniversary will earn interest at the annual rate in effect on that day for the next 12 months, when it will be accumulated together with the following amounts to earn the interest rate then in effect for the next 12 months:

      o amounts allocated or transferred to the Fixed-Rate Option during such 12 months; and

      o interest credited on all amounts attributable to the Fixed-Rate Option during such 12 months

Amounts allocated or transferred to the Fixed-Rate Option on a date other than the Policy Date or a Policy Anniversary will earn interest at the rate in effect on the date of the applicable transaction until the next Policy Anniversary. Accordingly, the effective interest rate credited at any time to a policy with amounts in the Fixed-Rate Option will be a weighted average of all the Fixed-Rate Option interest rates which then apply to the Policy Account Value in the Fixed-Rate Option.

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                                       34
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                                 VOTING RIGHTS

As explained under "The Variable Investment Options," GIAC invests the assets of the Separate Account's investment divisions in shares of certain corresponding mutual funds. GIAC is the record owner of such shares and will attend and has the right to vote at any meeting of a fund's shareholders.

To the extent required by applicable law, GIAC will vote the fund shares that it owns through the Separate Account according to instructions received from Park Avenue Life policyowners. GIAC will vote shares for which no instructions are received in the same proportion as it votes shares for which it has received instructions. GIAC will vote any mutual fund shares that it is entitled to vote directly due to amounts it has contributed or accumulated in the applicable investment division in the same proportion as all of its policyowners and contractowners vote, including those who participate in other GIAC separate accounts. If the applicable law or interpretations thereof change so as to permit GIAC to vote a fund's shares in GIAC's own right or to restrict policyowner voting, GIAC reserves the right to do so.

GIAC will seek voting instructions from Park Avenue Life policyowners for the number of shares attributable to their policies. Policyowners are entitled to provide instructions if, on the applicable record date, they have allocated Policy Account Values to the investment division that corresponds to the mutual fund for which a shareholder meeting is called. The record date shall be at least 10 and no more than 90 days before the meeting. GIAC determines the number of shares attributable to a policy by dividing the Policy Account Value in the applicable investment division by the net asset value per fund share as of the record date. Fractional shares are counted.

If permitted by state insurance regulatory authorities, GIAC may disregard voting instructions relating to changes in a mutual fund's investment adviser, investment advisory contract, investment objective or investment policies. GIAC will only take such action if it reasonably disapproves the proposed changes, and, in the case of a change in investment adviser or an investment policy, if it makes a good faith determination that the proposed change is contrary to state law or otherwise inappropriate in view of the fund's investment objective and purpose. GIAC will explain its actions in the next semi-annual report to policyowners.

Certain actions which GIAC may take relating to the operations of the Separate Account may require policyowner approval. See "Rights Reserved by GIAC." If a vote is required, each policyowner will be entitled to one vote for every $100 of value held in the Separate Account's investment divisions. GIAC will cast votes attributable to its direct investments in the investment divisions in the same proportion as votes cast by policyowners.

There are no voting rights with respect to the Fixed-Rate Option.

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                                       35
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         DISTRIBUTION OF THE POLICY AND OTHER CONTRACTUAL ARRANGEMENTS

In its capacity as a broker-dealer registered under the Securities and Exchange Act of 1934 (the "1934 Act") and as a member of the National Association of Securities Dealers, Inc., GISC has entered into a distribution agreement with GIAC to serve as the principal underwriter of the policies and the other variable annuity contracts and variable life insurance policies issued by GIAC through its separate accounts. The amounts paid or accrued to GISC by GIAC under the distribution agreement totalled $1,709,799, $1,409,708 and $1,851,468 during the years ended December 31, 1994, 1995, and 1996, respectively.

GISC is a New York corporation.

GIAC agents who are licensed by state insurance authorities to sell variable life insurance policies must also be registered representatives of GISC or of broker-dealer firms which have entered into sales agreements with GISC and GIAC to sell Park Avenue Life. GIAC's agents receive sales commissions that are paid from GIAC's resources, including amounts collected as Premium Charges and surrender charges. If a policy is returned pursuant to the Right to Cancel provision of the policy, some or all of the sales commission paid may be recovered by GIAC from the agent.

The maximum commission that GIAC will pay to an agent for selling a policy is 50% of the Policy Premium paid for the first policy year; 5% of the Policy Premiums paid for policy years two through ten; and 2% of the Policy Premiums paid for policy years thereafter. GIAC also pays a commission not to exceed 3.5% of each Unscheduled Payment made during policy years one through ten. Commissions for Unscheduled Payments are reduced to a maximum of 2% in policy years thereafter. GIAC may also pay commission overrides, expense allowances, bonuses, wholesaler fees and training allowances in connection with the marketing and sale of Park Avenue Life policies. In addition, agents who meet specified production levels may qualify for non-cash compensation such as merchandise and expense-paid trips or educational seminars.

GIAC has entered into an administrative services agreement with its parent, Guardian Life. Under this agreement, GIAC is billed quarterly by Guardian Life for the time spent by Guardian Life's employees on GIAC's business, and for GIAC's use of Guardian Life's centralized services and sales force.

GIAC has also entered into an agreement with Value Line, Inc. pursuant to which Value Line compensates GIAC for marketing the Value Line Centurion Fund and the Value Line Strategic Asset Management Trust to GIAC's policyowners. For the year ended December 31, 1996, GIAC received $153,151 from Value Line on behalf of the Centurion Fund and $259,361 from Value Line on behalf of the Strategic Asset Management Trust.

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                                       36

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                  LIMITS TO GIAC'S RIGHT TO CHALLENGE A POLICY

Incontestability

Generally, GIAC may not challenge the validity of a policy that has been in force during the insured's lifetime for two years from the Issue Date or date of reinstatement if the Policy Premiums have been paid. If the death benefit is changed from Option 1 to Option 2, GIAC may challenge any increase in the death benefit that has been effective during the insured's lifetime for less than two years from the effective date of the change. If GIAC successfully contests a change from Death Benefit Option 1 to 2, the death benefit will be what would have been payable had such change not taken effect.

Misstatement of Age or Sex

If the insured's age or sex was misstated in the application for a Park Avenue Life policy, the death benefit under the policy will be that which would be purchased by the most recent deduction for the cost of insurance under the policy and any rider premium payment, using the correct age or sex.

GIAC may be restricted from varying a policy's benefits based on sex in certain jurisdictions. GIAC offers a version of the policy that does not vary benefits for men and women for use in such jurisdictions.

Suicide Exclusion

If the insured commits suicide, while sane or insane, within two years from the Issue Date, GIAC's liability will be limited to the greater of the policy's Net Cash Surrender Value on the date of death, or an amount equal to:

      o     the Policy Premiums paid, plus

      o     any Unscheduled Payments made, minus

      o     any Policy Debt; and minus

      o any partial withdrawals made and the related charges deducted in connection with such withdrawals.

If the insured commits suicide, while sane or insane, within 2 years from the effective date of any increase in death benefit due to a change from Option 1 to 2, GIAC's liability will be limited to the death benefit that would have been payable had such change not taken effect, plus the cost of insurance for the increase in death benefit.

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                                       37
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                                GIAC'S MANAGEMENT

The directors and officers of GIAC are named below together with information about their principal occupations and affiliations during the past five years. The business address of each director and officer is 201 Park Avenue South, New York, New York 10003. The "Guardian Fund Complex" referred to in the biographical information is comprised of (1) The Guardian Stock Fund, (2) The Guardian Bond Fund, (3) The Guardian Cash Fund, (4) The Park Avenue Portfolio (a series trust that issues its shares in eight series) and (5) GIAC Funds, Inc. (a series fund that issues its shares in three series).

       Name                     Title                      Business History


CHARLES E. ALBERS         Vice President,              Senior Vice President,
                          Equity Securities            The Guardian Life
                                                       Insurance Company of
                                                       America 1/91 - present.
                                                       Executive Vice President
                                                       of Guardian Investor
                                                       Services Corporation and
                                                       Guardian Asset Management
                                                       Corporation. Senior Vice
                                                       President, GIAC Funds,
                                                       Inc. Officer of various
                                                       mutual funds within the
                                                       Guardian Fund Complex;
                                                       Director, Guardian
                                                       Baillie Gifford Limited.


JOSEPH A. CARUSO          Secretary                    Vice President and
                                                       Corporate Secretary, The
                                                       Guardian Life Insurance
                                                       Company of America 3/96 -
                                                       present; Second Vice
                                                       President and Corporate
                                                       Secretary 1/95 - 2/96;
                                                       Corporate Secretary 10/92
                                                       - 12/94; Assistant
                                                       Secretary prior thereto.
                                                       Secretary, Guardian
                                                       Investor Services
                                                       Corporation, Guardian
                                                       Asset Management
                                                       Corporation, Guardian
                                                       Baillie Gifford Limited
                                                       and various mutual funds
                                                       within the Guardian Fund
                                                       Complex.

PHILIP H. DUTTER          Director                     Management Consultant
                                                       (self-employed). Director
                                                       of The Guardian Life
                                                       Insurance Company of
                                                       America 3/88 - present.
                                                       Director of Guardian
                                                       Investor Services
                                                       Corporation.

EARL C. HARRY             Treasurer                    Treasurer, The Guardian
                                                       Life Insurance Company of
                                                       America 11/96 - present.
                                                       Assistant Treasurer prior
                                                       thereto. Treasurer of
                                                       Guardian Investor
                                                       Services Corporation.


ARTHUR V. FERRARA         Director                     Retired. Chairman of the
                                                       Board and Chief Executive
                                                       Officer, The Guardian
                                                       Life Insurance Company of
                                                       America 1/93 - 12/95;
                                                       President and Chief
                                                       Executive Officer prior
                                                       thereto. Director 1/81 -
                                                       present. Director
                                                       (Trustee) of Guardian
                                                       Investor Services
                                                       Corporation, Guardian
                                                       Asset Management
                                                       Corporation, Gabelli
                                                       Capital Asset Fund and
                                                       various mutual funds
                                                       within the Guardian Fund
                                                       Complex.


CHARLES G. FISHER         Vice President               Second Vice President and
                          and Actuary                  Actuary, The Guardian
                                                       Life Insurance Company of
                                                       America 12/86 - present

LEO R. FUTIA              Director                     Retired. Former Chairman
                                                       of the Board and Chief
                                                       Executive Officer, The
                                                       Guardian Life Insurance
                                                       Company of America;
                                                       Director 5/70 - present.
                                                       Director (Trustee) of
                                                       Guardian Investor
                                                       Services Corporation and
                                                       various mutual funds
                                                       within the Guardian Fund
                                                       Complex. Director
                                                       (Trustee) of various
                                                       mutual funds sponsored by
                                                       Value Line, Inc.

THOMAS R. HICKEY,  JR.    Vice President,              Vice President, Equity
                          Operations                   Operations, The Guardian
                                                       Life Insurance Company of
                                                       America 3/92 - present.
                                                       Vice President, Guardian
                                                       Investor Services
                                                       Corporation. Vice
                                                       President of various
                                                       mutual funds within the
                                                       Guardian Fund Complex.

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                                       38

       Name                     Title                      Business History

PETER L. HUTCHINGS        Director                     Executive Vice President
                                                       and Chief Financial
                                                       Officer, The Guardian
                                                       Life Insurance Company of
                                                       America 5/87 - present.
                                                       Director of Guardian
                                                       Investor Services
                                                       Corporation and Guardian
                                                       Asset Management
                                                       Corporation.

RYAN W. JOHNSON           Vice President and           Second Vice President,
                          National Sales Director      Equity Sales, The
                                                       Guardian Life Insurance
                                                       Company of America 3/95 -
                                                       present; Regional Sales
                                                       Director for Equity
                                                       Products, Western
                                                       Division, prior thereto.

FRANK J. JONES            Executive Vice               Executive Vice President
                          President,                   and Chief Investment
                          Chief Investment Officer     Officer, The Guardian
                          and Director                 Life Insurance Company of
                                                       America 1/94 - present;
                                                       Senior Vice President and
                                                       Chief Investment Officer
                                                       prior thereto. Director,
                                                       Guardian Investor
                                                       Services Corporation,
                                                       Guardian Baillie Gifford
                                                       Limited, Director and
                                                       President, Guardian Asset
                                                       Management Corporation.
                                                       Executive Vice President,
                                                       GIAC Funds, Inc. Officer
                                                       of various mutual funds
                                                       within the Guardian Fund
                                                       Complex.


EDWARD K. KANE            Senior Vice President,       Executive Vice President,
                          General Counsel and          The Guardian Life
                          Director                     Insurance Company of
                                                       America 1/97 - present;
                                                       Senior Vice President and
                                                       General Counsel prior
                                                       thereto; Director 11/88 -
                                                       present. Director,
                                                       Guardian Asset Management
                                                       Corporation.


GARY B. LENDERINK         Vice President, Group        Vice President, Group
                          Pensions                     Pensions, The Guardian
                                                       Life Insurance Company of
                                                       America 1/95 - present;
                                                       Second Vice Present prior
                                                       thereto.

FRANK L. PEPE             Vice President               Vice President and
                          and Controller               Controller, Equity
                                                       Products, The Guardian
                                                       Life Insurance Company of
                                                       America 1/96 - present;
                                                       Second Vice President and
                                                       Controller, Equity
                                                       Products prior thereto.
                                                       Vice President and
                                                       Controller of Guardian
                                                       Investor Services
                                                       Corporation. Controller,
                                                       Guardian Asset Management
                                                       Corporation. Officer of
                                                       various mutual funds
                                                       within the Guardian Fund
                                                       Complex.

RICHARD T. POTTER,  JR.   Vice President and           Vice President and Equity
                          Counsel                      Counsel, The Guardian
                                                       Life Insurance Company of
                                                       America 1/96 - present;
                                                       Second Vice President and
                                                       Equity Counsel 1/93 -
                                                       12/95; Counsel prior
                                                       thereto. Vice President
                                                       and Counsel of Guardian
                                                       Investor Services
                                                       Corporation. Counsel of
                                                       Guardian Asset Management
                                                       Corporation and various
                                                       mutual funds within the
                                                       Guardian Fund Complex.


JOSEPH D. SARGENT         President, Chief             President, Chief
                          Executive Officer and        Executive Officer and
                          Director                     Director, The Guardian
                                                       Life Insurance Company of
                                                       America 1/96 - present;
                                                       President 1/93 - 12/95;
                                                       Executive Vice President
                                                       prior thereto; Director
                                                       1/93-present. Chairman of
                                                       the Board of Guardian
                                                       Investor Services
                                                       Corporation and Guardian
                                                       Asset Management
                                                       Corporation and various
                                                       mutual funds within the
                                                       Guardian Fund Complex.
                                                       Director of Guardian
                                                       Baillie Gifford Limited.


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                                       39

       Name                     Title                      Business History

JOHN M. SMITH             Executive                    Executive Vice President,
                          Vice President               The Guardian Life
                          and Director                 Insurance Company of
                                                       America 1/95 - present;
                                                       Senior Vice President,
                                                       Equity Products prior
                                                       thereto. President and
                                                       Director, Guardian
                                                       Investor Services
                                                       Corporation and Guardian
                                                       Asset Management
                                                       Corporation. President,
                                                       GIAC Funds, Inc.
                                                       Director, Guardian
                                                       Baillie Gifford Limited.

DONALD P. SULLIVAN,  JR.  Vice President               Second Vice President,
                                                       The Guardian Life
                                                       Insurance Company of
                                                       America 1/95-present;
                                                       Assistant Vice President
                                                       prior thereto. Vice
                                                       President of Guardian
                                                       Investor Services
                                                       Corporation.

WILLIAM C. WARREN         Director                     Retired. Dean Emeritus,
                                                       Columbia Law School.
                                                       Former Chairman of the
                                                       Board, Sandoz, Inc.;
                                                       Director of The Guardian
                                                       Life Insurance Company of
                                                       America since 1/57 and
                                                       Director of Guardian
                                                       Investor Services
                                                       Corporation.

No officer or director of GIAC receives any compensation from the Account. No separately allocable compensation has been paid by GIAC, or any of its affiliates, to any person listed above for services rendered to the Separate Account.

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                                       40

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                                OTHER INFORMATION

Rights Reserved by GIAC

GIAC reserves the right to make certain changes or take actions that it deems to serve the best interests of its Park Avenue Life policyowners and their beneficiaries, or which it deems appropriate to carry out the purposes of the policy. GIAC will only exercise its reserved rights to the extent and in the manner permitted by applicable laws. Also, when required by law, GIAC will obtain approval of its changes or actions from appropriate regulatory authorities and/or policyowners. Examples of the changes or actions that GIAC may implement include:

      o Operating the Separate Account in any form permitted under the 1940 Act, or in any other form permitted by law.

      o Taking any action necessary to comply with or obtain and continue any exemptions from the 1940 Act.

      o     Deregistering the Separate Account under the 1940 Act.

      o Transferring assets in a Separate Account investment division to another investment division, or to one or more separate accounts, or to GIAC's general account.

      o Adding, combining or removing investment divisions in the Separate Account.

      o Substituting, for the mutual fund shares held in any investment division, the shares of another class issued by such mutual fund or the shares of another investment company or any other investment permitted by law.

      o Adding to, eliminating or suspending the policyowner's ability to allocate Net Premiums or transfer amounts to any Variable Investment Option or the Fixed-Rate Option.

      o Changing the way GIAC deducts or collects charges under a policy, but without increasing the charges unless and to the extent permitted by other provisions of the policy.

      o Modifying the policy as necessary to ensure that it continues to qualify as life insurance under the Internal Revenue Code or to preserve favorable tax treatment of the benefits provided by the policy.

      o Making any other technical changes in the policy required to conform it with any action permitted to be taken by GIAC.

GIAC will notify policyowners who have allocated Policy Account Values to a Variable Investment Option if any action taken by GIAC results in a material change in that Investment Option's investments. An affected policyowner who objects to the change may request a transfer from such Variable Investment Option to any of the other options offered under the policy, including the Fixed-Rate Option, within 60 days of the postmark on the notice. GIAC will effect the transfer as described under "Transfers," without charge.

Right to Cancel


A policyowner may cancel a policy by returning it and a written cancellation notice to GIAC's Executive Office or the agent from whom it was purchased within: 10 days after receiving it; or 45 days from the date Part 1 of the completed application for the policy was signed, whichever is later. Any mailed notice given by the policyowner or GIAC shall be effective when it is postmarked. GIAC will promptly refund all Policy Premiums and Unscheduled Payments submitted before cancellation, but may delay refunding amounts paid by check until the check has cleared. Longer periods in which the policy may be cancelled may apply in certain states for some or all Park Avenue Life policies issued there. Policies issued in such states will state the applicable period. A policy that is returned for cancellation under this provision will be void from the beginning.


Policyowner and Beneficiary

The policyowner is named in the application for a Park Avenue Life policy, but can be changed from time to time. While the insured is living and subject to any assignment shown on GIAC's records, only the policyowner named on GIAC's records has the right to receive benefits or exercise the rights granted by the policy, including the right to change the policyowner. See "Assignment." When the policyowner dies, his or her estate becomes the policyowner, unless a successor owner is named. Since the policyowner's rights terminate when the insured dies, no successor owner is permitted when the insured and the policyowner are the same person.

Joint policyowners are permitted. With the exception of transfer requests, all requests for policy transactions and policy changes must be signed by all of the joint owners named on GIAC's records. When a joint policyowner dies, the surviving joint owner(s) succeed equally to the deceased owner's interest, unless otherwise provided. The estate of the last surviving joint owner becomes the policyowner on such owner's death, unless otherwise provided. The beneficiary is named in the application for a Park Avenue Life policy, but can be changed from time to time before the insured's death. Contingent and concurrent beneficiaries are permitted. A beneficiary has no rights under a policy until the insured dies. An individual must survive the insured to qualify as a beneficiary, as specified in the policy. If no beneficiary survives the insured, the policyowner (or his or her estate) is the beneficiary.

Any request to change the policyowner or beneficiary must be made in written form satisfactory to GIAC, and must be signed and dated by the policyowner(s) then named on GIAC's records. The change will be effective as of the date the change request was signed. However, the change will not apply to any payments made or actions taken by GIAC under the policy on or before the date the change request is received at GIAC's Executive Office.

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                                       41

Assignment

A Park Avenue Life policy may be assigned. However, GIAC will not be bound by an assignment unless and until the original or a copy of the assignment (which has been signed and dated by the assignor and the assignee and, as applicable, the beneficiary(ies)) is received at its Executive Office. Assignments are subject to all payments made or actions taken by GIAC on or before the date it receives the assignment. GIAC is not responsible for determining the validity of any assignment.

Unless otherwise provided, the assignee may exercise all rights granted by the policy except:

      o     the right to change the owner or beneficiary;

      o     the right to elect a payment option; or

      o the right to allocate or transfer amounts among the Variable Investment Options and the Fixed-Rate Option.

Communications From GIAC

Shortly after each Policy Anniversary, GIAC will send the policyowner a statement that shows the following information as of the most recent Policy
Anniversary: (1) the amount of death benefit provided by the then effective death benefit option; (2) the allocation instructions for Net Premium payments;
(3) the Policy Account Value, Cash Surrender Value, Net Cash Surrender Value and Benchmark Value; (4) the amount of the Policy Account Value attributable to each of the options offered under the policy; (5) the amount of Policy Premiums and Unscheduled Payments received, and charges deducted, since the last annual statement; (6) transfers and partial withdrawals effected since the last annual statement; (7) loans made and loan repayments received since the last annual statement; (8) the outstanding Policy Debt; and (9) the interest rate in effect for the Fixed-Rate Option. Also, twice each year, policyowners will receive reports containing financial statements for the Separate Account and the mutual funds. Of these, the annual report will contain audited financial statements.

GIAC will send notices to confirm the receipt of Policy Premiums and Unscheduled Payments, transfers and certain other policy transactions, or to request a premium or loan repayment to prevent policy lapse.

Communications With GIAC

GIAC cannot act upon requests for policy transactions or changes, or credit Policy Premiums and Unscheduled Payments, unless such items are received at the Executive Office in a form that is acceptable to GIAC. All written communications to GIAC must include the policy number, full name(s) of the policyowner(s) and insured, and the policyowner's current address.

Also, policyowners can call 1-800-935-4128 during normal business hours, New York City time, for information about policy values.

Special Provisions For Group or Sponsored Arrangements

Where permitted by state insurance laws, GIAC may permit policies to be purchased under group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases policies covering a group of individuals on a group basis. Where required by law, all participants of group arrangements will be individually underwritten. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of policies on an individual basis.

The charges and deductions described elsewhere in this prospectus may be reduced for policies issued in connection with group or sponsored arrangements. Such arrangements may include the sale of policies without surrender charges and/or with reduced or eliminated fees and charges to employees, officers, directors and agents of Guardian Life and its subsidiaries and immediate family members of the foregoing. GIAC will reduce the above charges and deductions in accordance with its rules in effect as of the date an application for a policy is approved. To qualify for such a reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size of the group, expected number of participants and anticipated premium payments from the group. Generally, the sales contacts and efforts, administrative costs and mortality cost per policy vary based on such factors as the size of the group or sponsored arrangements, the purposes for which policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying groups and sponsored arrangements.

GIAC may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policyowners and all other policyowners funded by the Separate Account.

In addition, GIAC may permit groups and persons purchasing under a sponsored arrangement to apply for simplified issue and multi-life underwriting.

Advertising Practices

Advertisements or sales materials for Park Avenue Life may refer to or reprint all or portions of articles, or reports about variable life insurance generally and Park Avenue Life specifically. In addition, information that appears in financial, business or general interest publications may be referred to or reprinted in Park Avenue Life's promotional materials. None of the contents of these materials will be

--------------------------------------------------------------------------------
indicative of the future performance or results that may be obtained by purchasers of the policy.

Advertisements and sales materials for Park Avenue Life may compare the performance or independent ranking of one or more of the Variable Investment Options or their corresponding mutual funds to: (1) other insurance company separate accounts and the mutual funds offered through them; (2) other mutual funds having similar investment objectives and policies; (3) relevant indices of investment securities or of peer groups of funds; or (4) other investment vehicles, including accounts or certificates that, unlike the policy, are guaranteed by governmental entities. Such comparable information may be provided by Lipper Analytical Services, Inc., Morningstar, Inc. and others.

Advertisements and sales materials about variable life insurance, Park Avenue Life, the Separate Account or the funds may feature an individual fund or describe asset levels and sales volumes achieved by GIAC, GISC or others within the financial services industry. References to personnel of the investment advisers who have portfolio management responsibilities for the mutual funds offered through the Separate Account and their investment styles may be included.

The advertising and sales literature for the policy and the Separate Account may refer to historical, current and prospective economic trends within the United States and overseas. In addition, topics of general investor interest, including college or retirement planning, reasons for investing and historical examples of the performance of various types of securities or markets may be included.

Legal Proceedings

GIAC is not involved in any legal proceedings which would materially affect its financial position or the Separate Account.

Legal Matters

The legal validity of the policy described in this prospectus has been passed upon by Richard T. Potter, Jr., Vice President and Counsel of GIAC.

Registration Statement

This prospectus omits certain information contained in the registration statement filed with the SEC on behalf of the Separate Account and relating to the variable life insurance policy described in this prospectus. Copies of such additional information may be obtained from the SEC's main office in Washington, DC upon payment of the prescribed fee.

Financial and Actuarial Experts

The financial statements of the Separate Account as of December 31, 1996, and the statutory balance sheets of GIAC as of December 31, 1996 and December 31, 1995 and the related statutory basis statements of operations, of changes in common stock and of cash flows for the three years in the period ended December 31, 1996 that are included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing. Price Waterhouse LLP is located at 1177 Avenue of the Americas, New York, New York 10036.

GIAC's statutory basis financial statements contained in this prospectus should be considered only as bearing upon GIAC's ability to meet its obligations under the Park Avenue Life policies. They should not be considered as bearing upon the investment experience of the Separate Account's investment divisions.

Actuarial matters in this prospectus have been examined by Charles G. Fisher, FSA, Vice President and Actuary of GIAC. His opinion on actuarial matters is filed as an exhibit to the registration statement filed with the SEC.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         THE GUARDIAN SEPARATE ACCOUNT K

                       STATEMENT OF ASSETS AND LIABILITIES

                         September 30, 1997 (Unaudited)


                                                                                                             Value Line     MFS
                                                                        Guardian    Baillie                  Strategic     Growth
                                       Guardian    Guardian   Guardian   Small      Gifford     Value Line     Asset        With
                                         Stock       Bond       Cash      Cap    International  Centurion    Management    Income
                          Combined       Fund        Fund       Fund      Fund        Fund         Fund        Trust       Series
                         -----------  -----------  --------  ----------  -------   ----------   ----------   ----------   -------

FIFO Cost ..............          --  $18,286,861  $198,970  $1,120,535  $22,521   $1,553,754   $2,774,360   $2,138,709   $12,266
                         ========================================================================================================
Assets
  Shares outstanding ...          --      435,393    16,499     112,053    1,587       86,183      107,946       97,150       755
  Net asset value per
    share (NAV) ........          --        50.07     12.25       10.00    14.23        20.66        26.76        21.83     16.24
    Total Assets
     (Shares x
     NAV) .............. $29,947,602  $21,800,134  $202,116  $1,120,535  $22,576   $1,780,549   $2,888,636    2,120,790   $12,266
                         -----------  -----------  --------  ----------  -------   ----------   ----------   ----------   -------

Liabilities
  Due to The
    Guardian
    Insurance
    & Annuity
    Company, Inc. ......     124,577       89,289     1,063       7,303       --        7,139       11,926        7,857        --

Net Assets ............. $29,823,025  $21,710,845  $201,053  $1,113,232  $22,576   $1,773,410   $2,876,710   $2,112,933   $12,266
                         ===========  ===========  ========  ==========  =======   ==========   ==========   ==========   =======

                       See notes to financial statements.


--------------------------------------------------------------------------------

                         THE GUARDIAN SEPARATE ACCOUNT K

                        COMBINED STATEMENT OF OPERATIONS

                Nine Months Ended September 30, 1996 (Unaudited)

                                                                                                             Value Line     MFS
                                                                        Guardian    Baillie                  Strategic     Growth
                                       Guardian    Guardian   Guardian   Small      Gifford     Value Line     Asset        With
                                         Stock       Bond       Cash      Cap    International  Centurion    Management    Income
                          Combined       Fund        Fund       Fund      Fund        Fund         Fund        Trust       Series
                         -----------  -----------  --------  ----------  -------   ----------   ----------   ----------   -------


Investment Income
 Income:
  Reinvested
  dividends ..........   $   24,967   $    11,210  $    885  $ 6,282     $    --   $     360    $   1,632    $   4,598    $      --
 Expenses:
  Mortality and
  expense risk
  charges ............       11,418         7,940       145      788          --         688        1,100          758           --
 Net investment
  income/(expense) ...       13,549         3,270       740    5,494          --        (328)         532        3,840           --
                         ----------   -----------  --------  -------     -------   ---------    ---------    ---------    ---------

Realized and
 Unrealized Gain/
 (Loss) from
 Investments
  Realized gain/(loss)
    from investments:
   Net realized gain/
     (loss) from sale
     on Investments ..       23,936        19,689      (612)      --          --       2,050        1,230        1,579           --
   Reinvested
     realized gain
     distributions ...      131,296        74,501        --       --          --       1,224       42,026       13,546           --
                         ----------   -----------  --------  -------     -------   ---------    ---------    ---------    ---------

   Net realized gain/
     (loss) on
     investments .....      155,232        94,190      (612)      --          --       3,274       43,256       15,124           --
                         ----------   -----------  --------  -------     -------   ---------    ---------    ---------    ---------

Unrealized
 appreciation/
 (depreciation) of
 investments:
   End of period .....      176,234       173,729       800       --          --       8,731       (8,030)       1,004           --
   Beginning of year .       (3,804)       (3,365)     (116)      --          --        (511)         120           68
                         ----------   -----------  --------  -------     -------   ---------    ---------    ---------    ---------
   Change in
     unrealized
     appreciation/
     (depreciation) ..      180,038       177,094       916       --          --       9,242       (8,150)         936           --
                         ----------   -----------  --------  -------     -------   ---------    ---------    ---------    ---------

  Net realized and
    unrealized gain/
    (loss) from
    investment .......      335,270       271,284       304       --          --      12,516       35,106       16,061           --
                         ----------   -----------  --------  -------     -------   ---------    ---------    ---------    ---------

Net Increase/
 (Decrease) in
  Net Assets
 Resulting from
 Operations ..........   $  348,819   $   274,554  $  1,044  $ 5,494     $    --   $  12,188    $  35,638    $  19,901    $      --
                         ==========   ===========  ========  =======     =======   =========    =========    =========    =========

                       See notes to financial statements.

                         THE GUARDIAN SEPARATE ACCOUNT K

                        COMBINED STATEMENT OF OPERATIONS

                Nine Months Ended September 30, 1997 (Unaudited)


                                                                                                             Value Line     MFS
                                                                        Guardian    Baillie                  Strategic     Growth
                                       Guardian    Guardian   Guardian   Small      Gifford     Value Line     Asset        With
                                         Stock       Bond       Cash      Cap    International  Centurion    Management    Income
                          Combined       Fund        Fund       Fund      Fund        Fund         Fund        Trust       Series
                         -----------  -----------  --------  ----------  -------   ----------   ----------   ----------   -------


Investment Income
 Income:
  Reinvested
  dividends ..........   $  167,448   $    70,750  $  5,687  $40,879     $    --   $   4,388    $   7,144    $  38,600    $      --
 Expenses:
  Mortality and
  expense risk
  charges ............      100,317        72,642       771    5,083          --       5,742        9,716        6,363           --
 Net investment
  income/(expense) ...       67,131        (1,892)    4,916   35,796          --      (1,354)      (2,572)      32,237           --
                         ----------   -----------  --------  -------     -------   ---------    ---------    ---------    ---------

Realized and
 Unrealized Gain/
 (Loss) from
 Investments
  Realized gain/(loss)
    from investments:
   Net realized gain/
     (loss) from sale
     on Investments ..       93,137        78,847     1,154       --          --       9,462        2,228        1,446           --
   Reinvested
     realized gain
     distributions ...      797,149       252,092        --       --          --       2,284      365,913      176,860           --
                         ----------   -----------  --------  -------     -------   ---------    ---------    ---------    ---------

   Net realized gain/
     (loss) on
     investments .....      890,286       330,939     1,154       --          --      11,746      368,141      178,306           --
                         ----------   -----------  --------  -------     -------   ---------    ---------    ---------    ---------

Unrealized
 appreciation/
 (depreciation) of
 investments:
   End of period .....    3,839,626     3,513,273     3,146       --          55     226,795      114,276      (17,919)          --
   Beginning of year .       72,274        43,886    (1,258)      --      16,141       5,035        8,470           --
                         ----------   -----------  --------  -------     -------   ---------    ---------    ---------    ---------
   Change in
     unrealized
     appreciation/
     (depreciation) ..    3,767,352     3,469,367     4,404       --          55     210,654      109,241      (26,389)          --
                         ----------   -----------  --------  -------     -------   ---------    ---------    ---------    ---------

  Net realized and
    unrealized gain/
    (loss) from
    investment .......    4,657,638     3,800,326     5,558       --          55     222,400      477,382      151,917           --
                         ----------   -----------  --------  -------     -------   ---------    ---------    ---------    ---------

Net Increase/
 (Decrease) in
  Net Assets
 Resulting from
 Operations ..........   $4,724,769   $ 3,798,434  $ 10,474  $35,796     $    55   $ 221,046    $ 474,810    $ 184,154    $      --
                         ==========   ===========  ========  =======     =======   =========    =========    =========    =========


                       See notes to financial statements.

                         THE GUARDIAN SEPARATE ACCOUNT K

                  COMBINED STATEMENTS OF CHANGES IN NET ASSETS

                  Period Ended September 30, 1996 (Unaudited)

                                                                                                             Value Line      MFS
                                                                         Guardian    Baillie                  Strategic     Growth
                                       Guardian    Guardian   Guardian    Small      Gifford    Value Line      Asset        With
                                         Stock       Bond       Cash       Cap    International  Centurion   Management     Income
                          Combined       Fund        Fund       Fund       Fund       Fund         Fund         Trust       Series
                         -----------  -----------  --------  ----------  --------  -----------  -----------  -----------  --------
1996 Increase/
(Decrease) from
Operations
  Net investment
    income/(expense) ... $    13,548  $     3,269  $    740  $    5,495  $     --  $      (328) $       532  $     3,840        --
  Net realized gain/
    (loss) from sale of
    investments ........      23,936       19,689      (612)         --        --        2,050        1,231        1,579        --
  Reinvested realized
    gain distribution ..     131,296       74,501        --          --        --        1,224       42,026       13,546        --
  Change in unrealized
    appreciation/
    (depreciation) of
    investments ........     180,038      177,094       916          --        --        9,242       (8,150)         937        --
                         -----------  -----------  --------  ----------  --------  -----------  -----------  -----------  --------

  Net increase/
    (decrease) resulting
    from operations ....     348,818      274,553     1,044       5,495        --       12,188       35,639       19,902        --
                         -----------  -----------  --------  ----------  --------  -----------  -----------  -----------  --------

1996 Policy
 Transactions
  Transfer of net
    premium ............   6,354,881    4,033,855    73,592     899,275        --      370,136      559,789      418,234        --
  Transfers on account
    of death ...........          --           --        --          --        --           --           --           --        --
  Transfers on account
    of other
    termination ........      (7,395)      (6,007)     (219)         --        --         (319)        (702)        (147)       --
  Transfers of policy
    loans ..............          --           --        --          --        --           --           --           --        --
  Transfers of cost of
    insurance ..........    (841,212)    (591,887)  (11,051)    (30,798)       --      (56,295)     (89,397)     (61,783)       --
  Transfers between/
    within separate
    accounts ...........          --       17,576         8     (38,257)       --        2,642       10,392        7,639        --

  Transfers -- other ...      (6,273)      (6,708)       28         285        --          (31)          55           94        --
                         -----------  -----------  --------  ----------  --------  -----------  -----------  -----------  --------

  Net increase/
   (decrease) from
   contract
   transactions ........   5,500,001    3,446,829    62,358     830,505        --      316,133      480,137      364,037        --
                         -----------  -----------  --------  ----------  --------  -----------  -----------  -----------  --------

Total Increase/
 (Decrease) in
  Net Assets ...........   5,848,819    3,721,382    63,402     836,000        --      328,321      515,776      383,939        --
  Net Assets at
    December 31,
    1995 ...............     239,097      189,561     5,846       1,871        --       12,005       18,588       11,226        --
                         -----------  -----------  --------  ----------  --------  -----------  -----------  -----------  --------
  Net Assets at
    September 30,
    1996 -- ............ $ 6,087,916  $ 3,910,943  $ 69,248  $  837,871  $     --  $   340,326  $   534,364  $   395,165  $     --
                         ===========  ===========  ========  ==========  ========  ===========  ===========  ===========  ========

                       See notes to financial statements.

                         THE GUARDIAN SEPARATE ACCOUNT K

                  COMBINED STATEMENTS OF CHANGES IN NET ASSETS

                  Period Ended September 30, 1997 (Unaudited)


                                                                                                             Value Line      MFS
                                                                         Guardian    Baillie                  Strategic     Growth
                                       Guardian    Guardian   Guardian    Small      Gifford    Value Line      Asset        With
                                         Stock       Bond       Cash       Cap    International  Centurion   Management     Income
                          Combined       Fund        Fund       Fund       Fund       Fund         Fund         Trust       Series
                         -----------  -----------  --------  ----------  --------  -----------  -----------  -----------  --------
1997 Increase/
(Decrease) from
Operations
  Net investment
    income/(expense) ... $    67,131  $    (1,892) $  4,916  $   35,796  $     --  $    (1,354) $    (2,572) $    32,237        --
  Net realized gain/
    (loss) from sale of
    investments ........      93,137       78,847     1,154          --        --        9,462        2,228        1,446        --
  Reinvested realized
    gain distribution ..     797,149      252,092        --          --        --        2,284      365,913      176,860        --
  Change in unrealized
    appreciation/
    (depreciation) of
    investments ........   3,767,352    3,469,387     4,404          --        55      210,654      109,241      (26,389)       --
                         -----------  -----------  --------  ----------  --------  -----------  -----------  -----------  --------

  Net increase/
    (decrease) resulting
    from operations ....   4,724,769    3,798,434    10,474      35,796        55      221,046      474,812      184,154        --
                         -----------  -----------  --------  ----------  --------  -----------  -----------  -----------  --------

1997 Policy
 Transactions
  Transfer of net
    premium ............  18,932,481   13,669,523   137,787     952,440    18,442    1,092,374    1,649,715    1,399,905    12,295
  Transfers on account
    of death ...........      (4,170)      (2,714)       --          --        --         (946)        (510)          --        --
  Transfers on account
    of other
    termination ........    (318,146)    (232,243)   (2,904)       (293)       --      (21,105)     (42,366)     (19,235)       --
  Transfers of policy
    loans ..............    (123,682)     (84,058)     (980)        (35)       --      (19,836)     (15,023)      (3,750)       --
  Transfers of cost of

    insurance ..........  (3,576,500)  (2,630,810)  (31,102)   (111,838)     (109)    (223,636)    (332,112)    (246,820)      (73)
  Transfers between/
    within separate
    accounts ...........      (3,824)     209,979   (28,394)   (770,820)    3,939      142,728      229,825      208,875        44

  Transfers -- other ...      81,732       47,225       (74)       (623)      249        7,941       18,697        8,317        --
                         -----------  -----------  --------  ----------  --------  -----------  -----------  -----------  --------

  Net increase/
   (decrease) from
   contract
   transactions ........  14,987,891   10,976,902    74,333      68,831    22,521      977,520    1,508,226    1,347,292    12,266
                         -----------  -----------  --------  ----------  --------  -----------  -----------  -----------  --------

Total Increase/
 (Decrease) in
  Net Assets ...........  19,712,660   14,775,336    84,807     104,627    22,576    1,198,566    1,983,036    1,531,446    12,266
  Net Assets at
    December 31,
    1996 ...............  10,110,365    6,935,509   116,246   1,008,605        --      574,844      893,674      581,487        --
                         -----------  -----------  --------  ----------  --------  -----------  -----------  -----------  --------
  Net Assets at
    September 30,
    1997 -- ............ $29,823,025  $21,710,845  $201,053  $1,113,232  $ 22,576  $ 1,773,410  $ 2,876,710  $ 2,112,933  $ 12,266
                         ===========  ===========  ========  ==========  ========  ===========  ===========  ===========  ========

                       See notes to financial statements.

                         THE GUARDIAN SEPARATE ACCOUNT K

                       STATEMENT OF ASSETS AND LIABILITIES

                                December 31, 1996

                                                                                                                  Value Line
                                                                                          Baillie                  Strategic
                                                   Guardian     Guardian     Guardian     Gifford      Value Line    Asset
                                                     Stock        Bond         Cash     International  Centurion   Management
                                    Combined         Fund         Fund         Fund         Fund          Fund        Trust
                                   -----------    ----------    --------    ----------    --------      --------    --------
FIFO Cost .....................             --    $6,908,270    $117,797    $1,010,826    $560,099      $890,849    $574,510
                                   =========================================================================================
Assets
  Shares outstanding ..........             --       180,154       9,851       101,083      33,386        36,081      26,620
Net asset value per share (NAV)             --         38.59       11.83         10.00       17.26         24,83       21.90
    Total Assets (Shares x NAV)    $10,134,625     6,952,156     116,539     1,010,826     576,240       895,884     582,980
                                   -----------    ----------    --------    ----------    --------      --------    --------

Liabilities
  Due to The Guardian Insurance
   & Annuity Company, Inc. ....         24,260        16,647         293         2,221       1,396         2,210       1,493
Net Assets-- Note 4 ...........    $10,110,365    $6,935,509    $116,246    $1,008,605    $574,844      $893,674    $581,487
                                   ===========    ==========    ========    ==========    ========      ========    ========

                       See notes to financial statements.

--------------------------------------------------------------------------------

                         THE GUARDIAN SEPARATE ACCOUNT K

                        COMBINED STATEMENT OF OPERATIONS

                          Year Ended December 31, 1996

                                                                                                                        Value Line
                                                                                                Baillie                  Strategic
                                                            Guardian    Guardian    Guardian    Gifford     Value Line     Asset
                                                              Stock       Bond        Cash    International Centurion    Management
                                               Combined       Fund        Fund        Fund        Fund         Fund        Trust
                                               ---------    ---------    -------     -------    --------     --------     -------
Investment Income
  Income:
    Reinvested dividends ..................    $  97,550    $  61,416    $ 5,177     $17,671    $  7,056     $  1,632     $ 4,598
  Expenses -- Note 3:
    Mortality and expense
      risk charges ........................       24,205       16,602        292       2,220       1,392        2,207       1,492
                                               ---------    ---------    -------     -------    --------     --------     -------

  Net investment income/(expense) .........       73,345       44,814      4,885      15,451       5,664         (575)      3,106
                                               ---------    ---------    -------     -------    --------     --------     -------

Realized and Unrealized Gain/(Loss)
  from Investments
  Realized gain/(loss) from investments:
    Net realized gain/(loss) from sale
      of investments ......................       29,600       24,573       (468)         --       2,887          785       1,823
    Reinvested realized gain distribution .      647,845      587,072         --          --       5,202       42,026      13,545
                                               ---------    ---------    -------     -------    --------     --------     -------
    Net realized gain/(loss) on investments      677,445      611,645       (468)         --       8,089       42,811      15,368
                                               ---------    ---------    -------     -------    --------     --------     -------
Unrealized appreciation/ (depreciation)
  of investments:
     End of year ..........................       72,274       43,886     (1,258)         --      16,141        5,035       8,470
     Beginning of year ....................       (3,804)      (3,365)      (116)         --        (511)         120          68
                                               ---------    ---------    -------     -------    --------     --------     -------

     Change in unrealized
       appreciation/(depreciation) ........       76,078       47,251     (1,142)         --      16,652        4,915       8,402
                                               ---------    ---------    -------     -------    --------     --------     -------

   Net realized and unrealized gain/(loss)
     from investments .....................      753,523      658,896     (1,610)         --      24,741       47,726      23,770
                                               ---------    ---------    -------     -------    --------     --------     -------

Net Increase/(Decrease) in Net Assets
  Resulting from Operations ...............    $ 826,868    $ 703,710    $ 3,275     $15,451    $ 30,405     $ 47,151     $26,876
                                               =========    =========    =======     =======    ========     ========     =======

                          Year Ended December 31, 1995

                                                                                                                    Value Line
                                                                                              Baillie                Strategic
                                                         Guardian    Guardian    Guardian     Gifford    Value Line    Asset
                                                          Stock        Bond        Cash    International Centurion   Management
                                             Combined      Fund        Fund        Fund         Fund        Fund       Trust
                                             --------    --------    --------    --------     --------    --------    --------
Investment Income
 Income:
  Reinvested dividends ...................   $  1,040    $    723    $    131    $      9     $    177    $     --    $     --
 Expenses-- Note 3:
  Mortality and expense
   risk charges ..........................         55          45          --           1            4           4           1
 Net investment income/
   (expense) .............................        985         678         131           8          173          (4)         (1)
                                             --------    --------    --------    --------     --------    --------    --------

Realized and Unrealized Gain/(Loss)
 from Investments
  Realized gain/(loss) from investments:
   Net realized gain/(loss) from
    sale of investments ..................        187          63          --          --          145         (22)          1
   Reinvested realized gain distributions       4,295       3,835          --          --          460          --          --
                                             --------    --------    --------    --------     --------    --------    --------
   Net realized gain/(loss) on investments      4,482       3,898          --          --          605         (22)          1
                                             --------    --------    --------    --------     --------    --------    --------

Unrealized appreciation/(depreciation)
  of investments:

   End of year ...........................     (3,804)     (3,365)       (116)         --         (511)        120          68
   Beginning of year .....................         --          --          --          --           --          --          --
                                             --------    --------    --------    --------     --------    --------    --------
   Change in unrealized
    appreciation/(depreciation) ..........     (3,804)     (3,365)       (116)         --         (511)        120          68
                                             --------    --------    --------    --------     --------    --------    --------

  Net realized and unrealized gain/(loss)
    from investment ......................        678         533        (116)         --           94          98          69
                                             --------    --------    --------    --------     --------    --------    --------

Net Increase/(Decrease) in Net Assets
 Resulting from Operations ...............   $  1,663    $  1,211    $     15    $      8     $    267    $     94    $     68
                                             ========    ========    ========    ========     ========    ========    ========

                       See notes to financial statements.

                         THE GUARDIAN SEPARATE ACCOUNT K

                   COMBINED STATEMENTS OF CHANGES INNETASSETS

                     Years Ended December 31, 1995 and 1996

                                                                                                                        Value Line
                                                                                                  Baillie                Strategic
                                                          Guardian     Guardian     Guardian      Gifford    Value Line    Asset
                                                            Stock        Bond         Cash     International Centurion   Management
                                            Combined        Fund         Fund         Fund         Fund         Fund       Trust
                                           -----------   -----------   ---------   -----------   ---------   ---------   ---------
1995 Increase/(Decrease) from Operations
  Net investment income/(expense) ......   $       985   $       678   $     131   $         8   $     173   $      (4)  $      (1)
  Net realized gain/(loss) from sale of
    investments ........................           187            63          --            --         145         (22)          1
  Reinvested realized gain distribution          4,295         3,835          --            --         460          --
  Change in unrealized appreciation/
    (depreciation) of investments ......        (3,804)       (3,365)       (116)           --        (511)        120          68
                                           -----------   -----------   ---------   -----------   ---------   ---------   ---------
  Net increase/(decrease) resulting from
    operations .........................         1,663         1,211          15             8         267          94          68
                                           -----------   -----------   ---------   -----------   ---------   ---------   ---------

1995 Policy Transactions
  Transfer of net premium ..............       246,245       195,239       5,907         1,969      12,268      19,256      11,606
  Transfers of cost of insurance .......        (8,860)       (6,896)        (84)         (106)       (503)       (806)       (465)
  Transfers -- other ...................            49             7           8            --         (27)         44          17
                                           -----------   -----------   ---------   -----------   ---------   ---------   ---------

  Net increase/(decrease) from contract
    transactions .......................       237,434       188,350       5,831         1,863      11,738      18,494      11,158

                                           -----------   -----------   ---------   -----------   ---------   ---------   ---------

Total Increase/(Decrease) in
  Net Assets ...........................       239,097       189,561       5,846         1,871      12,005      18,588      11,226
  Net Assets at December 31, 1994 ......            --            --          --            --          --          --          --
                                           -----------   -----------   ---------   -----------   ---------   ---------   ---------
  Net Assets at December 31, 1995 --
    Note 4 .............................   $   239,097   $   189,561   $   5,846   $     1,871   $  12,005   $  18,588   $  11,226
                                           ===========   ===========   =========   ===========   =========   =========   =========

1996 Increase/(Decrease) from Operations
  Net investment income/(expense) ......   $    73,345   $    44,814   $   4,885   $    15,451   $   5,664   $    (575)  $   3,106
  Net realized gain/(loss) from sale of
    investments ........................        29,600        24,573        (468)           --       2,887         785       1,823
  Reinvested realized gain distribution        647,845       587,072          --            --       5,202      42,026      13,545
  Change in unrealized appreciation/
    (depreciation) of investments ......        76,078        47,251      (1,142)           --      16,652       4,915       8,402
                                           -----------   -----------   ---------   -----------   ---------   ---------   ---------

  Net increase/(decrease) resulting from
    operations .........................       826,868       703,710       3,275        15,451      30,405      47,151      26,876
                                           -----------   -----------   ---------   -----------   ---------   ---------   ---------

1996 Policy Transactions
  Transfer of net premium ..............    10,590,800     7,073,350     125,075     1,186,092     626,366     942,911     637,006
  Transfer on account of other
    terminations .......................       (15,361)      (12,165)       (219)         (112)       (542)     (1,483)       (840)
  Transfer of cost of insurance ........    (1,532,174)   (1,083,025)    (18,048)      (56,279)   (102,199)   (161,278)   (111,345)
  Transfer between/with
    separate accounts ..................          (557)       64,322          42      (138,841)      8,335      47,081      18,504
  Transfers-- other ....................         1,692          (244)        275           423         474         704          60
                                           -----------   -----------   ---------   -----------   ---------   ---------   ---------

  Net increase/(decrease) from contract
    transactions .......................     9,044,400     6,042,238     107,125       991,283     532,434     827,935     543,385
                                           -----------   -----------   ---------   -----------   ---------   ---------   ---------

Total Increase/(Decrease)
  in Net Assets ........................     9,871,268     6,745,948     110,400     1,006,734     562,839     875,086     570,261
  Net Assets at December 31, 1995 ......       239,097       189,561       5,846         1,871      12,005      18,588      11,226
                                           -----------   -----------   ---------   -----------   ---------   ---------   ---------
  Net Assets at December 31, 1996 --
    Note 4 .............................   $10,110,365   $ 6,935,509   $ 116,246   $ 1,008,605   $ 574,844   $ 893,674   $ 581,487
                                           ===========   ===========   =========   ===========   =========   =========   =========


                       See notes to financial statements.

--------------------------------------------------------------------------------

                         THE GUARDIAN SEPARATE ACCOUNT K

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1996

Note 1 -- Organization

      The Guardian Separate Account K (the Account), a unit investment trust registered under the Investment Company Act of 1940, as amended, was established by The Guardian Insurance & Annuity Company, Inc. (GIAC) on September 1, 1995 and commenced operations on October 1, 1995. GIAC is a wholly owned subsidiary of The Guardian Life Insurance Company of America (Guardian Life). GIAC issues the annual premium variable life insurance policies offered through the Account. GIAC provides for variable accumulations and benefits under the policies by crediting the net premium payments to one or more investment divisions established within the Account as selected by the policyowner. The policyowner also has the ability to transfer his or her policy value among the investment divisions within the Account. The Account currently comprises six investment divisions which invest in shares of the following mutual funds: The Guardian Stock Fund, Inc. (GSF), The Guardian Bond Fund, Inc. (GBF), The Guardian Cash Fund, Inc. (GCF), Baillie Gifford International Fund (BGIF), Value Line Centurion Fund, Inc. and Value Line Strategic Asset Management Trust (collectively, the Funds and individually, a Fund).

      GSF, GBF and GCF each has an investment advisory agreement with Guardian Investor Services Corporation, a wholly owned subsidiary of GIAC. BGIF is managed by Guardian Baillie Gifford Ltd., a joint venture company formed by GIAC and Baillie Gifford Overseas Ltd.

      Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of GIAC. The assets of the Account will not be charged with any liabilities arising out of any other business conducted by GIAC, but the obligations of the Account, including the promise to make benefit payments, are obligations of GIAC.

      The changes in net assets maintained in the Account provide the basis for the periodic determination of benefits under the policies. The net assets may not be less than the amount required under state insurance laws to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in GIAC's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

Note 2 -- Significant Accounting Policies

      The following is a summary of significant accounting policies of the Account.

Investments

      (a) Net proceeds from the sale of annual premium variable life insurance policies are invested by the Account's investment divisions in shares of the corresponding Funds at the net asset value of each Fund's shares. All distributions made by a Fund are reinvested in shares of the same Fund.

      (b) The market value of the investments in the Funds is based on the net asset value of the respective Funds as of their close of business on the valuation date.

      (c) Investment transactions are accounted for on the trade date and income is recorded on the ex-dividend date.

      (d) The cost of investments sold is determined on a first in, first out
(FIFO) basis.

Federal Income Taxes

      The operations of the Account are part of the operations of GIAC and, as such, are included in the combined tax return of GIAC. GIAC is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended.

      Under current tax law, no federal taxes are payable by GIAC with respect to the operations of the Account.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         THE GUARDIAN SEPARATE ACCOUNT K

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                December 31, 1996

      During the years ended December 31, 1996 and December 31, 1995, purchases and sales of shares of the Funds were as follows:

The Guardian Separate Account K          Purchases      Purchases       Sales         Sales
                                        December 31,   December 31,  December 31,  December 31,
                                           1996           1995          1996          1995
                                        -----------    -----------   -----------   -----------
Guardian Stock Fund ................    $ 7,453,097    $   197,088   $   762,371   $     4,181
Guardian Bond Fund .................        142,104          5,962        29,801             0
Guardian Cash Fund .................      1,797,215          1,915       788,260            43
Baillie Gifford International Fund .        602,423         16,716        57,730         4,341
Value Line Centurion Fund ..........        971,334         22,263        99,743         3,768
Value Line SAM Trust ...............        660,006         11,199        98,478            40
                                        -----------    -----------   -----------   -----------
   Total ...........................    $11,626,179    $   255,143   $ 1,836,383   $    12,373
                                        ===========    ===========   ===========   ===========

Note 3 -- Administrative and Mortality and Expense Risk Charges

      GIAC assumes mortality and expense risk related to the operations of the Account. To cover these risks, GIAC deducts a daily charge from the net assets of the Account which, on an annual basis, is equal to a rate of .60% of the policy account value.

      In addition, GIAC makes a monthly charge for the cost of life insurance, based on the face value of the policyowner's insurance in-force, as compensation for the anticipated cost of paying death benefits.

      Under the terms of the policy, GIAC deducts charges from the gross premiums before transferring the net premiums (gross premiums less other contractual charges) to the Account. These other contractual charges consist of:

      a) policy and administrative fees which vary with the face amount, age of the insured or the duration of the contract;

      b) an annual state premium tax charge of 2.5% of the basic premium.

      Currently, GIAC makes no charge against the Account for GIAC's federal income taxes. However, GIAC reserves the right to charge taxes attributable to the Account in the future.

      Under current laws, GIAC may incur state and local taxes in several states. At present, these taxes are not significant. In the event of a material change in applicable state or local tax laws, GIAC reserves the right to charge the Account for such taxes, if any, which are attributable to the Account.

Note 4 -- Net Assets, December 31, 1996

      At December 31, 1996, net assets of the Account were as follows:

Accumulation of Annual Premium

     Variable Life Insurance Policyowners' Accounts               $ 5,456,142
Owned by GIAC                                                       4,654,223
                                                                  -----------
                                                                  $10,110,365
                                                                  -----------

      The amount retained by GIAC in the Account is comprised of GIAC's initial contribution to the Account together with amounts accruing to GIAC from the operations of the Account and retained therein. Amounts retained by GIAC in the Account may be transferred by GIAC to its general account.

      In some instances the calculation of total assets may not agree due to rounding.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         THE GUARDIAN SEPARATE ACCOUNT K

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Guardian Insurance & Annuity Company, Inc.
and the Policyowners of The Guardian Separate Account K, "Park Avenue Life"

     In our opinion, the accompanying statement of assets and liabilities and the related combined statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the investment divisions relating to Guardian Stock Fund, Guardian Bond Fund, Guardian Cash Fund, Baillie Gifford International Fund, Value Line Centurion Fund and Value Line Strategic Asset Management Trust (constituting The Guardian Separate Account K, "Park Avenue Life", hereafter referred to as the "Separate Account") at December 31, 1996, and the results of each of their operations and changes in each of their net assets for each of the two years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of The Guardian Insurance & Annuity Company, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1996 by correspondence with the transfer agents of the underlying funds, provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
New York, New York
February 11, 1997

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                           BALANCE SHEETS (Unaudited)

================================================================================


                                                                       September 30,     December 31,
                                                                           1997              1996
                                                                      --------------    --------------
ADMITTED ASSETS
Investments:
   Bonds .........................................................    $  472,411,606    $  490,445,948
   Affiliated mutual funds .......................................        31,313,509         2,755,672
   Investment in Subsidiary ......................................        13,907,406         7,746,643
   Policy loans-- variable life insurance ........................        71,035,866        68,143,068
   Investment in joint venture ...................................           647,881           285,874
   Cash and short-term investments ...............................        32,949,108        17,825,039
Accrued investment income receivable .............................         9,570,737        10,553,405
Due from parent and affiliates ...................................        14,611,582         6,507,913
Other assets .....................................................        10,360,133        12,173,268
Receivable from separate accounts ................................         9,851,137        11,606,587
Variable annuity and EISP/CIP separate account assets ............     6,724,420,850     5,248,159,777
Variable life separate account assets ............................       415,627,184       342,921,803
                                                                      --------------    --------------
     TOTAL ADMITTED ASSETS .......................................    $7,806,706,999    $6,219,124,997
                                                                      ==============    ==============

LIABILITIES

Policy liabilities and accruals:

   Fixed deferred reserves .......................................    $  338,372,953    $  329,681,355
   Fixed immediate reserves ......................................         6,728,127         5,874,894
   Life reserves .................................................        65,388,252        65,462,693
   Minimum death benefit guarantees ..............................         1,035,945         1,257,777
   Policy loan collateral fund reserve ...........................        69,030,420        65,762,820
Accrued expenses, taxes & commissions ............................         1,207,443         2,712,360
Due to parent and affiliates .....................................        16,799,684        15,304,638
Federal income taxes payable .....................................         9,477,350         4,743,446
Other liabilities ................................................        26,488,252        30,079,434
Asset valuation reserve ..........................................        27,103,873        15,121,269
Variable annuity and EISP/CIP separate account liabilities .......     6,657,680,137     5,193,574,218
Variable life separate account liabilities .......................       403,116,491       335,769,185
                                                                      --------------    --------------
     TOTAL LIABILITIES ...........................................    $7,622,428,927     6,065,344,089
                                                                      --------------    --------------

COMMON STOCK AND SURPLUS

Common Stock, $100 par value, 20,000 shares authorized, issued and
   outstanding ...................................................    $    2,000,000    $    2,000,000
Additional paid-in surplus .......................................       137,398,292       137,398,292
Assigned and unassigned surplus ..................................        44,879,780        14,382,616
                                                                      --------------    --------------
                                                                         184,278,072       153,780,908
                                                                      --------------    --------------
     TOTAL LIABILITIES, COMMON STOCK AND SURPLUS .................    $7,806,706,999    $6,219,124,997
                                                                      ==============    ==============

                  See notes to unaudited financial statements.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                      STATEMENTS OF OPERATIONS (Unaudited)

================================================================================

                                                                Period Ended September 30,
                                                             -------------------------------
                                                                 1997               1996
                                                             -------------     -------------
REVENUES:
   Premiums and annuity considerations:
     Variable annuity considerations ....................    $ 708,260,171     $ 537,329,653
     Life insurance premiums and fixed
       annuity considerations ...........................       66,340,734        56,878,670
   Net investment income ................................       33,941,935        32,014,920
   Amortization of IMR ..................................           73,631           793,150
   Net gain from operations from separate accounts ......       13,571,600                --
   Service fees .........................................       54,774,233        39,807,929
   Variable life-- cost of insurance ....................        4,009,431         3,598,152
   Reserve adjustments on reinsurance ceded .............        2,728,667        (2,145,265)
   Commissions and expense allowances ...................       11,191,618        10,544,001
   Other income .........................................          425,486         3,970,842
                                                             -------------     -------------
                                                             $ 895,317,506     $ 682,792,052
                                                             -------------     -------------
BENEFITS AND EXPENSES:
   Benefits:

     Death benefits .....................................    $   2,656,091     $   4,571,951
     Annuity benefits ...................................      476,289,937       305,955,220
     Surrender benefits .................................       12,525,763        13,167,446
     Increase in reserves ...............................       12,190,284        44,415,700
   Net transfers to (from) separate accounts:

     Variable annuity and EISP/CIP ......................      278,649,172       265,294,047
     Variable life ......................................        2,014,437        (9,104,053)
   Commissions ..........................................       30,322,444        29,496,838
   General insurance expenses ...........................       41,136,148        29,428,699
   Taxes, licenses and fees .............................        2,282,618         2,846,845
   Reinsurance terminations .............................          182,535       (15,470,015)
                                                             -------------     -------------
                                                             $ 858,249,429     $ 670,602,678
                                                             -------------     -------------
        INCOME BEFORE INCOME
          TAXES AND REALIZED GAINS
          FROM INVESTMENTS ..............................    $  37,068,077     $  12,189,374
   Federal income taxes .................................        9,657,622         2,885,006
                                                             -------------     -------------
        INCOME BEFORE REALIZED
          GAINS FROM INVESTMENTS ........................       27,410,455         9,304,368
   Realized gains from investments, net of federal income
     taxes, net of transfer to IMR ......................         (416,041)           (5,343)
                                                             -------------     -------------


        NET INCOME ......................................    $  26,994,414     $   9,299,025
                                                             =============     =============


                  See notes to unaudited financial statements.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                STATEMENTS OF CHANGES IN COMMON STOCK AND SURPLUS

================================================================================

                                                                              Assigned and
                                                                Additional     Unassigned       Total
                                                  Common         Paid-in         Surplus     Common Stock
                                                   Stock         Surplus        (Deficit)     and Surplus
                                               ------------   -------------   ------------   ------------
Balances at December 31, 1994 ...............     2,000,000     137,398,292     (1,817,759)   137,580,533
                                               ------------   -------------   ------------   ------------
Net income from operations ..................                                    4,956,175      4,956,175
Increase in unrealized appreciation of
   Company's investment in separate accounts,
   net of applicable taxes ..................                                    3,024,930      3,024,930
Decrease in unrealized appreciation of
   Company's investment in joint venture ....                                       (6,803)        (6,803)
Increase in unrealized appreciation of
   Company's investment in subsidiary .......                                      298,534        298,534
Increase in non-admitted assets .............                                       (7,078)        (7,078)
Disallowed interest maintenance reserve .....                                      143,080        143,080
Net increase in asset valuation reserve .....                                   (4,111,444)    (4,111,444)
                                               ------------   -------------   ------------   ------------
Balances at December 31, 1995 ...............     2,000,000     137,398,292      2,479,635    141,877,927
                                               ------------   -------------   ------------   ------------
Net income from operations ..................                                   19,695,433     19,695,433
Tax on prior years separate account
   seed investment unrealized gains .........                                     (104,732)      (104,732)
Increase in unrealized appreciation of
   Company's investment in joint venture ....                                      241,456        241,456
Increase in unrealized appreciation of
   Company's investment in subsidiary .......                                      142,201        142,201
Decrease in unrealized appreciation of
   Company's investment in other assets .....                                       (9,384)        (9,384)
Increase in non-admitted assets .............                                      (80,815)       (80,815)
Disallowed interest maintenance reserve .....                                     (128,107)      (128,107)
Surplus changes resulting from reinsurance ..                                   (2,073,155)    (2,073,155)
Net increase in asset valuation reserve .....                                   (5,779,916)    (5,779,916)
                                               ------------   -------------   ------------   ------------
Balances at December 31, 1996 ...............  $  2,000,000   $ 137,398,292   $ 14,382,616   $153,780,908
                                               ------------   -------------   ------------   ------------
Net income from operations ..................                                   26,994,413     26,994,413
Increase in unrealized appreciation of
   Company's investment in joint venture ....                                      362,007        362,007
Increase in unrealized appreciation of
   Company's investment in subsidiary .......                                   14,620,763     14,620,763
Decrease in unrealized appreciation of
   Company's investment in other assets .....                                        9,383          9,383
Increase in non-admitted assets .............                                      165,391        165,391
Disallowed interest maintenance reserve .....                                     (326,023)      (326,023)
Surplus changes resulting from reinsurance ..                                      653,833        653,833
Net increase in asset valuation reserve .....                                  (11,982,604)   (11,982,604)
                                               ------------   -------------   ------------   ------------
Balances at September 30, 1997 ..............  $  2,000,000   $ 137,398,292   $ 44,879,779   $184,278,071
                                               ============   =============   ============   ============

                  See notes to unaudited financial statements.

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                       STATEMENTS OF CASH FLOW (Unaudited)

================================================================================

                                                              Period Ended September 30,
                                                            -----------------------------
                                                                1997            1996
                                                            -------------   -------------
Cash flows from insurance activities:
   Premiums, annuity considerations and deposit funds ....  $ 777,273,589   $ 596,999,353
   Investment income .....................................     35,256,938      31,350,992
   Commissions and expense allowances on reinsurance ceded     12,906,388       7,563,282
   Other income ..........................................     54,886,131      34,177,664
   Life claims ...........................................     (4,158,907)     (5,114,656)
   Surrender benefits ....................................    (12,621,409)    (13,385,038)
   Annuity benefits ......................................   (477,782,637)   (305,348,470)
   Commissions, other expenses and taxes (excluding FIT) .    (70,999,702)    (57,645,439)
   Net transfers to separate accounts ....................   (280,694,531)   (256,194,179)
   Federal income taxes (excluding tax on capital gains) .     (5,094,779)              0
   Increase in policy loans ..............................     (2,892,798)     (3,744,656)
   Other operating expenses and sources ..................    (14,350,034)     15,459,121
                                                            -------------   -------------

        NET CASH PROVIDED BY INSURANCE
          ACTIVITIES .....................................     11,728,249      44,117,974
                                                            -------------   -------------
Cash flows from investing activities:
   Proceeds from dispositions of investment securities ...    256,383,313     145,142,356
   Purchases of investment securities ....................   (259,384,494)   (206,271,111)
   Net proceeds from short-term investments ..............              0               0
   Federal income tax on capital gains ...................       (355,657)              0
                                                            -------------   -------------

        NET CASH USED IN INVESTING ACTIVITIES ............     (3,356,838)    (61,128,755)
                                                            -------------   -------------

     NET INCREASE (DECREASE) IN CASH .....................     15,085,087     (17,010,781)

     CASH AND SHORT-TERM INVESTMENTS,
       BEGINNING OF YEAR .................................     17,825,037      17,983,650
                                                            -------------   -------------

     CASH AND SHORT-TERM INVESTMENTS,
       END OF YEAR .......................................  $  32,910,124   $     972,869
                                                            =============   =============


                  See notes to unaudited financial statements.


--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

                          NOTES TO FINANCIAL STATEMENTS

                               September 30, 1997

                                   (unaudited)

Note 1 -- Basis of Presentation

      The information set forth in the balance sheet as of September 30, 1997 and the statements of operations and surplus and of cash flow for the nine months ended September 30, 1997 and 1996 is unaudited. The information reflects all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to present fairly the statutory financial position and results of operations of The Guardian Insurance & Annuity Company, Inc. (GIAC) for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

      The financial statements have been prepared on a comprehensive basis of accounting other than generally accepted accounting principles that is prescribed or permitted by the Insurance Department of the State of Delaware.

      Prior to 1996, these policies were considered generally accepted accounting principles ("GAAP") for mutual life insurance companies. However, in April, 1993, the Financial Accounting Standards Board issued Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises", which establishes a different definition of GAAP for mutual life insurance companies. Under this interpretation, financial statements of mutual life insurance companies for periods beginning after December 15, 1995 which are prepared on the statutory basis of accounting are no longer characterized as being in conformity with GAAP. Financial statements prepared on a statutory basis vary from financial statements prepared on a GAAP basis because: (1) the costs relating to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred, whereas on a GAAP basis they would be recorded as assets and amortized over the future periods to be benefited; (2) life insurance and annuity reserves are based on statutory mortality and interest requirements, without consideration of withdrawals, whereas on a GAAP basis they are based on anticipated Company experience for lapses, mortality and investment yield; (3) life insurance enterprises are required to establish a formula-based asset valuation reserve (AVR) by a direct charge to surplus to offset potential investment losses; under GAAP, provisions for investments are established as needed through a charge to income; (4) realized gains and losses resulting from changes in interest rates on fixed income investments are deferred in the interest maintenance reserve (IMR) and amortized into investment income over the remaining life of the investment sold; for GAAP, such gains and losses are recognized in income at the time of sale; (5) bonds are carried principally at amortized cost for statutory reporting and at market value for GAAP; (6) annuity and certain insurance premiums are recognized as premium income, whereas for GAAP they are recognized as deposits; (7)deferred federal income taxes are not provided for temporary differences between tax and book assets and liabilities as they are under GAAP; (8) certain reinsurance transactions are accounted for as reinsurance for statutory purposes and as financing transactions under GAAP, and assets and liabilities are reported net of reinsurance for statutory purposes and gross of reinsurance for GAAP.

      For further information, refer to the financial statements and footnotes thereto included in GIAC's audited financial statements for the years ended December 31, 1996 and December 31, 1995.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                                 BALANCE SHEETS

================================================================================

                                                                              December 31,
                                                                     ------------------------------
                                                                          1996            1995
                                                                     --------------  --------------
ADMITTED ASSETS
Investments:
   Fixed maturities, principally at amortized cost
     (market: 1996 -- $491,271,164; 1995 -- $415,119,363) .........  $  490,445,948  $  405,213,799
   Affiliated money market fund, at market, which approximates cost       2,755,672       2,633,939
   Investment in subsidiary .......................................       7,746,643       7,604,442
   Policy loans-- variable life insurance .........................      68,143,068      63,842,200
   Cash and short-term investments ................................      17,825,039      17,983,654
   Investment in joint venture ....................................         285,874          44,418
   Accrued investment income receivable ...........................      10,553,405       9,771,251
   Due from parent and affiliates .................................       6,507,913       2,982,854
   Other assets ...................................................      12,173,268       9,932,726
   Receivable from separate accounts ..............................      11,606,587       3,543,010
   Variable annuity and EISP/CIP separate account assets ..........   5,248,159,777   4,174,493,377
   Variable life separate account assets ..........................     342,921,803     311,173,536
                                                                     --------------  --------------
     TOTAL ADMITTED ASSETS ........................................  $6,219,124,997  $5,009,219,206
                                                                     ==============  ==============

LIABILITIES
Policy liabilities and accruals:
     Fixed deferred reserves ......................................  $  329,681,355  $  300,059,252
     Fixed immediate reserves .....................................       5,874,894       4,966,569
     Life reserves ................................................      65,462,693      22,502,664
     Minimum death benefit guarantees .............................       1,257,777       1,171,951
     Policy loan collateral fund reserve ..........................      65,762,820      61,798,105
Accrued expenses, taxes & commissions .............................       2,712,360       1,250,797
Due to parent and affiliates ......................................      15,304,638      16,072,198
Federal income taxes payable ......................................       4,743,447         636,681
Other liabilities .................................................      30,079,434      13,295,087
Asset valuation reserve ...........................................      15,121,269       9,341,353
Variable annuity and EISP/CIP separate account liabilities ........   5,193,574,218   4,129,376,222
Variable life separate account liabilities ........................     335,769,184     306,870,400
                                                                     --------------  --------------
     TOTAL LIABILITIES ............................................   6,065,344,089   4,867,341,279

COMMON STOCK AND SURPLUS

Common Stock, $100 par value, 20,000 shares authorized, issued and
   outstanding ....................................................       2,000,000       2,000,000
Additional paid-in surplus ........................................     137,398,292     137,398,292
Assigned and unassigned surplus ...................................      14,382,616       2,479,635
                                                                     --------------  --------------
                                                                        153,780,908     141,877,927

                                                                     --------------  --------------
     TOTAL LIABILITIES, COMMON STOCK AND SURPLUS ..................  $6,219,124,997  $5,009,219,206
                                                                     ==============  ==============

                       See notes to financial statements

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                            STATEMENTS OF OPERATIONS

================================================================================

                                                                       Year Ended December 31,
                                                           ---------------------------------------------
                                                               1996            1995            1994
                                                           -------------   -------------   -------------
REVENUES:
   Premiums and annuity considerations:
     Variable annuity considerations ....................  $ 731,792,764   $ 537,841,762   $ 533,763,975
     Life insurance premiums and fixed
       annuity considerations ...........................     44,874,269      73,938,212      71,289,987
   Net investment income ................................     42,366,902      36,293,598      27,909,606
   Amortization of IMR ..................................        333,219         257,380         542,157
   Net gain from operations from separate accounts ......      8,860,462              --              --
   Service fees .........................................     58,774,486      46,560,286      35,858,692
   Variable life -- cost of insurance ...................      4,844,028       4,232,564       3,828,702
   Reserve adjustments on reinsurance ceded .............     30,636,445     (32,192,749)     84,062,188
   Commissions and expense allowances ...................     14,508,840      10,057,974      19,542,388
   Other income .........................................      2,535,356       1,127,526         819,726
                                                           -------------   -------------   -------------
                                                             939,526,771     678,116,553     777,617,421
                                                           -------------   -------------   -------------
BENEFITS AND EXPENSES:
   Benefits:
     Death benefits .....................................      6,785,456       4,774,584       3,740,612
     Annuity benefits ...................................    426,072,773     276,568,762     173,188,734
     Surrender benefits .................................     17,459,706      17,660,413       9,882,392
     Increase in reserves ...............................     82,891,516      65,349,399      80,386,221
   Net transfers to (from) separate accounts:

     Variable annuity and EISP/CIP ......................    323,093,897     252,772,988     448,425,833
     Variable life ......................................    (10,417,095)    (17,796,371)     (8,822,426)
   Commissions ..........................................     39,233,431      34,364,742      45,602,891
   General insurance expenses ...........................     42,523,892      25,888,456      15,083,859
   Taxes, licenses and fees .............................      3,723,858       2,477,492       2,731,840
   Reinsurance terminations .............................    (15,470,015)     11,002,701       3,517,681
                                                           -------------   -------------   -------------
                                                             915,897,419     673,063,166     773,737,637
                                                           -------------   -------------   -------------
        INCOME BEFORE INCOME
          TAXES AND REALIZED GAINS
          FROM INVESTMENTS ..............................     23,629,352       5,053,387       3,879,784
   Federal income taxes .................................      3,941,460         439,667         601,468
                                                           -------------   -------------   -------------
        INCOME BEFORE REALIZED
          GAINS FROM INVESTMENTS ........................     19,687,892       4,613,720       3,278,316
   Realized gains from investments, net of federal income
     taxes, net of transfer to IMR ......................          7,540         342,455          (2,232)
                                                           -------------   -------------   -------------
        NET INCOME ......................................  $  19,695,432   $   4,956,175   $   3,276,084
                                                           =============   =============   =============

                       See notes to financial statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

                STATEMENTS OF CHANGES IN COMMON STOCK AND SURPLUS

================================================================================

                                                                              Assigned and
                                                               Additional      Unassigned       Total
                                                  Common         Paid-in         Surplus     Common Stock
                                                  Stock          Surplus        (Deficit)    and Surplus
                                               ------------   -------------   ------------   ------------
Balances at December 31, 1993 ...............  $  2,000,000   $ 137,398,292   ($   983,630)  $138,414,662
                                               ------------   -------------   ------------   ------------
Net income from operations ..................                                    3,276,084      3,276,084
Decrease in unrealized appreciation of
   Company's investment in separate accounts,
   net of applicable taxes ..................                                     (527,471)      (527,471)
Decrease in unrealized appreciation of
   Company's investment in joint venture ....                                     (255,163)      (255,163)
Increase in unrealized appreciation of
   Company's investment in subsidiary .......                                       24,034         24,034
Decrease in non-admitted assets .............                                        5,818          5,818
Disallowed interest maintenance reserve .....                                   (1,124,268)    (1,124,268)
Net increase in asset valuation reserve .....                                   (2,233,163)    (2,233,163)
                                               ------------   -------------   ------------   ------------
Balances at December 31, 1994 ...............     2,000,000     137,398,292     (1,817,759)   137,580,533
                                               ------------   -------------   ------------   ------------
Net income from operations ..................                                    4,956,175      4,956,175
Increase in unrealized appreciation of
   Company's investment in separate accounts,
   net of applicable taxes ..................                                    3,024,930      3,024,930
Decrease in unrealized appreciation of
   Company's investment in joint venture ....                                       (6,803)        (6,803)
Increase in unrealized appreciation of
   Company's investment in subsidiary .......                                      298,534        298,534
Increase in non-admitted assets .............                                       (7,078)        (7,078)
Disallowed interest maintenance reserve .....                                      143,080        143,080
Net increase in asset valuation reserve .....                                   (4,111,444)    (4,111,444)
                                               ------------   -------------   ------------   ------------
Balances at December 31, 1995 ...............     2,000,000     137,398,292      2,479,635    141,877,927
                                               ------------   -------------   ------------   ------------
Net income from operations ..................                                    19,695,433     19,695,433
Tax on prior years separate account
   seed investment unrealized gains .........                                     (104,732)      (104,732)
Increase in unrealized appreciation of
   Company's investment in joint venture ....                                      241,456        241,456
Increase in unrealized appreciation of
   Company's investment in subsidiary .......                                      142,201        142,201
Decrease in unrealized appreciation of
   Company's investment in other assets .....                                       (9,384)        (9,384)
Increase in non-admitted assets .............                                      (80,815)       (80,815)
Disallowed interest maintenance reserve .....                                     (128,107)      (128,107)
Surplus changes resulting from reinsurance ..                                   (2,073,155)    (2,073,155)
Net increase in asset valuation reserve .....                                   (5,779,916)    (5,779,916)
                                               ------------   -------------   ------------   ------------
Balances at December 31, 1996 ...............  $  2,000,000   $ 137,398,292   $ 14,382,616   $153,780,908
                                               ============   =============   ============   ============

                       See notes to financial statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

                             STATEMENTS OF CASH FLOW

================================================================================

                                                                      Year Ended December 31,
                                                          ---------------------------------------------
                                                              1996            1995            1994
                                                          -------------   -------------   -------------
Cash flows from insurance activities:
   Premiums, annuity considerations and deposit funds ..  $ 780,710,735   $ 611,169,979   $ 600,336,507
   Investment income ...................................     42,413,736      36,912,131      26,762,114
   Commissions and expense allowances on
     reinsurance ceded .................................     37,315,301     (22,118,484)    104,767,754
   Other income ........................................     47,357,962      44,220,753      33,914,971
   Life claims .........................................     (6,900,438)     (4,420,866)     (3,397,937)
   Surrender benefits ..................................     (2,774,865)    (17,660,413)     (9,882,392)
   Annuity benefits ....................................   (424,511,908)   (276,163,436)   (173,227,230)
   Commissions, other expenses
     and taxes (excluding FIT) .........................    (78,968,214)    (57,714,112)    (63,448,237)
   Net transfers to separate accounts ..................   (307,856,562)   (231,230,812)   (435,548,833)
   Federal income taxes (excluding tax on capital gains)        682,025      (1,557,444)     (1,522,592)
   Increase in policy loans ............................     (4,300,868)     (4,522,280)     (6,527,387)
   Other operating expenses and sources ................      2,077,342      (8,945,084)      2,428,502
                                                          -------------   -------------   -------------

        NET CASH PROVIDED BY INSURANCE
          ACTIVITIES ...................................     85,244,246      67,969,932      74,655,240
                                                          -------------   -------------   -------------
Cash flows from investing activities:

   Proceeds from dispositions of investment securities .    224,692,954      63,122,215     149,529,893
   Purchases of investment securities ..................   (309,590,319)   (118,543,796)   (230,182,416)
   Net proceeds from short-term investments ............              0               0               0
   Federal income tax on capital gains .................       (505,496)        992,810      (1,233,244)
                                                          -------------   -------------   -------------

        NET CASH USED IN INVESTING ACTIVITIES ..........    (85,402,861)    (54,428,771)    (81,885,767)
                                                          -------------   -------------   -------------


     NET INCREASE (DECREASE) IN CASH ...................       (158,615)     13,541,161      (7,230,527)

     CASH AND SHORT-TERM INVESTMENTS,
       BEGINNING OF YEAR ...............................     17,983,654       4,442,493      11,673,020
                                                          -------------   -------------   -------------

     CASH AND SHORT-TERM INVESTMENTS,
       END OF PERIOD ...................................  $  17,825,039   $  17,983,654   $   4,442,493
                                                          =============   =============   =============

                       See notes to financial statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1996

Note 1 -- Organization

      Organization: The Guardian Insurance & Annuity Company, Inc. (GIAC or the Company) is a wholly-owned subsidiary of The Guardian Life Insurance Company of America (The Guardian). The Company is licensed to conduct life and health insurance business in all fifty states and the District of Columbia. The Company's primary business is the sale of variable deferred annuity contracts and variable and term life insurance policies. For variable products other than 401(k) products, contracts are sold by insurance agents who are licensed by GIAC and are either Registered Representatives of Guardian Investor Services Corporation (GISC) or of broker-dealer firms which have entered into sales agreements with GIAC and GISC. The Company's general agency distribution system is used for the sale of other products and policies.

      Guardian Investor Services Corporation is a wholly-owned subsidiary of the Company. GISC is a registered broker-dealer under the Securities Exchange Act of 1934 and is a registered investment advisor under the Investment Advisor's Act of 1940. GISC is the distributor and underwriter for GIAC's variable products, and the investment advisor to certain mutual funds sponsored by GIAC which are investment options for the variable products.

      Insurance Separate Accounts: The Company has established twelve insurance separate accounts primarily to support the variable annuity and life insurance products it offers. The majority of the separate accounts are unit investment trusts registered under the Investment Company Act of 1940. Proceeds from the sale of variable products are invested through these separate accounts in certain mutual funds specified by the contractholders. In addition, certain variable annuity and variable life insurance contractholders may invest in The Guardian Real Estate Account. Participating interests in the real estate account are registered under the Securities Act of 1933. Of these separate accounts the Company maintains two separate accounts whose sole purpose is to fund certain employee benefit plans of The Guardian.

      The assets and liabilities of the separate accounts are clearly identified and distinct from the other assets and liabilities of the Company. The assets of the separate accounts will not be charged with any liabilities arising out of any other business of the Company. However, the obligations of the separate accounts, including the promise to make annuity and death benefit payments, remain obligations of the Company. Assets and liabilities of the separate accounts are stated primarily at the market value of the underlying investments and corresponding contractholders obligations.

Note 2 -- Summary of Significant Accounting Policies

      Basis of presentation of financial statements: The financial statements have been prepared on a comprehensive basis of accounting other than generally accepted accounting principles that is prescribed or permitted by the Insurance Department of the State of Delaware.

      Prior to 1996, these policies were considered generally accepted accounting principles ("GAAP") for mutual life insurance companies. However, in April, 1993, the Financial Accounting Standards Board issued Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises", which establishes a different definition of GAAP for mutual life insurance companies. Under this interpretation, financial statements of mutual life insurance companies for periods beginning after December 15, 1995 which are prepared on the statutory basis of accounting are no longer characterized as being in conformity with GAAP. Financial statements prepared on a statutory basis vary from financial statements prepared on a GAAP basis because: (1) the costs relating to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred, whereas on a GAAP basis they would be recorded as assets and amortized over the future periods to be benefited; (2) life insurance and annuity reserves are based on statutory mortality and interest requirements, without consideration of withdrawals, whereas on GAAP basis they are on anticipated Company experience for lapses, mortality and investment yield; (3) life insurance enterprises are required to establish a formula-based asset valuation reserve (AVR) by a direct charge to surplus to offset potential investment losses; under GAAP, provisions for investments are established as needed through a charge to

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

                                December 31, 1996

income; (4) realized gains and losses resulting from changes in interest rates on fixed income investments are deferred in the interest maintenance reserve
(IMR) and amortized into investment income over the remaining life of the investment sold; for GAAP, such gains and losses are recognized in income at the time of sale; (5) bonds are carried principally at amortized cost for statutory reporting and at market value for GAAP; (6) annuity and certain insurance premiums are recognized as premium income, whereas for GAAP they are recognized as deposits; (7) deferred federal income taxes are not provided for temporary differences between tax and book assets and liabilities as they are under GAAP;
(8) certain reinsurance transactions are accounted for as reinsurance for statutory purposes and as financing transactions under GAAP, and assets and liabilities are reported net of reinsurance for statutory purposes and gross of reinsurance for GAAP.

      The following reconciles the statutory net income of the Company as reported to regulatory authorities to consolidated GAAP net income:

                                                        For the Year Ended
                                                        1996           1995
                                                    ------------   ------------
Statutory net income .............................  $ 19,695,432   $  4,956,175
Adjustments to restate to the basis of GAAP:
  Statutory net income of subsidiaries ...........       142,201        298,534
  Capitalization of deferred policy acquisition
    costs.........................................    42,525,493     29,971,479
  Deferred premiums ..............................     4,096,976             --
  Re-estimation of future policy benefits ........    30,086,231        659,225
  Reinsurance ....................................   (36,696,036)    17,635,115
  Deferred federal income tax expense ............   (13,074,280)   (15,221,064)
  Elimination of interest maintenance reserve ....      (333,219)      (257,381)
  Other, net .....................................    (6,094,192)      (759,141)
                                                    ------------   ------------
Consolidated GAAP net income .....................  $ 40,348,606   $ 37,282,942
                                                    ============   ============

     The following reconciles the statutory capital and surplus of the Company as reported to the regulatory authorities to consolidated GAAP stockholder's equity:

                                                          December 31,
                                                -----------------------------
                                                     1996            1995
                                                -------------   -------------
Statutory capital and surplus ................  $ 153,780,908   $ 141,877,927
Add (deduct) cumulative effect of adjustments:
  Deferred policy acquisition costs ..........    221,475,216     185,237,251
  Elimination of asset valuation reserve .....     15,121,269       9,341,353
  Re-estimation of future policy benefits ....    (35,823,432)      5,870,371
  Establishment of deferred federal income tax    (65,126,004)    (53,923,759)
  Other, net .................................     33,178,992      (2,451,817)
                                                -------------   -------------
Consolidated GAAP stockholder's equity .......  $ 322,606,949   $ 285,951,326
                                                =============   =============

     The preparation of financial statements of insurance enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. As a provider of life insurance and annuity products, GIAC's operating results in any given period depend on estimates of policy reserves required to provide for future policyholder benefits. The development of policy reserves for insurance and investment contracts requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Such estimates are primarily based on historical experience and, in many cases, state insurance laws which require specific mortality, morbidity, and investment assumptions to be used by the Company. Actual results could differ from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related reserve estimates.

     Valuation of investments: Investments in securities are recorded in accordance with valuation

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

                                December 31, 1996

procedures established by the National Association of Insurance Commissioners
(NAIC). Unrealized gains and losses on investments carried at market are recorded directly to unassigned surplus. Realized gains and losses on disposition of investments are determined by the specific identification method. Effective for 1996 financial statements, the NAIC requires and the Company has recorded the net gain from the operations of the separate accounts in the operations of the general account instead of surplus.

      Bonds: Bonds are valued principally at amortized cost. Mortgage backed bonds are carried at amortized cost using the interest method considering anticipated prepayments at the date of purchase. Significant changes in future anticipated cash flows from the original purchase assumptions are accounted for using the retrospective adjustment method with PSA standard prepayment rates.

      Investment in subsidiary: GIAC's investment in GISC is carried at equity in GIAC's underlying net assets. Undistributed earnings or losses are reflected as unrealized capital gains and losses directly in unassigned surplus. Dividends received from GISC are recorded as investment income and amounted to $9,500,000 in 1996, $6,700,000 in 1995 and $4,900,000 in 1994.

      Short-Term Investments: Short-term investments are stated at amortized cost and consist primarily of investments having maturities at the date of purchase of six months or less. Market values for such investments approximate carrying value.

      Loans on Policies: Loans on policies are stated at unpaid principal balance. The carrying amount approximates fair value since loans on policies have no defined maturity date and reduce the amount payable at death or at surrender of the contract.

      Investment Reserves: In compliance with regulatory requirements, the Company maintains the Asset Valuation Reserve (AVR) and the Interest Maintenance Reserve (IMR). The AVR is intended to stabilize policyholders' surplus against market fluctuations in the value of equities and credit related declines in the value of bonds. Changes in the AVR are recorded directly to unassigned surplus. The IMR captures net after-tax realized capital gains which result from changes in the overall level on interest rates for fixed income investments and amortizes these net capital gains into income over the remaining stated life of the investments sold. The Company uses the group method of calculating the IMR, consistent with the prior year.

      Contract and Policy Reserves: Fixed deferred reserves represent the fund balance left to accumulate at interest under fixed annuity contracts that were offered directly by the Company, a fixed rate option that is offered to variable annuity contractowners and a single premium deferred annuity that is offered by the Company. The fixed annuity contracts are no longer offered by the Company.

      The estimated fair value of contractholder account balances within the fixed deferred reserves has been determined to be equivalent to carrying value as the current offering and renewal rates are set in response to current market conditions and are only guaranteed for one year.

      The interest rate credited on fixed annuity contracts included in fixed deferred reserves for 1996 and 1995 was 5.75% and 5.75%, respectively. The interest rates credited on the fixed rate option offered to certain variable annuity contractowners ranged from 5.25% to 5.50% during 1996. For the fixed rate option currently issued, the issue and renewal interest rates credited varies from month to month and ranged from 5.0% to 5.25% in 1996. For single premium deferred annuities the rates ranged from 5.0% to 5.75% in 1996. Fixed immediate reserves are a liability within the general account for those annuitants who have elected a fixed annuity payout option. The immediate contract reserve is computed using the 1971 IAM Table and a 4% discount rate.

      Minimum death benefit guarantees represent a reserve for term insurance to support guaranteed insurance amounts on variable life policies in the event of possible declines in separate account assets, assuming a 4% discount rate and mortality consistent with the 1958 or 1980 CSO Table applicable in the pricing of each policy.

      The loan collateral fund reserve is the cash value of loaned variable life policyowner account values.

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

                                December 31, 1996

The reserve is credited with interest at 4% per annum for single premium variable life policyowners and 6.5% for annual pay variable life policyowners.

      Non-admitted Assets: Certain assets designated as "non-admitted assets" in accordance with rules and regulations of the Department of Insurance of the State of Delaware are charged directly to unassigned surplus. At December 31, 1996 and 1995 non-admitted assets consisted of agents' balances and miscellaneous receivables in the amounts of $123,785 and $84,575, respectively.

      Acquisition Costs: Commissions and other costs incurred in acquiring new business are charged to operations as incurred.

      Premiums and Other Revenues: Premiums and annuity considerations are recognized for funds received on variable life insurance and annuity products. Corresponding transfers to/from separate accounts are included in the expenses.

      Revenue also include service fees from the separate accounts consisting of mortality and expense charges, annual administration fees, charges for the cost of term insurance related to variable life policies and penalties for early withdrawals. Services fees were not charged on separate account assets of $142.7 million and $117.7 million at December 31, 1996 and 1995, respectively, which represent investments in The Guardian's employee benefit plans.

      Federal Income Taxes: The provision for federal income taxes is based on income from operations currently taxable, as well as accrued market discount on bonds. Realized gains and losses are reported after adjustment for the applicable federal income taxes. The taxable portion of unrealized appreciation of the Company's separate account investments is also recorded.

      Other: Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the 1996 presentation.

Note 3 -- Federal Income Taxes

      The Company's federal income tax return is consolidated with its parent, The Guardian. The consolidated income tax liability is allocated among the members of the group according to a tax sharing agreement. In accordance with the tax sharing agreement between and among the parent and participating subsidiaries, each member of the group computes its tax provision and liability on a separate return basis, but may, where applicable, recognize benefits of net operating losses and capital losses utilized in the consolidated group. Estimated payments are made between the members of the group during the year.

      A reconciliation of federal income tax expense, based on the prevailing corporate income tax rate of 35% for 1996, 1995 and 1994 to the federal income tax expense reflected in the accompanying financial statements is as follows:

                                                             Year Ended December 31,
                                                     ---------------------------------------
                                                        1996          1995          1994
                                                     -----------   -----------   -----------
Income tax at prevailing corporate income tax rates
   applied to pretax statutory income .............  $ 8,270,274   $ 1,768,688   $ 1,357,924
Add (deduct) tax effect of:
   Adjustment for annuity and other reserves ......   (1,478,476)      337,668       141,295
   DAC Tax ........................................      867,731       666,260     1,575,953
   Dividend from subsidiary .......................   (3,325,000)   (2,345,000)   (1,715,000)
   Other-- net ....................................     (393,070)       12,051      (758,704)
                                                     -----------   -----------   -----------
Federal income taxes ..............................  $ 3,941,459   $   439,667   $   601,468
                                                     ===========   ===========   ===========

      The provision for federal income taxes includes deferred taxes in 1996, 1995 and 1994 of $353,051, $304,923 and $99,120, respectively, applicable to the difference between the tax basis and the financial statement basis of recording investment income relating to accrued market discount.

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

                                December 31, 1996

Note 4 -- Investments

      The major categories of net investment income are summarized as follows:

                                                Year Ended December 31,
                                       -----------------------------------------
                                          1996           1995           1994
                                       -----------    -----------    -----------
Fixed maturities ..................    $28,234,145    $25,795,915    $19,949,553
Affiliated money market funds .....        121,733        130,729         84,083
Subsidiary ........................      9,500,000      6,700,000      4,900,000
Policy loans ......................      3,089,490      2,847,532      2,547,670
Short-term investments ............      1,259,730      1,181,215        622,391
Joint venture dividend ............        623,160        684,306        789,867
                                       -----------    -----------    -----------
                                        42,828,258     37,339,697     28,893,564
Less: Investment expenses .........        461,356      1,046,099        983,958
                                       -----------    -----------    -----------
Net investment income .............    $42,366,902    $36,293,598    $27,909,606
                                       ===========    ===========    ===========

     Net realized gains, less applicable federal income taxes and transfer to IMR, are summarized as follows:

                                                       Year Ended December 31,
                                               ---------------------------------------
                                                  1996          1995          1994
                                               -----------   -----------   -----------
   Realized capital gains (losses) ..........  $ 1,242,432   $ 1,323,447   $(3,994,715)
                                               -----------   -----------   -----------
Federal income tax expense (benefit):

   Current ..................................      829,610       622,821    (1,110,135)
   Deferred .................................     (394,759)      (42,290)     (248,068)
                                               -----------   -----------   -----------
   Total Federal income tax expense (benefit)      434,851       580,531    (1,358,203)
                                               -----------   -----------   -----------
Transfer to IMR .............................      800,041       400,461    (2,634,280)
                                               -----------   -----------   -----------
Net realized gains (losses) .................  $     7,540   $   342,455   $    (2,232)
                                               ===========   ===========   ===========

      The increase in unrealized appreciation (depreciation) on fixed maturity securities for the years ended December 31, 1996, 1995 and 1994 was $(9,080,348), $26,899,449 and $(23,246,030), respectively.

      The market values of bonds are based on quoted prices as available. For certain private placement debt securities where quoted market prices are not available, fair value is estimated by management using adjusted market prices for like securities.

      The cost and estimated market values of investments by major investment category at December 31, 1996 and 1995 are as follows:

                                                           December 31, 1996
                                         ----------------------------------------------------
                                                         Gross        Gross       Estimated
                                                       Unrealized   Unrealized     Market
                                             Cost        Gains        Losses        Value
                                         ------------  ----------  ------------  ------------
U.S.  Treasury securities & obligations
   of U.S. government corporations
   and agencies .......................  $133,436,167  $  761,811  $    435,887  $133,762,091
Obligations of states and political
   subdivisions .......................    40,444,325     148,692        70,771    40,522,246
Debt securities issued by foreign
   governments ........................     3,491,091          --        65,431     3,425,660
Corporate debt securities .............   313,074,365   2,279,414     1,792,612   313,561,167
Common stock of subsidiary ............     9,398,292          --     1,651,649     7,746,643
Affiliated mutual funds ...............     2,755,672          --            --     2,755,672
                                         ------------  ----------  ------------  ------------
                                         $502,599,912  $3,189,917  $  4,016,350  $501,773,479
                                         ============  ==========  ============  ============

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

                                December 31, 1996

                                                           December 31, 1995
                                         -----------------------------------------------------
                                                          Gross        Gross       Estimated
                                                       Unrealized    Unrealized     Market
                                             Cost         Gains        Losses        Value
                                         ------------  -----------  ------------  ------------
U.S.  Treasury securities & obligations
   of U.S. government corporations
   and agencies .......................  $ 86,663,351  $ 2,599,555  $         --  $ 89,262,906
Obligations of states and political
   subdivisions .......................     6,086,127      108,215         1,599     6,192,743
Debt securities issued by foreign
   governments ........................     8,061,711      537,479            --     8,599,190
Corporate debt securities .............   304,402,610    7,379,558       717,644   311,064,524
Common stock of subsidiary ............     9,398,292           --     1,793,850     7,604,442
Affiliated mutual funds ...............     2,633,939           --            --     2,633,939
                                         ------------  -----------  ------------  ------------
                                         $417,246,030  $10,624,807  $  2,513,093  $425,357,744
                                         ============  ===========  ============  ============

     At December 31, 1996, the amortized cost and estimated market value of debt securities, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

                                                                   Estimated
                                                     Amortized       Market
                                                        Cost          Value
                                                    ------------  ------------
Due in one year or less ..........................  $ 64,861,358  $ 65,045,326
Due after one year through five years ............   286,602,923   287,118,976
Due after five years through ten years ...........    74,354,923    74,503,267
Due after ten years ..............................    25,247,736    25,461,329
                                                    ------------  ------------
                                                     451,066,940   452,128,898
Sinking fund bonds
   (including Collateralized Mortgage Obligations)    39,379,008    39,142,266
                                                    ------------  ------------
                                                    $490,445,948  $491,271,164
                                                    ============  ============

      During 1996, proceeds from sales of investments in debt securities were $224,681,546 and gross gains of $2,029,373 and losses of $798,350 were realized on these sales.

Note 5 -- Reinsurance Ceded

      The Company enters into coinsurance, modified coinsurance and yearly renewable term agreements with The Guardian and outside parties to provide for reinsurance of selected variable annuity contracts and group life and individual life policies. Under the terms of the modified coinsurance agreements, reserves related to the reinsurance business and corresponding assets are held by the Company. Accordingly, policy reserves include $767,937,702 and $355,264,470 at December 31, 1996 and 1995, respectively, applicable to policies reinsured under modified coinsurance agreements. The reinsurance contracts do not relieve the Company of its primary obligation for policyowner benefits. Failure of reinsurers to honor their obligations could result in losses to the Company.

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

                                December 31, 1996

      The effect of these agreements on the components of the Company's gain from operations in the accompanying statements of operations are as follows:

                                                    Year Ended December 31
                                          -------------------------------------------
                                              1996           1995           1994
                                          ------------   ------------   -------------
Premiums and deposits ..................  ($83,250,212)  ($41,212,253)  ($157,953,149)
Net investment income ..................       (61,779)            --              --
Commission and expense allowances ......    14,508,839     10,057,974      19,542,388
Reserve adjustments ....................    30,636,445    (32,192,749)     84,062,188
Other income ...........................       (25,000)            --              --
                                          ------------   ------------   -------------
  Revenues .............................   (38,191,707)   (63,347,028)    (54,348,573)

Policyholder benefits ..................   (26,873,945)   (57,577,405)    (60,707,011)
Increase in aggregate reserves .........    (5,658,260)   (11,909,990)    (16,349,743)
Reinsurance terminations ...............   (15,470,015)    11,002,701       3,517,681
General expenses .......................       (81,667)       (48,640)             --
                                          ------------   ------------   -------------
  Deductions ...........................   (48,083,887)   (58,533,334)    (73,539,073)
                                          ------------   ------------   -------------
Net income (loss) from reinsurance ceded  $  9,892,180   ($ 4,813,694)  $  19,190,500
                                          ============   ============   =============

Note 6 -- Reinsurance Assumed

      The Company has entered into various coinsurance agreements with non-affiliated and affiliated companies. The Company assumes certain life and disability income policies.

      The effect of these agreements on the components of the Company's gain from operations in the accompanying statements of operations are as follows:

                                                    Year Ended December 31
                                           -----------------------------------------
                                               1996          1995           1994
                                           ------------   -----------   ------------
Premiums and deposits ...................  $ 41,133,358   $ 7,153,623   $ 21,245,974
Net investment income ...................        94,657        62,847             --
Other income ............................       375,404        32,528         13,163
                                           ------------   -----------   ------------
  Revenues ..............................    41,603,419     7,248,998     21,259,137

Policyholder benefits ...................     8,076,053     5,086,702         13,163
Increase in aggregate reserves ..........    31,556,908      (357,463)    21,192,811
Reinsurance expenses ....................      (452,476)    1,451,058      8,503,485
Other expenses ..........................       551,319        54,043             --
                                           ------------   -----------   ------------
  Deductions ............................    39,731,804     6,234,340     29,709,459
                                           ------------   -----------   ------------
Net income (loss)from reinsurance assumed  $  1,871,615   $ 1,014,658   ($ 8,450,322)
                                           ============   ===========   ============

Note 7 -- Related Party Transactions

     A major portion of the Company's business is produced by the registered representatives of the Guardian Investor Services Corporation (GISC), a wholly owned subsidiary of the Company. During 1996, 1995 and 1994, premium and annuity considerations produced by GISC amounted to $528,353,595, $400,148,692 and $482,872,000, respectively. The related commissions paid to GISC amounted to $1,851,468, $1,409,708 and $1,709,799 for 1996, 1995 and 1994, respectively.

     The Company is billed by The Guardian for all compensation and related employee benefits for those employees of The Guardian who are engaged in the Company's business and for the Company's use of The Guardian's centralized services and agency force. The amounts charged for these services amounted to $41,129,644 in 1996, $24,989,111 in 1995 and $14,055,494 in 1994, and, in the
opinion of management, were considered appropriate for the services rendered.

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

                                December 31, 1996

      The Company has an investment in the Guardian Real Estate Account (GREA), which was established in 1987 under Delaware Insurance law as an insurance company separate account. GIAC has contributed capital to GREA from time to time to provide funds for acquisitions and to preserve liquidity. At December 31, 1996 GIAC's investment amounts to $5,803,339 and maintains a 40% ownership of GREA.

      A significant portion of the Company's separate account assets are invested in affiliated mutual funds. These funds consist of The Guardian Park Avenue Fund, The Guardian Bond Fund, The Guardian Stock Fund, The Guardian Cash Fund, The Guardian Baillie Gifford International Fund, The Guardian Asset Allocation Fund, The Guardian Investment Quality Bond Fund and The Guardian Cash Management Fund. Each of these funds has an investment advisory agreement with GISC, except for The Guardian Baillie Gifford International Fund. The investments as of December 31, 1996 and 1995 are as follows:

                                                       1996            1995
                                                  --------------  --------------
The Guardian Park Avenue Fund ..................  $  251,812,050  $  214,919,292
The Guardian Bond Fund .........................     354,316,320     374,461,581
The Guardian Stock Fund ........................   2,226,887,181   1,615,270,799
The Guardian Cash Fund .........................     378,321,710     356,820,089
The Guardian Baillie Gifford International Fund           19,720              --
The Guardian Asset Allocation Fund .............          46,623              --
The Guardian Investment Quality Bond Fund ......           9,385              --
The Guardian Cash Management Fund ..............       3,113,523              --
                                                  --------------  --------------
                                                  $3,214,526,512  $2,561,471,761
                                                  ==============  ==============

      During November 1990, the Company entered into an agreement with Baillie Gifford Overseas Ltd. to form a joint venture company - Guardian Baillie Gifford Ltd. (GBG) - which is organized as a corporation in Scotland. GBG is registered in both the United Kingdom and the United States to act as an investment advisor for the Baillie Gifford International Fund (BGIF), the Baillie Gifford Emerging Markets Fund (BGEMF) and the Guardian Baillie Gifford International Fund (GBGIF). The Funds are offered in the U.S. as investment options under certain variable annuity contracts and variable life policies. The amount of the Company's separate account assets invested in the Funds as of December 31, 1996 and 1995 was $446,466,741 and $334,281,959, respectively.

      The Company maintains an investment in an affiliated money market mutual fund, The Guardian Cash Management Fund. At December 31, 1996 and 1995 this amounted to $2,755,672 and $2,633,939, respectively.

Note 8 -- Separate Accounts

      The following represents a reconciliation of net transfers from GIAC to the separate accounts. Transfers are reported in the Summary of Operations of the Separate Account Statement:

                                               1996            1995            1994
                                           -------------   -------------   -------------
Transfers to separate accounts ..........  $ 767,741,428   $ 582,715,569   $ 688,657,147
Transfers from separate accounts ........   (518,683,141)   (398,531,802)   (288,606,548)
                                           -------------   -------------   -------------
  Net transfers to separate accounts ....    249,058,287     184,183,767     400,050,599
                                           -------------   -------------   -------------
Reconciling Adjustments:
Mortality & expense guarantees -- Annuity      54,119,656      41,474,872      31,629,838
Mortality & expense guarantees -- VLI ...       1,687,711       1,571,955       1,341,318
Administrative fees -- VA only ..........       2,967,120       3,513,459       2,752,950
Cost of collection -- VLI ...............       4,844,028       4,232,564       3,828,702
                                           -------------   -------------   -------------
  Total adjustments .....................     63,618,515      50,792,850      39,552,808
                                           -------------   -------------   -------------
Transfers as reported in the Summary of
  Operations of GIAC ....................  $ 312,676,802   $ 234,976,617   $ 439,603,407
                                           =============   =============   =============

--------------------------------------------------------------------------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

                                December 31, 1996

Note 9 -- Annuity Actuarial Reserves and Deposit Liabilities

      The following describes withdrawal characteristics of annuity actuarial reserves and deposit liabilities:

                                           Year Ending 1996            Year Ending 1995
                                     --------------------------   --------------------------
                                        Amount           %           Amount           %
                                     ------------  ------------   ------------  ------------
Subject to discretionary withdrawal
   with market value adjustment ...  $ 44,480,214         10.22%  $ 39,471,103         10.27%
   total with adjustment or at
      market value ................    44,480,214         10.22     39,471,103         10.27
   at book value without adjustment
      (minimal or no charge or
      adjustment) .................   302,433,090         69.45    260,636,570         67.81
Not subject to discretionary
    withdrawal ....................    88,546,538         20.33     84,263,477         21.92
                                     ------------  ------------   ------------  ------------
Total (gross) .....................   435,459,842        100.00    384,371,150        100.00
Reinsurance ceded .................         4,879          0.00             --          0.00
                                     ------------  ------------   ------------  ------------
Total .............................  $435,454,963        100.00%  $384,371,150        100.00%
                                     ============  ============   ============  ============

      This does not include $5,098,658,097 and $4,046,768,087 of non-guaranteed annuity reserves held in separate accounts, and $2,927,130 and $1,500,869 at December 31, 1996 and 1995, respectively, in annuity reserves being held as a loan collateral fund for loans on certain annuity contracts.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        REPORT OF INDEPENDENT ACCOUNTANTS

February 11, 1997

To the Board of Directors of
The Guardian Insurance & Annuity Company, Inc.

      We have audited the accompanying balance sheets of The Guardian Insurance & Annuity Company, Inc. as of December 31, 1996 and 1995, and the related statements of operations, of changes in common stock and surplus and of cash flows for the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As described in Note 2, these financial statements were prepared in conformity with accounting practices prescribed or permitted by insurance regulatory authorities (statutory basis of accounting), which is a comprehensive basis of accounting other than generally accepted accounting principles. Accordingly, the financial statements are not intended to represent a presentation in accordance with generally accepted accounting principles. The effects on the financial statements of the variances between such practices and generally accepted accounting principles are material and are described in Note 2.

      In our report dated February 9, 1996, we expressed an opinion that the 1995 financial statements, prepared using accounting practices prescribed or permitted by insurance regulatory authorities, were presented fairly, in all material respects, in conformity with generally accepted accounting principles. As described in Note 2 to these financial statements, pursuant to pronouncements of the Financial Accounting Standards Board, financial statements of mutual life insurance companies and their wholly owned stock insurance company subsidiaries are no longer considered presentations in conformity with generally accepted accounting principles. Accordingly, our present opinion on the presentation of the 1995 financial statements, as presented herein, is different from that expressed in our previous report.

      In our opinion, the financial statements referred to above (1) do not present fairly in conformity with generally accepted accounting principles, the financial position of The Guardian Insurance & Annuity Company, Inc. at December 31, 1996 and 1995, or the results of its operations or its cash flows for the three years in the period ended December 31, 1996, because of the effects of the variances between the statutory basis of accounting and generally accepted accounting principles, and (2) present fairly, in all material respects, its financial position and the results of its operations and its cash flows, in conformity with accounting practices prescribed or permitted by insurance authorities.


Price Waterhouse LLP
New York, New York

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                   APPENDIX A

             ILLUSTRATIONS OF DEATH BENEFITS, POLICY ACCOUNT VALUES,
            NET CASH SURRENDER VALUES AND ACCUMULATED POLICY PREMIUMS


The following tables illustrate how the Policies operate. Specifically, they show how the death benefit, Net Cash Surrender Value and Policy Account Value can vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account that are equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on policies with Face Amounts of $250,000 for a male insured at Age 40 and shown in the preferred plus classification and also in the preferred classification. Values are first given based on current charges and then based on the policy's higher guaranteed charges. In addition, each illustration is given first for a policy with an Option 1 death benefit and then for a policy with an Option 2 death benefit. These illustrations may assist in the comparison of death benefits, Net Cash Surrender Values and Policy Account Values for Park Avenue Life policies with those under other variable life insurance policies that may be issued by GIAC or other companies. Prospective policyowners are advised, however, that it may not be advantageous to replace existing life insurance coverage by purchasing a Park Avenue Life policy, particularly if the decision to replace existing coverage is based solely on a comparison of policy illustrations.

Death benefits, Net Cash Surrender Values and Policy Account Values will be different from the amounts shown if: (1) the actual gross rates of return average 0%, 6% or 12%, but vary above and below the average over the period; and
(2) Policy Premiums are paid at other than annual intervals, or if Unscheduled Payments are made. Benefits and values will also be affected by the policyowner's allocation of the Unloaned Policy Account Value among the Variable Investment Options and the Fixed-Rate Option. If the actual gross rate of return for all options averages 0%, 6% or 12%, but varies above or below that average for individual options, allocation and transfer decisions can have a significant impact on a policy's performance. Policy loans and other policy transactions, such as skipping Policy Premiums and partial withdrawals, will also affect results, as will the insured's sex, smoker status and premium class.

Death benefits, Net Cash Surrender Values and Policy Account Values shown in the tables reflect the fact that: (1) deductions have been made from annual Policy Premiums for Policy Premium Assessments and Premium Charges; and (2) Monthly Deductions are deducted from the Policy Account Value on each Monthly Date. The Net Cash Surrender Values shown in the tables reflect the fact that a surrender charge is deducted upon surrender, Face Amount reduction or lapse during the first 12 policy years. The death benefits, Net Cash Surrender Values and Policy Account Values also reflect a daily charge assessed against the Separate Account for mortality and expense risks equivalent to an annual charge of .60% (on a current basis) and .90% (on a guaranteed basis) of the average daily value of the assets in the Separate Account attributable to the policies. See "Deductions and Charges." The amounts shown in the illustrations also reflect an average of the investment advisory fees and operating expenses incurred by the mutual funds, at an annual rate of 0.76% of the average daily net assets of such funds. The average is based upon actual expenses incurred during 1996 for all funds except that (i) The Guardian Small Cap Stock Fund's expenses have been estimated since the fund was not available before 1997 and (ii) the MFS Growth with Income Series' operating expenses for 1996 were capped at 0.25% of average daily net assets of the series pursuant to the agreement with the adviser. In the absence of this agreement, operating expenses of the series, and the average investment advisory fees and expenses used in the following illustrations would have been higher.

Taking account of the charges for mortality and expense risks in the Separate Account and the average investment advisory fee and operating expenses of the mutual funds, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.36%, 4.61% and 10.56%, respectively, based on GIAC's current charge for mortality and expense risks, and -1.65%, 4.29% and 10.24%, respectively, based on GIAC's guaranteed maximum charge for mortality and expense risks. See "Net Investment Factor."


The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Separate Account since no charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, Net Cash Surrender Values and Policy Account Values illustrated. See "GIAC's Taxes."


The fourth column of each table shows the amount which would accumulate if an amount equal to the annual Policy Premium was invested to earn interest, after taxes, of 5% per year, compounded annually. There can be no assurance that a prospective policyowner would be able to earn this return. During the Guaranteed Premium Period, the annual Policy Premium is $2,532.50 for the preferred plus policy illustrated and $3,045 for the preferred policy illustrated.


GIAC will furnish upon request an illustration reflecting the proposed insured's Age, sex, premium class and the Face Amount or Basic Scheduled Premium requested, but a premium-based illustration must reflect GIAC's current minimum Face Amount requirement for Park Avenue Life -- which is $100,000.

These illustrations will refer to "net outlay" as the cash flow into or out of the policy. It is equal to the sum of all Policy Premiums and accrued loan interest paid in cash and reduced by the proceeds of any policy loan or partial withdrawal received in cash.

--------------------------------------------------------------------------------

               Male Issue Age 40, Preferred Plus Underwriting Risk


                              $250,000 Face Amount

                             Death Benefit Option 1

        These values reflect CURRENT cost of insurance and other charges


                                       Assuming Current                Assuming Current                Assuming Current
                        Premiums  Charges and 0% Gross Return     Charges and 6% Gross Return     Charges and 12% Gross Return
                                  ---------------------------     ---------------------------     ----------------------------
                       Accumulated            Net                            Net                              Net
End of    Age             at 5%   Policy     Cash      Net       Policy      Cash       Net        Policy     Cash      Net
Policy Beginning  Net   Interest  Account  Surrender  Death      Account   Surrender   Death       Account  Surrender  Death
Year    of Year Outlay  Per Year   Value     Value   Benefit      Value      Value    Benefit       Value     Value   Benefit
----    ------  ------   -------  -------   -------  -------     -------    -------   -------      -------   -------  -------
  1       40    2,533     2,659    1,682         0   250,000       1,802         0    250,000        1,922         0  250,000
  2       41    2,533     5,451    3,327         0   250,000       3,671         0    250,000        4,031       144  250,000
  3       42    2,533     8,383    4,934     1,401   250,000       5,612     2,079    250,000        6,348     2,815  250,000
  4       43    2,533    11,461    6,570     3,390   250,000       7,695     4,515    250,000        8,966     5,786  250,000
  5       44    2,533    14,693    8,158     5,332   250,000       9,849     7,022    250,000       11,836     9,009  250,000
  6       45    2,533    18,087    9,702     7,229   250,000      12,079     9,606    250,000       14,988    12,514  250,000
  7       46    2,533    21,651   11,176     9,056   250,000      14,365    12,245    250,000       18,426    16,306  250,000
  8       47    2,533    25,392   12,578    10,811   250,000      16,704    14,937    250,000       22,179    20,412  250,000
  9       48    2,533    29,321   13,924    12,510   250,000      19,116    17,703    250,000       26,298    24,885  250,000
 10       49    2,533    33,446   15,222    14,162   250,000      21,613    20,553    250,000       30,831    29,771  250,000
 15       55    2,533    57,380   20,561    20,561   250,000      35,072    35,072    250,000       61,091    61,091  250,000
 20       59    2,533    87,927   23,673    23,673   250,000      50,228    50,228    250,000      110,289   110,289  250,000
 25       64    2,533   126,912   24,079    24,079   250,000      67,259    67,259    250,000      191,266   191,266  325,531
 30       69    2,533   176,669   20,068    20,068   250,000      85,661    85,661    250,000      320,071   320,071  484,436


IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS CHOSEN BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


      THE RECALCULATED BASIC SCHEDULED PREMIUM AT ATTAINED AGE 70 WOULD BE $16,604.46 ASSUMING THE 0% RETURN; $6,545.55 ASSUMING THE 6% RETURN; AND $2,532.50, ASSUMING THE 12% RETURN.


--------------------------------------------------------------------------------

               Male Issue Age 40, Preferred Plus Underwriting Risk


                              $250,000 Face Amount

                             Death Benefit Option 1

       These values reflect GUARANTEED cost of insurance and other charges


                                       Assuming Current                Assuming Current                Assuming Current
                        Premiums  Charges and 0% Gross Return     Charges and 6% Gross Return     Charges and 12% Gross Return
                                  ---------------------------     ---------------------------     ----------------------------
                       Accumulated            Net                            Net                              Net
End of    Age             at 5%   Policy     Cash      Net       Policy      Cash       Net        Policy     Cash      Net
Policy Beginning  Net   Interest  Account  Surrender  Death      Account   Surrender   Death       Account  Surrender  Death
Year    of Year Outlay  Per Year   Value     Value   Benefit      Value      Value    Benefit       Value     Value   Benefit
----    ------  ------   -------  -------   -------  -------     -------    -------   -------      -------   -------  -------
  1       40    2,533     2,659    1,676         0   250,000       1,796         0    250,000        1,915         0  250,000
  2       41    2,533     5,451    3,081         0   250,000       3,417         0    250,000        3,967         0  250,000
  3       42    2,533     8,383    4,423       889   250,000       5,067     1,533    250,000        5,768     2,235  250,000
  4       43    2,533    11,461    5,720     2,540   250,000       6,766     3,586    250,000        7,953     4,773  250,000
  5       44    2,533    14,693    6,947     4,120   250,000       8,490     5,663    250,000       10,314     7,487  250,000
  6       45    2,533    18,087    8,097     5,624   250,000      10,231     7,758    250,000       12,861    10,387  250,000
  7       46    2,533    21,651    9,169     7,049   250,000      11,989     9,869    250,000       15,613    13,493  250,000
  8       47    2,533    25,392   10,159     8,393   250,000      13,760    11,993    250,000       18,587    16,820  250,000
  9       48    2,533    29,321   11,063     9,650   250,000      15,539    14,125    250,000       21,803    20,389  250,000
 10       49    2,533    33,446   11,873    10,813   250,000      17,319    16,259    250,000       25,280    24,220  250,000
 15       55    2,533    57,380   14,621    14,621   250,000      26,358    26,358    250,000       47,914    47,914  250,000
 20       59    2,533    87,927   13,349    13,349   250,000      33,756    33,756    250,000       81,996    81,996  250,000
 25       64    2,533   126,912    4,969     4,969   250,000      36,009    36,009    250,000      134,574   134,574  250,000
 30       69    2,533   176,669  -16,387         0   250,000      25,977    25,977    250,000      216,779   216,779  328,100


IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS CHOSEN BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


THE RECALCULATED BASIC SCHEDULED PREMIUM AT ATTAINED AGE 70 WOULD BE $17,887.50 ASSUMING THE 0% RETURN; $15,711.11 ASSUMING THE 6% RETURN; AND $2,532.50 ASSUMING THE 12% RETURN.

               Male Issue Age 40, Preferred Plus Underwriting Risk


                              $250,000 Face Amount

                             Death Benefit Option 2

        These values reflect CURRENT cost of insurance and other charges


                                       Assuming Current                Assuming Current                Assuming Current
                        Premiums  Charges and 0% Gross Return     Charges and 6% Gross Return     Charges and 12% Gross Return
                                  ---------------------------     ---------------------------     ----------------------------
                       Accumulated            Net                            Net                              Net
End of    Age             at 5%   Policy     Cash      Net       Policy      Cash       Net        Policy     Cash      Net
Policy Beginning  Net   Interest  Account  Surrender  Death      Account   Surrender   Death       Account  Surrender  Death
Year    of Year Outlay  Per Year   Value     Value   Benefit      Value      Value    Benefit       Value     Value   Benefit
----    ------  ------   -------  -------   -------  -------     -------    -------   -------      -------   -------  -------
  1       40    2,533     2,659    1,682         0   250,000       1,802         0    250,000        1,922         0  250,000
  2       41    2,533     5,451    3,327         0   250,000       3,671         0    250,000        4,031       144  250,000
  3       42    2,533     8,383    4,934     1,401   250,000       5,612     2,079    250,000        6,348     2,815  250,000
  4       43    2,533    11,461    6,570     3,390   250,000       7,695     4,515    250,000        8,966     5,786  250,000
  5       44    2,533    14,693    8,158     5,332   250,000       9,849     7,022    250,000       11,836     9,009  250,000
  6       45    2,533    18,087    9,702     7,229   250,000      12,079     9,606    250,000       14,987    12,514  250,000
  7       46    2,533    21,651   11,176     9,056   250,000      14,365    12,245    250,000       18,424    16,304  250,056
  8       47    2,533    25,392   12,578    10,811   250,000      16,704    14,937    250,000       22,172    20,405  251,152
  9       48    2,533    29,321   13,924    12,510   250,000      19,116    17,703    250,000       26,282    24,868  252,504
 10       49    2,533    33,446   15,222    14,162   250,000      21,613    20,553    250,000       30,800    29,740  254,145
 15       55    2,533    57,380   20,561    20,561   250,000      35,072    35,072    250,000       60,749    60,749  268,119
 20       59    2,533    87,927   23,673    23,673   250,000      50,228    50,228    250,000      108,477   108,477  296,820
 25       64    2,533   126,912   24,079    24,079   250,000      67,259    67,259    250,000      185,485   185,485  350,945
 30       69    2,533   176,669   20,068    20,068   250,000      85,661    85,661    250,000      310,002   310,002  469,196


IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS CHOSEN BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


THE RECALCULATED BASIC SCHEDULED PREMIUM AT ATTAINED AGE 70 WOULD BE $16,604.46 ASSUMING THE 0% RETURN; $6,545.55 ASSUMING THE 6% RETURN; AND $2,532.50, ASSUMING THE 12% RETURN.


--------------------------------------------------------------------------------

         Male Issue Age 40, Non-Smoker, Preferred Plus Underwriting Risk


                              $250,000 Face Amount

                             Death Benefit Option 2

       These values reflect GUARANTEED cost of insurance and other charges


                                       Assuming Current                Assuming Current                Assuming Current
                        Premiums  Charges and 0% Gross Return     Charges and 6% Gross Return     Charges and 12% Gross Return
                                  ---------------------------     ---------------------------     ----------------------------
                       Accumulated            Net                            Net                              Net
End of    Age             at 5%   Policy     Cash      Net       Policy      Cash       Net        Policy     Cash      Net
Policy Beginning  Net   Interest  Account  Surrender  Death      Account   Surrender   Death       Account  Surrender  Death
Year    of Year Outlay  Per Year   Value     Value   Benefit      Value      Value    Benefit       Value     Value   Benefit
----    ------  ------   -------  -------   -------  -------     -------    -------   -------      -------   -------  -------
  1       40    2,533     2,659    1,676         0   250,000       1,796         0    250,000        1,915         0  250,000
  2       41    2,533     5,451    3,081         0   250,000       3,417         0    250,000        3,767         0  250,000
  3       42    2,533     8,383    4,423       889   250,000       5,067     1,533    250,000        5,768     2,235  250,000
  4       43    2,533    11,461    5,720     2,540   250,000       6,766     3,586    250,000        7,953     4,773  250,000
  5       44    2,533    14,693    6,947     4,120   250,000       8,490     5,663    250,000       10,314     7,487  250,000
  6       45    2,533    18,087    8,097     5,624   250,000      10,231     7,758    250,000       12,861    10,387  250,000
  7       46    2,533    21,651    9,169     7,049   250,000      11,989     9,869    250,000       15,613    13,493  250,000
  8       47    2,533    25,392   10,159     8,393   250,000      13,760    11,993    250,000       18,587    16,820  250,000
  9       48    2,533    29,321   11,063     9,650   250,000      15,539    14,125    250,000       21,803    20,389  250,000
 10       49    2,533    33,446   11,873    10,813   250,000      17,319    16,259    250,000       25,280    24,220  250,000
 15       55    2,533    57,380   14,621    14,621   250,000      26,358    26,358    250,000       47,815    47,815  255,185
 20       59    2,533    87,927   13,349    13,349   250,000      33,756    33,756    250,000       81,038    81,038  269,380
 25       64    2,533   126,912    4,969     4,969   250,000      36,009    36,009    250,000      129,579   129,579  295,039
 30       69    2,533   176,669  -16,387         0   250,000      25,977    25,977    250,000      200,957   200,957  339,094


IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS CHOSEN BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


THE RECALCULATED BASIC SCHEDULED PREMIUM AT ATTAINED AGE 70 WOULD BE $17,887.50 ASSUMING THE 0% RETURN; $15,711.11 ASSUMING THE 6% RETURN; AND $2,532.50, ASSUMING THE 12% RETURN.


--------------------------------------------------------------------------------

           Male Issue Age 40, Non-Smoker, Preferred Underwriting Risk


                              $250,000 Face Amount

                             Death Benefit Option 1

        These values reflect CURRENT cost of insurance and other charges

                                       Assuming Current                Assuming Current                Assuming Current
                        Premiums  Charges and 0% Gross Return     Charges and 6% Gross Return     Charges and 12% Gross Return
                                  ---------------------------     ---------------------------     ----------------------------
                       Accumulated            Net                            Net                              Net
End of    Age             at 5%   Policy     Cash      Net       Policy      Cash       Net        Policy     Cash      Net
Policy Beginning  Net   Interest  Account  Surrender  Death      Account   Surrender   Death       Account  Surrender  Death
Year    of Year Outlay  Per Year   Value     Value   Benefit      Value      Value    Benefit       Value     Value   Benefit
----    ------  ------   -------  -------   -------  -------     -------    -------   -------      -------   -------  -------
  1       40    3,045     3,197    2,042         0   250,000       2,186         0    250,000        2,331         0  250,000
  2       41    3,045     6,554    4,021         0   250,000       4,437         0    250,000        4,872       378  250,000
  3       42    3,045    10,079    5,940     1,855   250,000       6,759     2,673    250,000        7,648     3,562  250,000
  4       43    3,045    13,781    7,872     4,195   250,000       9,228     5,551    250,000       10,761     7,084  250,000
  5       44    3,045    17,667    9,687     6,419   250,000      11,720     8,452    250,000       14,112    10,844  250,000
  6       45    3,045    21,747   11,409     8,549   250,000      14,260    11,400    250,000       17,751    14,891  250,000
  7       46    3,045    26,032   13,057    10,605   250,000      16,866    14,415    250,000       21,729    19,278  250,000
  8       47    3,045    30,531   14,631    12,588   250,000      19,546    17,503    250,000       26,086    24,043  250,000
  9       48    3,045    35,255   16,134    14,500   250,000      22,303    20,668    250,000       30,864    29,230  250,000
 10       49    3,045    40,215   17,573    16,347   250,000      25,147    23,922    250,000       36,118    34,892  250,000
 15       55    3,045    68,992   23,420    23,420   250,000      40,496    40,496    250,000       71,339    71,339  250,000
 20       59    3,045   105,720   25,743    25,743   250,000      56,946    56,946    250,000      128,432   128,432  250,000
 25       64    3,045   152,595   23,578    23,578   250,000      74,251    74,251    250,000      219,941   219,941  374,336
 30       69    3,045   212,422   15,391    15,391   250,000      92,331    92,331    250,000      362,728   362,728  548,998


IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS CHOSEN BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


THE RECALCULATED BASIC SCHEDULED PREMIUM AT ATTAINED AGE 70 WOULD BE $13,675, ASSUMING THE 0% RETURN; $7,088.39 ASSUMING THE 6% RETURN; AND $3,045, ASSUMING THE 12% RETURN.


--------------------------------------------------------------------------------

           Male Issue Age 40, Non-Smoker, Preferred Underwriting Risk


                              $250,000 Face Amount

                             Death Benefit Option 1

       These values reflect GUARANTEED cost of insurance and other charges

                                       Assuming Current                Assuming Current                Assuming Current
                        Premiums  Charges and 0% Gross Return     Charges and 6% Gross Return     Charges and 12% Gross Return
                                  ---------------------------     ---------------------------     ----------------------------
                       Accumulated            Net                            Net                              Net
End of    Age             at 5%   Policy     Cash      Net       Policy      Cash       Net        Policy     Cash      Net
Policy Beginning  Net   Interest  Account  Surrender  Death      Account   Surrender   Death       Account  Surrender  Death
Year    of Year Outlay  Per Year   Value     Value   Benefit      Value      Value    Benefit       Value     Value   Benefit
----    ------  ------   -------  -------   -------  -------     -------    -------   -------      -------   -------  -------
  1       40    3,045     3,197    2,034         0   250,000       2,178         0    250,000        2,322         0  250,000
  2       41    3,045     6,554    3,902         0   250,000       4,313         0    250,000        4,742       248  250,000
  3       42    3,045    10,079    5,699     1,613   250,000       6,499     2,414    250,000        7,369     3,284  250,000
  4       43    3,045    13,781    7,446     3,769   250,000       8,760     5,083    250,000       10,247     6,570  250,000
  5       44    3,045    17,667    9,118     5,849   250,000      11,072     7,803    250,000       13,374    10,106  250,000
  6       45    3,045    21,747   10,707     7,847   250,000      13,429    10,569    250,000       16,771    13,911  250,000
  7       46    3,045    26,032   12,213     9,762   250,000      15,833    13,382    250,000       20,463    18,012  250,000
  8       47    3,045    30,531   13,632    11,590   250,000      18,280    16,238    250,000       24,479    22,436  250,000
  9       48    3,045    35,255   14,961    13,327   250,000      20,769    19,135    250,000       28,850    27,216  250,000
 10       49    3,045    40,215   16,193    14,967   250,000      23,295    22,070    250,000       33,609    32,384  250,000
 15       55    3,045    68,992   21,058    21,058   250,000      36,762    36,752    250,000       65,211    65,211  250,000
 20       59    3,045   105,720   21,961    21,961   250,000      50,078    50,078    250,000      114,954   114,954  250,000
 25       64    3,045   152,595   15,985    15,985   250,000      60,715    60,715    250,000      193,169   193,169  328,770
 30       69    3,045   212,422   -2,563         0   250,000      63,740    63,740    250,000      308,490   308,490  466,906


IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS CHOSEN BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE RECALCULATED BASIC SCHEDULED PREMIUM AT ATTAINED AGE 70 WOULD BE $13,675, ASSUMING THE 0% RETURN; $11,363.22 ASSUMING THE 6% RETURN; AND $3,045, ASSUMING THE 12% RETURN.

--------------------------------------------------------------------------------

           Male Issue Age 40, Non-Smoker, Preferred Underwriting Risk

                              $250,000 Face Amount

                             Death Benefit Option 2

        These values reflect CURRENT cost of insurance and other charges

                                       Assuming Current                Assuming Current                Assuming Current
                        Premiums  Charges and 0% Gross Return     Charges and 6% Gross Return     Charges and 12% Gross Return
                                  ---------------------------     ---------------------------     ----------------------------
                       Accumulated            Net                            Net                              Net
End of    Age             at 5%   Policy     Cash      Net       Policy      Cash       Net        Policy     Cash      Net
Policy Beginning  Net   Interest  Account  Surrender  Death      Account   Surrender   Death       Account  Surrender  Death
Year    of Year Outlay  Per Year   Value     Value   Benefit      Value      Value    Benefit       Value     Value   Benefit
----    ------  ------   -------  -------   -------  -------     -------    -------   -------      -------   -------  -------
  1       40    3,045     3,197    2,041         0   250,000       2,186         0    250,000        2,330         0  250,000
  2       41    3,045     6,554    4,021         0   250,000       4,437         0    250,000        4,871       377  250,000
  3       42    3,045    10,079    5,940     1,855   250,000       6,758     2,673    250,000        7,647     3,561  250,000
  4       43    3,045    13,781    7,871     4,195   250,000       9,227     5,551    250,000       10,758     7,082  250,000
  5       44    3,045    17,667    9,687     6,419   250,000      11,720     8,451    250,000       14,107    10,839  250,000
  6       45    3,045    21,747   11,409     8,549   250,000      14,259    11,399    250,000       17,741    14,882  250,349
  7       46    3,045    26,032   13,056    10,605   250,000      16,866    14,414    250,000       21,710    19,259  251,440
  8       47    3,045    30,531   14,631    12,588   250,000      19,545    17,502    250,000       26,051    24,008  252,798
  9       48    3,045    35,255   16,134    14,500   250,000      22,302    20,667    250,000       30,805    29,171  254,462
 10       49    3,045    40,215   17,573    16,347   250,000      25,147    23,921    250,000       36,023    34,798  256,463
 15       55    3,045    68,992   23,420    23,420   250,000      40,495    40,495    250,000       70,641    70,641  273,216
 20       59    3,045   105,720   25,743    25,743   250,000      56,945    56,945    250,000      124,963   124,963  307,073
 25       64    3,045   152,595   23,577    23,577   250,000      74,249    74,249    250,000      211,503   211,503  370,035
 30       69    3,045   212,422   15,391    15,391   250,000      92,328    92,328    250,000      349,430   349,430  528,870


IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS CHOSEN BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


THE RECALCULATED BASIC SCHEDULED PREMIUM AT ATTAINED AGE 70 WOULD BE $13,675, ASSUMING THE 0% RETURN; $7,088.81 ASSUMING THE 6% RETURN; AND $3,045, ASSUMING THE 12% RETURN.


--------------------------------------------------------------------------------

           Male Issue Age 40, Non-Smoker, Preferred Underwriting Risk

                              $250,000 Face Amount

                             Death Benefit Option 2

       These values reflect GUARANTEED cost of insurance and other charges

                                       Assuming Current                Assuming Current                Assuming Current
                        Premiums  Charges and 0% Gross Return     Charges and 6% Gross Return     Charges and 12% Gross Return
                                  ---------------------------     ---------------------------     ----------------------------
                       Accumulated            Net                            Net                              Net
End of    Age             at 5%   Policy     Cash      Net       Policy      Cash       Net        Policy     Cash      Net
Policy Beginning  Net   Interest  Account  Surrender  Death      Account   Surrender   Death       Account  Surrender  Death
Year    of Year Outlay  Per Year   Value     Value   Benefit      Value      Value    Benefit       Value     Value   Benefit
----    ------  ------   -------  -------   -------  -------     -------    -------   -------      -------   -------  -------
  1       40    3,045     3,197    2,034         0   250,000       2,178         0    250,000        2,322         0  250,000
  2       41    3,045     6,554    3,901         0   250,000       4,312         0    250,000        4,741       247  250,000
  3       42    3,045    10,079    5,699     1,613   250,000       6,499     2,413    250,000        7,368     3,282  250,000
  4       43    3,045    13,781    7,446     3,769   250,000       8,759     5,082    250,000       10,245     6,568  250,000
  5       44    3,045    17,667    9,117     5,849   250,000      11,071     7,803    250,000       13,371    10,103  250,000
  6       45    3,045    21,747   10,707     7,847   250,000      13,428    10,569    250,000       16,765    13,905  250,000
  7       46    3,045    26,032   12,213     9,762   250,000      15,832    13,381    250,000       20,452    18,000  250,182
  8       47    3,045    30,531   13,632    11,589   250,000      18,279    16,237    250,000       24,458    22,415  251,205
  9       48    3,045    35,255   14,961    13,327   250,000      20,768    19,134    250,000       28,812    27,178  252,470
 10       49    3,045    40,215   16,192    14,967   250,000      23,294    22,069    250,000       33,545    32,319  253,985
 15       55    3,045    68,992   21,058    21,058   250,000      36,750    36,750    250,000       64,677    64,677  267,252
 20       59    3,045   105,720   21,961    21,961   250,000      50,077    50,077    250,000      112,140   112,140  294,250
 25       64    3,045   152,595   15,984    15,984   250,000      60,714    60,714    250,000      184,182   184,182  342,715
 30       69    3,045   212,422   -2,563         0   250,000      63,738    63,738    250,000      293,653   293,653  444,451


IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS CHOSEN BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


THE RECALCULATED BASIC SCHEDULED PREMIUM AT ATTAINED AGE 70 WOULD BE $13,675, ASSUMING THE 0% RETURN; $11,363.63 ASSUMING THE 6% RETURN; AND $3,045, ASSUMING THE 12% RETURN.

--------------------------------------------------------------------------------

                                   APPENDIX B
                        INVESTMENT EXPERIENCE INFORMATION

This Appendix provides hypothetical illustrations of the Separate Account's and the policy's investment experience based on the historical investment experience of the mutual funds. It does not represent what may happen in the future. GIAC began to offer the policies and the Separate Account commenced its operations on September 1, 1995. The mutual funds commenced their operations on the dates noted below:

                                           Date
                                        Operations
             Fund Name                   Commenced
      -------------------------         ----------
      Guardian Stock Fund                4/13/83
      Guardian Bond Fund                 5/1/83
      Guardian Cash Fund                 11/10/81
      Baillie Gifford
        International Fund               2/8/91
      Value Line Strategic Asset
        Management Trust                 10/1/87
      Value Line Centurion Fund          11/15/83
      MFSGrowth with
        Income Series                    10/9/95

Even though the policies were not available when certain of the mutual funds commenced their operations, the illustrations are based on the actual investment experience of the mutual funds since their respective inception dates. The illustrations reflect deductions for each fund's expenses, as well as the Separate Account's charge for mortality and expense risks, which is currently deducted each day at an annual rate of .60% of the Separate Account's assets. The illustrations assume that annual Policy Premiums were paid at the beginning of each policy year and that no loans, partial withdrawals, transfers or other policyowner transactions were made during the periods shown. The results for The Guardian Stock Fund and The Guardian Bond Fund reflect the effects of expense reimbursements which occurred during the years ended December 31, 1984 and 1985. The results for MFSGrowth with Income Series reflect the effects of expense reimbursements during the years ended December 31, 1995 and 1996. Without these expense reimbursements, the results for these funds would be lower. The Guardian Small Cap Stock Fund has not been included since it began operations in 1997.

Separate Account Investment Experiences

The policies are supported by the Separate Account which invests in the mutual funds. The investment experience of the corresponding Variable Investment Options chosen by a policyowner will affect the values and benefits of his or her policy.

Many factors in addition to investment experience will affect the actual values and benefits of a Policy. For instance, a policyowner's actual investment experience will reflect the charges deducted from Policy Premiums, and the Monthly or any Transaction Deductions from the Policy Account Value associated with his or her policy. To the extent applicable to the situations covered by the following illustrations, the results shown in the illustrations reflect that GIAC reduces the Policy Premiums and Policy Account Value to pay charges and deductions. See "Deductions and Charges."

Net Rates of Return

The "Annual Net Rate of Return" is the effective earnings rate at which the Variable Investment Options would have increased or decreased over each one year period, based on the investment experience of their corresponding mutual funds. The rate is calculated by taking the difference between the ending unit values and beginning unit values and dividing the result by the beginning unit values. See "Amounts in the Separate Account" and "Net Investment Factor."


Policy Performance


Option 1 Death Benefit


The first series of examples provided assumes that a policy with an Option 1 death benefit was issued for a male nonsmoker preferred plus risk at Age 40 with a $250,000 Face Amount and annual Policy Premium of $2,532.50. Each example in this series also assumes that 100% of the Policy Account Value is allocated to a single Variable Investment Option. For this reason, it is further assumed that the Policy Date for each example was the inception date for the applicable option's corresponding mutual fund (see above). Thus, the due date for each annually paid Policy Premiums is that same date each year. The second series of examples assumes an Option 1 policy was issued for a male nonsmoker preferred risk at Age 40 with a $250,000 Face Amount and annual Policy Premiums of $3,045 under the same additional circumstances as the first series of examples. These illustrations of policy performance reflect all charges applicable to the policy, including cost of insurance charges based on GIAC's current rates for the subject insureds.


Option 2 Death Benefit


The first series of examples provided assumes that a policy with an Option 2 death benefit was issued for a male nonsmoker preferred plus risk at Age 40 with a $250,000 Face Amount and annual Policy Premium of $2,532.50. Each example in this series also assumes that 100% of the Policy Account Value is allocated to a single Variable Investment Option. For this reason, it is further assumed that the Policy Date for each example was the inception date for the applicable option's corresponding mutual fund (see above). Thus, the due date for each annually paid Policy Premiums is that same date each year. The second series of examples assumes an Option 2 policy was issued for a male nonsmoker preferred risk at Age 40 with a $250,000 Face Amount and annual Policy Premiums of $3,045 under the same additional circumstances as the first series of examples. These illustrations of policy performance reflect all charges applicable to the policy, including cost of insurance charges based on GIAC's current rates for the subject insured.


--------------------------------------------------------------------------------

         Male Issue Age 40, Non-Smoker, Preferred Plus Underwriting Risk
                              $250,000 Face Amount
                             Death Benefit Option 1

THE GUARDIAN STOCK FUND

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
04/13/83               12/31/83            2,533           9.80%              0            2,072            250,000
01/01/84               12/31/84            5,065          10.13%            230            4,117            250,000
01/01/85               12/31/85            7,598          31.22%          3,962            7,495            250,000
01/01/86               12/31/86           10,130          16.40%          7,487           10,667            250,000
01/01/87               12/31/87           12,663           1.26%          9,710           12,537            250,000
01/01/88               12/31/88           15,195          19.65%         14,489           16,962            250,000
01/01/89               12/31/89           17,728          22.81%         20,679           22,799            250,000
01/01/90               12/31/90           20,260         -12.38%         19,655           21,422            250,000
01/01/91               12/31/91           22,793          35.14%         29,571           30,984            250,000
01/01/92               12/31/92           25,325          19.35%         37,747           38,807            250,000
01/01/93               12/31/93           27,858          19.24%         47,358           48,065            250,000
01/01/94               12/31/94           30,390          -1.86%         48,251           48,604            250,000
01/01/95               12/31/95           32,923          33.84%         67,037           67,037            250,000
01/01/96               12/31/96           35,455          26.14%         86,481           86,481            250,000

THE GUARDIAN BOND FUND

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
05/01/83               12/31/83            2,533          -1.15%              0            1,897            250,000
01/01/84               12/31/84            5,065          12.36%             92            3,978            250,000
01/01/85               12/31/85            7,598          21.63%          3,246            6,779            250,000
01/01/86               12/31/86           10,130          14.15%          6,445            9,625            250,000
01/01/87               12/31/87           12,663          -0.28%          8,486           11,313            250,000
01/01/88               12/31/88           15,195           9.04%         11,668           14,141            250,000
01/01/89               12/31/89           17,728          13.20%         15,705           17,825            250,000
01/01/90               12/31/90           20,260           6.92%         18,988           20,754            250,000
01/01/91               12/31/91           22,793          15.49%         24,315           25,728            250,000
01/01/92               12/31/92           25,325           7.05%         28,121           29,181            250,000
01/01/93               12/31/93           27,858           9.19%         32,770           33,476            250,000
01/01/94               12/31/94           30,390          -4.03%         33,145           33,499            250,000
01/01/95               12/31/95           32,923          16.88%         40,803           40,803            250,000
01/01/96               12/31/96           35,455           2.26%         43,172           43,172            250,000

VALUE LINE STRATEGIC ASSET MANAGEMENT TRUST

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
10/01/87               12/31/87            2,533          -5.28%              0            2,066            250,000
01/01/88               12/31/88            5,065           9.19%             97            3,984            250,000
01/01/89               12/31/89            7,598          24.80%          3,181            6,714            250,000
01/01/90               12/31/90           10,130          -0.75%          5,176            8,356            250,000
01/01/91               12/31/91           12,663          42.48%         10,900           13,726            250,000
01/01/92               12/31/92           15,195          14.36%         14,969           17,442            250,000
01/01/93               12/31/93           17,728          11.19%         18,987           21,107            250,000
01/01/94               12/31/94           20,260          -5.45%         19,814           21,581            250,000
01/01/95               12/31/95           22,793          27.77%         27,809           29,223            250,000
01/01/96               12/31/96           25,325          15.18%         34,206           35,266            250,000


--------------------------------------------------------------------------------

         Male Issue Age 40, Non-Smoker, Preferred Plus Underwriting Risk
                              $250,000 Face Amount
                             Death Benefit Option 1

VALUE LINE CENTURION FUND


                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
o 11/15/83             12/31/83            2,533          -8.37%              0            2,045            250,000
01/01/84               12/31/84            5,065          -8.73%              0            3,574            250,000
01/01/85               12/31/85            7,598          31.14%          2,834            6,367            250,000
01/01/86               12/31/86           10,130          16.13%          5,899            9,079            250,000
01/01/87               12/31/87           12,663          -3.43%          7,670           10,496            250,000
01/01/88               12/31/88           15,195           6.93%         10,455           12,928            250,000
01/01/89               12/31/89           17,728          30.70%         16,452           18,572            250,000
01/01/90               12/31/90           20,260           4.93%         19,359           21,126            250,000
01/01/91               12/31/91           22,793          51.27%         32,120           33,533            250,000
01/01/92               12/31/92           25,325           5.29%         35,835           36,895            250,000
01/01/93               12/31/93           27,858           8.55%         40,905           41,611            250,000
01/01/94               12/31/94           30,390          -2.80%         41,590           41,944            250,000
01/01/95               12/31/95           32,923          39.24%         59,878           59,878            250,000
01/01/96               12/31/96           35,455          16.64%         71,385           71,385            250,000

BAILLIE GIFFORD INTERNATIONAL FUND

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
02/08/91               12/31/91            2,533           7.98%              0            1,925            250,000
01/01/92               12/31/92            5,065          -9.45%              0            3,271            250,000
01/01/93               12/31/93            7,598          33.24%          3,088            6,622            250,000
01/01/94               12/31/94           10,130           0.26%          5,193            8,373            250,000
01/01/95               12/31/95           12,663          10.56%          8,330           11,156            250,000
01/01/96               12/31/96           15,195          14.72%         12,277           14,750            250,000

MFS GROWTH WITH INCOME SERIES

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
10/09/95               12/31/95            2,533           6.49%              0            2,330            250,000
01/01/96               12/31/96            5,065          23.71%            744            4,631            250,000


--------------------------------------------------------------------------------

         Male Issue Age 40, Non-Smoker, Preferred Plus Underwriting Risk
                              $250,000 Face Amount
                             Death Benefit Option 2

THE GUARDIAN STOCK FUND


                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
04/13/83               12/31/83            2,533           9.80%              0            2,072            250,000
01/01/84               12/31/84            5,065          10.13%            230            4,117            250,000
01/01/85               12/31/85            7,598          31.22%          3,962            7,495            250,000
01/01/86               12/31/86           10,130          16.40%          7,486           10,666            250,379
01/01/87               12/31/87           12,663           1.26%          9,708           12,534            250,000
01/01/88               12/31/88           15,195          19.65%         14,482           16,956            251,853
01/01/89               12/31/89           17,728          22.81%         20,662           22,782            255,133
01/01/90               12/31/90           20,260         -12.38%         19,632           21,399            251,120
01/01/91               12/31/91           22,793          35.14%         29,526           30,939            257,932
01/01/92               12/31/92           25,325          19.35%         37,662           38,722            262,871
01/01/93               12/31/93           27,858          19.24%         47,203           47,910            269,124
01/01/94               12/31/94           30,390          -1.86%         48,035           48,388            266,609
01/01/95               12/31/95           32,923          33.84%         66,639           66,639            281,685
01/01/96               12/31/96           35,455          26.14%         85,787           85,787            297,524

THE GUARDIAN BOND FUND

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
05/01/83               12/31/83            2,533          -1.15%              0            1,897            250,000
01/01/84               12/31/84            5,065          12.36%             92            3,978            250,000
01/01/85               12/31/85            7,598          21.63%          3,246            6,779            250,000
01/01/86               12/31/86           10,130          14.15%          6,445            9,625            250,000
01/01/87               12/31/87           12,663          -0.28%          8,486           11,312            250,000
01/01/88               12/31/88           15,195           9.04%         11,667           14,140            250,000
01/01/89               12/31/89           17,728          13.20%         15,703           17,823            250,300
01/01/90               12/31/90           20,260           6.92%         18,984           20,750            250,602
01/01/91               12/31/91           22,793          15.49%         24,304           25,718            252,847
01/01/92               12/31/92           25,325           7.05%         28,099           29,159            253,450
01/01/93               12/31/93           27,858           9.19%         32,732           33,439            254,799
01/01/94               12/31/94           30,390          -4.03%         33,097           33,450            251,819
01/01/95               12/31/95           32,923          16.88%         40,728           40,728            255,933
01/01/96               12/31/96           35,455           2.26%         43,070           43,070            254,971

VALUE LINE STRATEGIC ASSET MANAGEMENT TRUST

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
10/01/87               12/31/87            2,533          -5.28%              0            2,066            250,000
01/01/88               12/31/88            5,065           9.19%             97            3,984            250,000
01/01/89               12/31/89            7,598          24.80%          3,181            6,714            250,000
01/01/90               12/31/90           10,130          -0.75%          5,176            8,356            250,000
01/01/91               12/31/91           12,663          42.48%         10,899           13,725            252,197
01/01/92               12/31/92           15,195          14.36%         14,963           17,437            253,498
01/01/93               12/31/93           17,728          11.19%         18,973           21,093            254,468
01/01/94               12/31/94           20,260          -5.45%         19,795           21,561            252,525
01/01/95               12/31/95           22,793          27.77%         27,773           29,186            257,471
01/01/96               12/31/96           25,325          15.18%         34,140           35,200            260,698


--------------------------------------------------------------------------------

         Male Issue Age 40, Non-Smoker, Preferred Plus Underwriting Risk
                              $250,000 Face Amount
                             Death Benefit Option 2

VALUE LINE CENTURION FUND


                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
11/15/83               12/31/83            2,533          -8.37%              0            2,045            250,000
01/01/84               12/31/84            5,065          -8.73%              0            3,574            250,000
01/01/85               12/31/85            7,598          31.14%          2,834            6,367            250,000
01/01/86               12/31/86           10,130          16.13%          5,899            9,079            250,000
01/01/87               12/31/87           12,663          -3.43%          7,670           10,496            250,000
01/01/88               12/31/88           15,195           6.93%         10,455           12,928            250,000
01/01/89               12/31/89           17,728          30.70%         16,451           18,571            252,443
01/01/90               12/31/90           20,260           4.93%         19,354           21,121            252,412
01/01/91               12/31/91           22,793          51.27%         32,095           33,508            262,133
01/01/92               12/31/92           25,325           5.29%         35,778           36,838            262,690
01/01/93               12/31/93           27,858           8.55%         40,806           41,512            264,477
01/01/94               12/31/94           30,390          -2.80%         41,456           41,809            261,809
01/01/95               12/31/95           32,923          39.24%         59,614           59,614            276,577
01/01/96               12/31/96           35,455          16.64%         70,947           70,947            284,657

BAILLIE GIFFORD INTERNATIONAL FUND

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
02/08/91               12/31/91            2,533           7.98%              0            1,925            250,000
01/01/92               12/31/92            5,065          -9.45%              0            3,271            250,000
01/01/93               12/31/93            7,598          33.24%          3,088            6,622            250,000
01/01/94               12/31/94           10,130           0.26%          5,193            8,373            250,000
01/01/95               12/31/95           12,663          10.56%          8,330           11,156            250,000
01/01/96               12/31/96           15,195          14.72%         12,277           14,750            250,000

MFS GROWTH WITH INCOME SERIES

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
10/09/95               12/31/95            2,533           6.49%              0            2,330            250,000
01/01/96               12/31/96            5,065          23.71%            744            4,631            250,000


--------------------------------------------------------------------------------

           Male Issue Age 40, Non-Smoker, Preferred Underwriting Risk
                              $250,000 Face Amount
                             Death Benefit Option 1

THE GUARDIAN STOCK FUND


                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
04/13/83               12/31/83            3,045           9.80%              0            2,507            250,000
01/01/84               12/31/84            6,090          10.13%            480            4,974            250,000
01/01/85               12/31/85            9,135          31.22%          4,949            9,034            250,000
01/01/86               12/31/86           12,180          16.40%          9,146           12,823            250,000
01/01/87               12/31/87           15,225           1.26%         11,726           14,994            250,000
01/01/88               12/31/88           18,270          19.65%         17,310           20,169            250,000
01/01/89               12/31/89           21,315          22.81%         24,552           27,003            250,000
01/01/90               12/31/90           24,360         -12.38%         23,257           25,300            250,000
01/01/91               12/31/91           27,405          35.14%         34,882           36,516            250,000
01/01/92               12/31/92           30,450          19.35%         44,444           45,670            250,000
01/01/93               12/31/93           33,495          19.24%         55,686           56,504            250,000
01/01/94               12/31/94           36,540          -1.86%         56,700           57,108            250,000
01/01/95               12/31/95           39,585          33.84%         78,764           78,764            250,000
01/01/96               12/31/96           42,630          26.14%        101,637          101,637            250,000

THE GUARDIAN BOND FUND

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
05/01/83               12/31/83            3,045          -1.15%              0            2,293            250,000
01/01/84               12/31/84            6,090          12.36%            313            4,807            250,000
01/01/85               12/31/85            9,135          21.63%          4,086            8,171            250,000
01/01/86               12/31/86           12,180          14.15%          7,891           11,568            250,000
01/01/87               12/31/87           15,225          -0.28%         10,256           13,525            250,000
01/01/88               12/31/88           18,270           9.04%         13,935           16,795            250,000
01/01/89               12/31/89           21,315          13.20%         18,611           21,063            250,000
01/01/90               12/31/90           24,360           6.92%         22,402           24,444            250,000
01/01/91               12/31/91           27,405          15.49%         28,595           30,230            250,000
01/01/92               12/31/92           30,450           7.05%         32,992           34,217            250,000
01/01/93               12/31/93           33,495           9.19%         38,363           39,180            250,000
01/01/94               12/31/94           36,540          -4.03%         38,748           39,157            250,000
01/01/95               12/31/95           39,585          16.88%         47,660           47,660            250,000
01/01/96               12/31/96           42,630           2.26%         50,394           50,394            250,000


VALUE LINE STRATEGIC ASSET MANAGEMENT TRUST

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
10/01/87               12/31/87            3,045          -5.28%              0            2,489            250,000
01/01/88               12/31/88            6,090           9.19%            316            4,810            250,000
01/01/89               12/31/89            9,135          24.80%          4,013            8,098            250,000
01/01/90               12/31/90           12,180          -0.75%          6,377           10,054            250,000
01/01/91               12/31/91           15,225          42.48%         13,189           16,458            250,000
01/01/92               12/31/92           18,270          14.36%         17,954           20,814            250,000
01/01/93               12/31/93           21,315          11.19%         22,620           25,071            250,000
01/01/94               12/31/94           24,360          -5.45%         23,505           25,548            250,000
01/01/95               12/31/95           27,405          27.77%         32,873           34,507            250,000
01/01/96               12/31/96           30,450          15.18%         40,344           41,570            250,000


--------------------------------------------------------------------------------

           Male Issue Age 40, Non-Smoker, Preferred Underwriting Risk
                              $250,000 Face Amount
                             Death Benefit Option 1

THE VALUE LINE CENTURION FUND


                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
11/15/83               12/31/83            3,045          -8.37%              0            2,462            250,000
01/01/84               12/31/84            6,090          -8.73%              0            4,315            250,000
01/01/85               12/31/85            9,135          31.14%          3,595            7,680            250,000
01/01/86               12/31/86           12,180          16.13%          7,251           10,928            250,000
01/01/87               12/31/87           15,225          -3.43%          9,319           12,588            250,000
01/01/88               12/31/88           18,270           6.93%         12,547           15,407            250,000
01/01/89               12/31/89           21,315          30.70%         19,550           22,002            250,000
01/01/90               12/31/90           24,360           4.93%         22,892           24,935            250,000
01/01/91               12/31/91           27,405          51.27%         37,855           39,490            250,000
01/01/92               12/31/92           30,450           5.29%         42,165           43,390            250,000
01/01/93               12/31/93           33,495           8.55%         48,058           48,875            250,000
01/01/94               12/31/94           36,540          -2.80%         48,799           49,208            250,000
01/01/95               12/31/95           39,585          39.24%         70,217           70,217            250,000
01/01/96               12/31/96           42,630          16.64%         83,714           83,714            250,000

BAILLIE GIFFORD INTERNATIONAL FUND

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
02/08/91               12/31/91            3,045           7.98%              0            2,333            250,000
01/01/92               12/31/92            6,090          -9.45%              0            3,953            250,000
01/01/93               12/31/93            9,135          33.24%          3,890            7,976            250,000
01/01/94               12/31/94           12,180           0.26%          6,372           10,048            250,000
01/01/95               12/31/95           15,225          10.56%         10,033           13,301            250,000
01/01/96               12/31/96           18,270          14.72%         14,608           17,468            250,000

MFS GROWTH WITH INCOME SERIES

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
10/09/95               12/31/95            3,045           6.64%              0            2,806            250,000
01/01/96               12/31/96            6,090          23.71%          1,098            5,592            250,000


--------------------------------------------------------------------------------

           Male Issue Age 40, Non-Smoker, Preferred Underwriting Risk
                              $250,000 Face Amount
                             Death Benefit Option 2

THE GUARDIAN STOCK FUND


                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
04/13/83               12/31/83            3,045           9.80%              0            2,507            250,000
01/01/84               12/31/84            6,090          10.13%            479            4,973            250,000
01/01/85               12/31/85            9,135          31.22%          4,946            9,032            250,482
01/01/86               12/31/86           12,180          16.40%          9,139           12,815            251,654
01/01/87               12/31/87           15,225           1.26%         11,713           14,981            251,127
01/01/88               12/31/88           18,270          19.65%         17,284           20,143            253,529
01/01/89               12/31/89           21,315          22.81%         24,498           26,949            257,483
01/01/90               12/31/90           24,360         -12.38%         23,190           25,233            252,814
01/01/91               12/31/91           27,405          35.14%         34,760           36,394            260,915
01/01/92               12/31/92           30,450          19.35%         44,236           45,461            266,800
01/01/93               12/31/93           33,495          19.24%         55,336           56,153            274,220
01/01/94               12/31/94           36,540          -1.86%         56,240           56,649            271,366
01/01/95               12/31/95           39,585          33.84%         77,960           77,960            289,112
01/01/96               12/31/96           42,630          26.14%        100,297          100,297            307,741


THE GUARDIAN BOND FUND

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
05/01/83               12/31/83            3,045          -1.15%              0            2,293            250,000
01/01/84               12/31/84            6,090          12.36%            312            4,806            250,000
01/01/85               12/31/85            9,135          21.63%          4,085            8,170            250,000
01/01/86               12/31/86           12,180          14.15%          7,888           11,565            250,534
01/01/87               12/31/87           15,225          -0.28%         10,251           13,519            250,000
01/01/88               12/31/88           18,270           9.04%         13,926           16,786            250,308
01/01/89               12/31/89           21,315          13.20%         18,596           21,047            251,723
01/01/90               12/31/90           24,360           6.92%         22,376           24,419            252,147
01/01/91               12/31/91           27,405          15.49%         28,550           30,184            254,858
01/01/92               12/31/92           30,450           7.05%         32,919           34,145            255,643
01/01/93               12/31/93           33,495           9.19%         38,252           39,069            257,299
01/01/94               12/31/94           36,540          -4.03%         38,611           39,019            253,903
01/01/95               12/31/95           39,585          16.88%         47,460           47,460            258,792
01/01/96               12/31/96           42,630           2.26%         50,136           50,136            257,764

VALUE LINE STRATEGIC ASSET MANAGEMENT TRUST

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
10/01/87               12/31/87            3,045          -5.28%              0            2,489            250,000
01/01/88               12/31/88            6,090           9.19%            316            4,810            250,000
01/01/89               12/31/89            9,135          24.80%          4,012            8,097            250,713
01/01/90               12/31/90           12,180          -0.75%          6,376           10,053            250,137
01/01/91               12/31/91           15,225          42.48%         13,184           16,452            253,865
01/01/92               12/31/92           18,270          14.36%         17,936           20,795            255,484
01/01/93               12/31/93           21,315          11.19%         22,581           25,032            256,914
01/01/94               12/31/94           24,360          -5.45%         23,451           25,493            254,472
01/01/95               12/31/95           27,405          27.77%         32,777           34,411            260,380
01/01/96               12/31/96           30,450          15.18%         40,185           41,411            264,257


--------------------------------------------------------------------------------

           Male Issue Age 40, Non-Smoker, Preferred Underwriting Risk
                              $250,000 Face Amount
                             Death Benefit Option 2

VALUE LINE CENTURION FUND


                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
11/15/83               12/31/83            3,045          -8.37%              0            2,462            250,114
01/01/84               12/31/84            6,090          -8.73%              0            4,315            250,000
01/01/85               12/31/85            9,135          31.14%          3,594            7,680            250,602
01/01/86               12/31/86           12,180          16.13%          7,250           10,927            251,339
01/01/87               12/31/87           15,225          -3.43%          9,317           12,585            250,332
01/01/88               12/31/88           18,270           6.93%         12,544           15,404            250,436
01/01/89               12/31/89           21,315          30.70%         19,542           21,994            254,230
01/01/90               12/31/90           24,360           4.93%         22,872           24,915            254,261
01/01/91               12/31/91           27,405          51.27%         37,788           39,422            265,771
01/01/92               12/31/92           30,450           5.29%         42,033           43,259            266,502
01/01/93               12/31/93           33,495           8.55%         47,842           48,660            268,676
01/01/94               12/31/94           36,540          -2.80%         48,516           48,924            265,637
01/01/95               12/31/95           39,585          39.24%         69,686           69,686            282,992
01/01/96               12/31/96           42,630          16.64%         82,872           82,872            292,526

BAILLIE GIFFORD INTERNATIONAL FUND

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
02/08/91               12/31/91            3,045           7.98%              0            2,333            250,000
01/01/92               12/31/92            6,090          -9.45%              0            3,953            250,000
01/01/93               12/31/93            9,135          33.24%          3,890            7,975            250,000
01/01/94               12/31/94           12,180           0.26%          6,370           10,047            250,000
01/01/95               12/31/95           15,225          10.56%         10,030           13,299            250,000
01/01/96               12/31/96           18,270          14.72%         14,603           17,462            250,360

MFS GROWTH WITH INCOME SERIES

                                           Total         Annual         Net Cash         Policy
Beginning               Ending           Premiums       Net Rate        Surrender        Account             Death
Date                     Date              Paid         of Return         Value           Value             Benefit
-------------------------------------------------------------------------------------------------------------------
10/09/95               12/31/95            3,045           6.49%              0            2,806            250,224
01/01/96               12/31/96            6,090          23.71%          1,097            5,591            250,677


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                   APPENDIX C

                             LONG TERM MARKET TRENDS

This Appendix provides information about the historical returns on different types of securities. This information is intended to help to provide a perspective on the potential risks and rewards of investing in selected types of securities over different periods of time. Together with an assessment of a policyowner's financial goals, risk tolerance, time horizon and personal expectations about investment performance, this information may be used to guide allocation and transfer decisions. However, none of the historical returns provided here are directly related to the performance of the Variable Investment Options under a policy, and none of the mutual funds offered through the Separate Account are managed to match the performance of unmanaged indices or groups of securities. Most importantly, past performance does not assure future results.

The source for the historical returns presented here is Stocks, Bonds, Bills and Inflation (SBBI) 1997 Yearbook(TM), Ibbotson Associates, Chicago (Annually updates work by Roger G. Ibbotson and Rex A. Sinquefield.) Used with permission. All rights reserved. Ibbotson classifies securities as Large Company Stocks, Small Company Stocks, Long-term Corporate Bonds, Long-term Government Bonds, Intermediate-term Government Bonds and U.S. Treasury Bills. Inflation, as measured by the Consumer Price Index for All Urban Consumers (CPI-U), is shown for comparative purposes.

The returns reported by SBBI assume that dividends, capital gains and interest are reinvested over time. The SBBI data do not reflect the effects of charges associated with a Park Avenue Life policy. That information is discussed under the prospectus heading "Deductions and Charges." It is imporant to remember that although the policy's charges will reduce a policyowner's returns, they permit GIAC to provide the benefits to policyowners and beneficiaries.

AVERAGE ANNUAL HISTORICAL RETURNS FOR CERTAIN TYPES OF SECURITIES

The following data indicate that, historically, the long-term investment performance of common stocks has been positive and generally superior to that of other types of securities.

                     Annual Returns By Ibbotson Asset Class*
                                  1926 to 1996

                               [GRAPHIC OMITTED]

                                                     Average
                                                 Annual Returns
       Ibbotson Asset Classes*                      1926-1996
       ----------------------                       ---------
   A   Large Company Stocks                           10.7%
   B   Small Company Stocks                           12.6%
   C   Long-Term Corporate Bonds                       5.6%
   D   Long-Term Government Bonds                      5.1%
   E   Intermediate-Term Government Bonds              5.2%
   F   US Treasury Bills                               3.7%
   G   Inflation                                       3.1%

However, common stocks have also been subject to more dramatic changes in value from year to year than other types of securities. The following bar chart shows the ranges from highest to lowest of specific annual returns for each Ibbotson Asset Class during the years 1926 through 1996. The accompanying table identifies the returns for the best and worst years for each Ibbotson Asset Class over the same span of time.

                                Range of Returns
                             By Ibbotson Asset Class
                            One Year Holding Periods
                                    1926-1996

                               [GRAPHIC OMITTED]

                                              One Year Returns
    Ibbotson Asset Classes*            Maximum Value      Minimum Value
    ----------------------             --------------     --------------
  A Large Company Stocks                53.99% (1933)     -43.34% (1931)
  B Small Company Stocks               142.87% (1933)     -58.01% (1937)
  C Long-Term Corporate Bonds           42.56% (1982)      -8.09% (1969)
  D Long-Term Government
    Bonds                               40.36% (1982)      -9.18% (1967)
  E Intermediate-Term
    Government Bonds                    29.10% (1982)      -5.14% (1994)
  F US  Treasury Bills                  14.71% (1981)      -0.02% (1938)
  G Inflation                           18.16% (1946)     -10.30% (1932)

--------------------------------------------------------------------------------

In 45 of the 71 one year holding periods charted by Ibbotson Associates for the period 1926 through 1996, common stocks provided the highest returns of all Asset Classes. Conversely, common stocks also experienced the highest number of one year periods when losses occurred; 21 out of 71 periods for Small Company Stocks and 20 out of 71 periods for Large Company Stocks.

A) Large Company Stock returns -- Represented by the Standard and Poor's 500 Stock Composite Index (S&P500).

B) Small Company Stock returns -- Represented by the fifth capitalization quintile of stocks on the New York Stock Exchange for 1926-1981 and the performance of the Dimensional Fund Advisors (DFA) Small Company Fund thereafter.

C) Long-term Corporate Bond returns --Represented by the Salomon Brothers long-term, high grade corporate bond total return index.

D) Long-term Government Bond returns -- Measured using a one-bond portfolio with maturity near 20 years.

E) Intermediate-term Government Bond returns -- Measured using a one-bond portfolio with a maturity near 5 years.

F) U.S. Treasury Bill returns -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

LENGTHENING THE HOLDING PERIOD TO REDUCE THE IMPACT OF SHORT-TERM VOLATILITY

The following bar chart shows the ranges from highest to lowest of the average annual returns for each Ibbotson Asset Class during the 62 overlapping 10-year periods within the years 1926 through 1996 (i.e., 1926-1935, 1927-1936 and so on through 1987-1996). The accompanying table identifies the returns for the best and worst 10-year periods for each Ibbotson Asset Class within the years 1926 through 1996.

                                Range of Returns
                             By Ibbotson Asset Class
                     62 Overlapping Ten Year Holding Periods
                                    1926-1996

                               [GRAPHIC OMITTED]

                                     Ten Year Average   Annual Returns
    Ibbotson Asset Classes            Maximum Value      Minimum Value
    ----------------------           ---------------    ---------------
  A Large Company Stocks             20.06% (1949-58)  -0.89% (1929-38)
  B Small Company Stocks             30.38% (1975-84)  -5.70% (1929-38)
  C Long-Term Corporate Bonds        16.32% (1982-91)   0.98% (1947-56)
  D Long-Term Government
    Bonds                            15.56% (1982-91)  -0.07% (1950-59)
  E Intermediate-Term
    Government Bonds                 13.13% (1982-91)   1.25% (1947-56)
  F US  Treasury Bills                9.17% (1978-87)   0.15% (1933-42)*
  G Inflation                         8.67% (1973-82)  -2.57% (1926-35)

                                                        * Also (1934-43)

In 52 of the 62 10-year holding periods charted by Ibbotson Associates, common stocks provided the highest returns of all Asset Classes, but also experienced the highest number of 10-year periods when losses occurred; 2 out of 62 periods for each of Small Company Stocks and Large Company Stocks. However, compared to the results for one-year periods, volatility was reduced as the holding period lengthened.

When the holding period is lengthened to twenty years (see next page), common stocks provided the highest returns of all Asset Classes in all 52 of the overlapping 20 year periods within the years 1926 through 1996, and volatility was reduced even further. Moreover, none of the Ibbotson Asset Classes realized negative returns during the 52 periods.

--------------------------------------------------------------------------------

                                Range of Returns
                             By Ibbotson Asset Class
                   52 Overlapping Twenty Year Holding Periods
                                    1926-1996

                               [GRAPHIC OMITTED]

                                    Twenty Year Average  Annual Returns
   Ibbotson Asset Classes             Maximum Value      Minimum Value
    ---------------------            ----------------   ---------------
  A Large Company Stocks             16.86% (1942-61)   3.11% (1929-48)
  B Small Company Stocks             21.13% (1942-61)   5.74% (1929-48)
  C Long-Term Corporate Bonds        10.58% (1976-95)   1.34% (1950-69)
  D Long-Term Government
    Bonds                            10.45% (1976-95)   0.69% (1950-69)
  E Intermediate-Term
    Government Bonds                 9.85% (1974-93)    1.58% (1940-59)
  F US  Treasury Bills               7.72% (1972-91)    0.42% (1931-50)
  G Inflation                        6.36% (1966-85)    0.07% (1926-45)

Overall, the SBBI data show that, historically, the longer that a portfolio of common stocks was held, the more likely it became that results would be positive and superior to those for the other Asset Classes. The data also show that when the holding period was shorter, the chance of loss was more likely for all Asset Classes, but particularly for common stocks. These trends indicate that it may be advantageous for a policyowner who hopes to achieve long-term positive returns within a Park Avenue Life policy to keep the policy in force, and select Variable Investment Options which are consistent with future goals.

STOCKS AND BONDS VERSUS INFLATION

The SBBI data also show that common stock returns have outpaced inflation in each of the 52 overlapping 20-year periods within the years 1926 through 1996. While the returns on the three Asset Classes of bonds demonstrated less volatility over time, they have not always kept pace with inflation. The following graphs depict these comparisons.


                  Comparison: Stocks and Bonds Versus Inflation
                           For Ibbotson Asset Classes

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                   APPENDIX D
                             USES OF LIFE INSURANCE

The following are examples of ways in which the policy can be used to address certain financial objectives, bearing in mind that variable life insurance is not a short-term investment and that its primary purpose is to provide benefits upon the death of the insured.

Family Income Protection

Life insurance may be purchased on the lives of a family's income earners to provide a death benefit to cover final expenses, and continue the current income to the family. The amount of insurance purchase should be an amount which will provide a death benefit that when invested outside the policy at a reasonable interest rate, will generate enough money to replace the insured's income.

Estate Protection

Life insurance may be purchased by a trust on the life of a person whose estate will incur federal estate taxes upon his or her death. The amount of insurance purchased should equal the amount of the estimated estate tax liability. Upon the insured's death, the trustee could make the death proceeds available to the estate for the payment of estate taxes.

Education Funding

Life insurance may be purchased on the life of the parent(s) or primary person funding an education. The amount of insurance purchased should equal the total education cost projected at a reasonable inflation rate.

In the event of the insured's death, the guaranteed death benefit is available to help pay the education costs. If the insured lives through the education years, the cash value accumulations may be accessed to help offset the remaining education costs. Any policy loans or partial withdrawals will reduce the policy's death benefit and may have tax consequences.

Mortgage Protection

Life insurance may be purchased on the life of the person(s) responsible for making mortgage payments. The amount of insurance purchased should equal the mortgage amount. In the event of the insured's death, the guaranteed death benefit can be used to offset the remaining mortgage balance.

During the insured's lifetime, the cash value accumulations may be accessed late in the mortgage term to help make the remaining mortgage payments. Any policy loans or partial withdrawals will reduce the policy's death benefit and may have tax consequences.

Key Person Protection

Life insurance may be purchased by a business on the life of a key person in an amount equal to a key person's value, considering salary, benefits, and contribution to business profits. Upon the key person's death, the business can use the death benefit to ease the interruption of business operations and/or to provide a replacement fund for hiring a new executive.

Business Continuation Protection

Life insurance may be purchased on the life of each business owner in an amount equal to the value of each owner's business interest. In the event of death, the guaranteed death benefit may provide the funds needed to carry out the purchase of the deceased's business interest by the business, or surviving owners, from the deceased owner's heirs.

Retirement Income

Life insurance may be purchased on the life of a family income earner during his or her working life. If the insured lives to retirement, the cash value accumulations may be accessed to provide retirement payments. In the event of the insured's death, the proceeds may be used to provide retirement income to his or her spouse. Any policy loans or partial withdrawals will reduce the policy's death benefit and may have tax consequences.

Deferred Compensation Plans

Life insurance may be purchased to fund a Deferred Compensation Plan, or Selective Incentive Plan, for key employees. A Deferred Compensation Plan, or Selective Incentive Plan, is a written agreement between an employer and an executive. The employer makes an unsecured promise to make future benefit payments to a key executive if the executive meets certain stated requirements.

Under this type of plan, a company purchases a cash value life insurance policy insuring an executive's life to (1) informally fund the promised benefits and
(2) recover its plan costs at the death of the executive. The policy cash values may be used to help pay the promised benefits to the executive. In the event that the executive dies prior to retirement, the policy death benefits can be used to fund survivor benefits.

Split Dollar Plans

Life insurance may be purchased by an employer on the life of an employee under a Split Dollar Plan. In a Split Dollar Plan, the employer advances the executive the premium on a life insurance policy. Both the employer

--------------------------------------------------------------------------------
and the executive share the cash value and death benefit under the policy. Generally, the employer has rights to the cash value and death benefit equal to its advances. The balance of the cash value and death benefit belong to the executive.

The executive receives an economic benefit for which he or she must contribute into the plan or pay income tax. The economic benefit is equal to the term value of the death benefit assuming taxation under IRS Revenue Rulings and IRC Section
72. Different results are possible if these or other code sections are applied or amended.

Executive Bonus Plans

Life Insurance may be purchased by an employee with funds provided by his or her employer for that purpose. An Executive Bonus plan involves an employer providing an executive with additional compensation to enable the executive to pay premiums on a life insurance policy. The bonus is tax deductible by the employer and received as taxable income by the executive.

                                     * * * *

Because the policy provides a death benefit and cash surrender value, the policy can be used for various individual and business planning purposes. Purchasing the policy in part for such purposes entails certain risks, particularly if the policy's cash surrender value, as opposed to its death benefit, will be the principal policy feature used for such planning purposes. If Policy Premiums are not paid, the investment performance of the Variable Investment Options to which Policy Account Value is allocated is poorer than anticipated, or insufficient cash surrender value is maintained, then the policy may lapse or may not accumulate sufficient values to fund the purpose for which the policy was purchased. Because the policy is designed to provide benefits on a long-term basis, before purchasing a policy for a specialized purpose, a purchaser should consider whether the long-term nature of the policy is consistent with the purpose for which it is being considered. (See "Tax Effects.")

Policyowners are urged to consult competent tax advisors about the possible tax consequences of pre-death distributions from any life insurance policy, including Park Avenue Life.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                   APPENDIX E

                          ADDITIONAL BENEFITS BY RIDER

Additional benefits are available by riders to the policy. Riders are issued subject to GIAC's standards for classifying risks. GIAC charges premiums for additional benefit riders. These premium amounts are included in the Policy Premium charged to a Park Avenue Life policyowner, but rider premiums are not allocated to the Variable Investment Options or Fixed-Rate Option under the policy. The benefits provided by the riders are fully described in the riders and summarized here.

      Waiver of Premium -- this rider provides for the waiver of Policy Premiums while the insured is totally disabled.

      Accidental Death Benefit -- this rider provides additional insurance coverage if the insured's death results from accidental bodily injury.

      Guaranteed Purchase Option -- this rider provides the policyowner the right to purchase additional insurance policies on the insured's life without evidence of insurability on the Policy Anniversaries nearest certain birthdays of the insured (the "Option Dates") or within specified time periods of qualifying life events ("Alternate Option Dates") provided
      (i) all Policy Premiums are paid to the applicable Option Date or Alternate Option Date, (ii) written application and evidence of insurability satisfactory to the issuer and the first premium for the new policy are received as set forth in the rider, (iii) if applicable, satisfactory evidence of the qualifying life event accompanies the application.

      Simplified Insurability Option -- this rider allows the policyowner to purchase additional policies on certain Policy Anniversaries ("Option Dates") provided: (i) all Policy Premiums are paid to the applicable Option Date, (ii) written application and evidence of insurability satisfactory to the issuer are received as set forth in the rider, and
      (iii) Policy Premiums are not being waived under a waiver of premium rider.

      Adjustable Renewable Term (ART) Insurance -- this rider provides term insurance for one year periods.

By adding an ART rider to a Park Avenue Life policy, a policyowner can increase the insurance coverage provided by the entire contract. Generally, term insurance is intended to fill a temporary insurance need, and permanent (whole life) insurance is intended to fill long-term insurance needs. Term insurance is generally more economical for short periods, while permanent insurance is generally more economical over longer periods. If a policyowner has a short-term need for more insurance protection, it may be in his or her interest to supplement a Park Avenue Life policy with an ART rider. When the need abates, the rider can be terminated without triggering surrender charges, which are imposed when the policy's coverage is reduced during the first 12 policy years. See "Reducing the Face Amount" and "Deductions and Charges."

GIAC may from time to time discontinue the availability of one or more of these riders, or make other riders available. GIAC agents can provide information about the current availablity of particular riders.

--------------------------------------------------------------------------------

                                   APPENDIX F

         VARIABLE WHOLE LIFE INSURANCE WITH MODIFIED SCHEDULED PREMIUMS

                  FIRST YEAR SURRENDER CHARGE RATES PER $1,000

                             Male                                 Female                               Unisex
               ---------------------------------    ---------------------------------    ---------------------------------
               Preferred                            Preferred                            Preferred
     Age         Plus      Preferred    Standard      Plus       Preferred   Standard      Plus       Preferred   Standard
     ---         ----      ---------    --------      ----       --------    --------      ----       --------    --------
      0                      6.46                                 5.48                                  6.27
      1                      6.30                                 5.37                                  6.13
      2                      6.39                                 5.44                                  6.20
      3                      6.49                                 5.51                                  6.30
      4                      6.60                                 5.58                                  6.39
      5                      6.70                                 5.67                                  6.49
      6                      6.83                                 5.76                                  6.62
      7                      6.95                                 5.85                                  6.74
      8                      7.11                                 5.95                                  6.88
      9                      7.25                                 6.06                                  7.02
     10                      7.42                                 6.16                                  7.16
     11                      7.58                                 6.28                                  7.33
     12                      7.75                                 6.39                                  7.49
     13                      7.95                                 6.53                                  7.67
     14                      8.12                                 6.65                                  7.82
     15                      8.30                                 6.77                                  8.00
     16                      8.45                                 6.91                                  8.16
     17                      8.63                                 7.05                                  8.31
     18                      8.79                                 7.19                                  8.47
     19                      8.96                                 7.35                                  8.65
     20         8.09         7.94       10.17         7.25        7.15        8.12         7.92         7.77        9.71
     21         8.26         8.10       10.43         7.40        7.29        8.42         8.07         7.93        9.95
     22         8.43         8.28       10.69         7.57        7.45        8.73         8.25         8.10       10.21
     23         8.62         8.50       10.99         7.74        7.63        9.05         8.42         8.38       10.50
     24         8.80         8.82       11.31         7.91        7.81        9.40         8.62         8.71       10.80
     25         9.02         9.17       11.64         8.10        8.11        9.77         8.83         9.05       11.12
     26         9.33         9.63       12.20         8.38        8.52       10.33         9.12         9.51       11.77
     27         9.65        10.13       12.80         8.67        8.94       10.93         9.44        10.00       12.46
     28        10.05        10.69       13.48         9.03        9.43       11.61         9.82        10.56       13.24
     29        10.42        11.25       14.27         9.36        9.92       12.29        10.18        11.11       14.02
     30        10.86        11.90       15.17         9.75       10.48       13.08        10.62        11.75       14.92
     31        11.27        12.53       16.09        10.11       11.02       13.86        11.02        12.36       15.83
     32        11.77        13.25       17.12        10.62       11.64       14.75        11.55        13.07       16.84
     33        12.25        13.97       18.16        11.17       12.25       15.64        12.14        13.78       17.86
     34        12.88        14.73       19.29        11.73       12.90       16.59        12.76        14.51       18.97
     35        13.59        15.58       20.55        12.40       13.62       17.66        13.47        15.37       20.21
     36        14.20        16.31       21.51        12.94       14.22       18.48        14.07        16.09       21.15
     37        14.85        17.07       22.56        13.49       14.84       19.33        14.70        16.82       22.18
     38        15.52        17.87       23.67        14.09       15.51       20.23        15.36        17.60       23.26
     39        16.22        18.71       24.85        14.70       16.19       21.18        16.06        18.44       24.41
     40        16.96        19.61       26.11        15.37       16.93       22.17        16.79        19.30       25.64
     41        17.74        20.54       27.47        16.05       17.71       23.22        17.57        20.23       26.96
     42        18.58        21.54       28.89        16.78       18.52       24.31        18.39        21.21       28.33
     43        19.45        22.60       30.40        17.54       19.38       25.43        19.26        22.24       29.80
     44        20.39        23.72       32.03        18.34       20.28       26.62        20.17        23.34       31.35
     45        21.39        24.89       33.73        19.19       21.19       27.88        21.16        24.46       33.01
     46        22.57        26.20       35.91        20.07       22.25       29.43        22.30        25.75       35.11
     47        23.81        27.59       38.22        21.01       23.36       31.07        23.51        27.11       37.32
     48        25.14        29.08       40.68        21.98       24.54       32.80        24.76        28.56       39.68

--------------------------------------------------------------------------------

         VARIABLE WHOLE LIFE INSURANCE WITH MODIFIED SCHEDULED PREMIUMS

                  FIRST YEAR SURRENDER CHARGE RATES PER $1,000

                             Male                                 Female                               Unisex
               ---------------------------------    ---------------------------------    ---------------------------------
               Preferred                            Preferred                            Preferred
     Age         Plus      Preferred    Standard      Plus       Preferred   Standard      Plus       Preferred   Standard
     ---         ----      ---------    --------      ----       --------    --------      ----       --------    --------
     49        26.54        30.67       43.27        23.02       25.80       34.65        26.10        30.09       42.15
     50        28.02        32.36       45.98        24.10       27.14       36.57        27.56        31.73       44.76
     51        29.60        34.14       48.85        25.25       28.54       38.61        29.07        33.48       47.13
     52        31.25        36.03       51.65        26.46       30.05       40.10        30.66        35.33       49.02
     53        33.00        38.02       53.87        27.74       31.63       41.55        32.33        37.27       51.03
     54        34.84        40.14       56.20        29.07       33.31       43.06        34.09        39.31       53.15
     55        36.79        42.35       58.66        30.48       35.04       44.66        35.97        41.49       55.40
     56        38.24        44.62       58.69        31.63       36.36       46.36        37.34        43.60       57.77
     57        39.74        47.01       58.65        32.83       37.74       48.17        38.83        45.81       58.68
     58        41.33        49.53       58.62        34.07       39.18       50.11        40.36        48.17       58.65
     59        42.99        52.19       58.60        35.40       40.69       52.18        42.01        50.65       58.60
     60        44.79        55.01       58.53        36.78       42.25       54.39        43.72        53.29       58.56
     61        46.67        58.02       58.51        38.22       43.92       56.78        45.55        56.05       58.57
     62        48.66        58.76       58.44        39.77       45.66       58.75        47.48        58.81       58.52
     63        50.78        58.73       58.43        41.38       47.51       58.74        49.51        58.79       58.48
     64        53.02        58.69       58.39        43.13       49.46       58.72        51.72        58.76       58.44
     65        56.58        58.68       58.33        44.94       51.57       58.67        54.05        58.71       58.39
     66        58.77        58.62       58.29        47.48       54.42       58.67        57.78        58.66       58.37
     67        58.70        58.60       56.94        50.21       57.52       58.62        58.75        58.63       58.32
     68        58.63        58.59       56.17        53.13       58.85       58.61        58.69        58.59       58.29
     69        58.57        58.50       56.13        56.24       58.81       58.56        58.64        58.59       58.24
     70        58.46        58.42       56.02        58.87       58.78       58.56        58.58        58.54       56.95
     71        58.41        58.36       55.94        58.80       58.76       58.53        58.51        58.44       56.09
     72        58.29        58.26       55.84        58.75       58.72       58.47        58.45        58.38       56.01
     73        58.26        58.19       55.73        58.68       58.64       58.45        58.37        58.31       55.99
     74        58.14        58.11       55.65        58.62       58.59       56.44        58.30        58.20       55.96
     75        58.10        58.08       55.63        58.56       58.48       56.36        58.19        58.15       55.86
     76        58.07        57.97       55.56        58.47       58.46       56.30        58.11        58.06       55.77
     77        57.91        57.95       55.49        58.39       58.39       56.18        58.05        58.01       55.77
     78        57.88        57.87       55.47        58.30       58.27       56.12        58.07        57.97       55.67
     79        57.86        57.80       55.46        58.33       58.29       56.18        57.93        57.89       55.67
     80        57.90        57.81       55.49        58.31       58.16       56.05        57.93        57.97       55.69

--------------------------------------------------------------------------------

                                     PART II

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                        UNDERTAKING PURSUANT TO RULE 484

     Under Article VIII of GIAC's By-Laws, as supplemented by Section 3.2 of GIAC's Certificate of Incorporation, any past or present director or officer of GIAC (including persons who serve at GIAC's request or for its benefit as directors or officers of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise [hereinafter referred to as a "Covered Person"]) is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by such Covered Person in connection with any action, suit or proceeding to which such Covered Person may be a party or otherwise involved by reason of being or having been a Covered Person. However, this provision does not protect a Covered Person against any liability to either GIAC or its stockholder to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the Covered Person's office. This provision does protect a director of GIAC against any liability to GIAC or its stockholder for monetary damages or for breach of fiduciary duty as a director of GIAC, except for liability (i) for any breach of the director's duty of loyalty to GIAC or its stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                      REPRESENTATION PURSUANT TO SECTION 26

GIAC hereby presents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GIAC.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.

     Cross-reference to items required by Form N-8B-2.

     The undertaking to file reports.

     The undertaking pursuant to Rule 484.

     The representation pursuant to Section 26 of The Investment Company Act of 1940.

     The signatures.


     Written consents of the following persons:
     Richard T. Potter, Jr., Esq.
     Charles G. Fisher
     Price Waterhouse LLP

----------

     The following exhibits:


     1.A   (1)       Resolution of the Board of Directors of The Guardian
                     Insurance & Annuity Company, Inc. establishing The
                     Guardian Separate Account K.*
           (2)       Not Applicable.
           (3)(a), (b)
           and (c)   Distribution Agreements.
           (4)       Not Applicable.
           (5)       Specimen of the Variable Whole Life Insurance Policy with
                     Modified Scheduled Premiums.
           (6)(a)    Certificate of Incorporation of The Guardian Insurance &
                     Annuity Company, Inc.*
           (6)(b)    By-laws of The Guardian Insurance & Annuity Company, Inc.
           (7)       Not Applicable.*
           (8)       Amended and Restated Agreement for Services and
                     Reimbursement Therefor between The Guardian Life Insurance
                     Company of America and The Guardian Insurance & Annuity
                     Company, Inc.*
           (9)       Not Applicable.
           (10)      Form of Application for the Variable Whole Life Policy with
                     Modified Scheduled Premiums.*
           (11)(a)   Memorandum on the Policy's Issuance, Transfer and
                     Redemption Procedures and on the Method of Computing Cash
                     Adjustments upon Exchange of the Policy.*

     2.    See Exhibit 1.A(5).
     3. (a)Opinion of Richard T. Potter, Jr., Esq.
     3. (b)Consent of Richard T. Potter, Jr., Esq.
     4.    None.
     5.    Not Applicable.
     6.    Opinion and Consent of Charles G. Fisher, F.S.A.
     7.    Consent of Price Waterhouse LLP
     8. Powers of Attorney executed by a majority of the Board of Directors and certain principal officers of The Guardian Insurance & Annuity Company, Inc.*
    27.    Financial Data Schedules
----------
* Incorporated by reference to the Registration Statement on Form S-6 filed by the Registrant on July 25, 1997 (Registration No. 333-32101).

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Guardian Separate Account K, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 25th day of November, 1997.



                                  THE GUARDIAN SEPARATE ACCOUNT K
                                        (Name of Registrant)


                                  THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                                               (Name of Depositor)


                                  By:    s/ Thomas R. Hickey, Jr.
                                     -------------------------------------
                                              THOMAS R. HICKEY, JR.
                                           VICE PRESIDENT, OPERATIONS


     Attest:   /s/ Sheri L. Kocen
            ---------------------------------
                SHERI L. KOCEN
                ASSISTANT COUNSEL

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of The Guardian Insurance & Annuity Company, Inc. in the capacities and on the date indicated.


       s/ Joseph D. Sargent*          President, Chief Executive Officer
-----------------------------------   and Director
         Joseph D. Sargent
   (Principal Executive Officer)

        s/ Frank J. Jones*            Executive Vice President, Chief Investment
-----------------------------------   Officer and Director
          Frank J. Jones
   (Principal Financial Officer)

        s/ Edward K. Kane*            Senior Vice President, General Counsel
-----------------------------------   and Director
          Edward K. Kane

         s/ Frank L. Pepe             Vice President and Controller
-----------------------------------
           Frank L. Pepe
  (Principal Accounting Officer)


         s/ John M. Smith             Executive Vice President and Director
-----------------------------------
          John M. Smith


       s/ Philip H. Dutter*           Director
-----------------------------------
         Philip H. Dutter


       s/ Arthur V. Ferrara*          Director
-----------------------------------
         Arthur V. Ferrara


          s/ Leo R. Futia*            Director
-----------------------------------
           Leo R. Futia

      s/ Peter L. Hutchings*          Director
-----------------------------------
        Peter L. Hutchings

       s/ William C. Warren*          Director
-----------------------------------
         William C. Warren


*By:     s/ Thomas R. Hickey, Jr.                        Date: November 25, 1997
      ---------------------------------
          Thomas R. Hickey, Jr.
        Vice President, Operations
      Pursuant to Power of Attorney

                         THE GUARDIAN SEPARATE ACCOUNT K

                                  EXHIBIT INDEX

Exhibit
Number                       Description                                   Page*


1. A(3)(a)(b)
      and (c)  Distribution Agreements
1. A(5)        Specimen of the Variable Whole Life Insurance Policy
               with Modified Scheduled Premiums.
3. (a)         Opinion of Richard T. Potter, Jr., Esq.
3. (b)         Consent of Richard T. Potter, Jr., Esq.
6.             Opinion and Consent of Charles G. Fisher, F.S.A.
7.             Consent of Price Waterhouse LLP
27.            Financial Data Schedule